STATE OF ISRAEL

This description of the State of Israel is dated as of June 24, 2010 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2009.

STATE OF ISRAEL

LIST OF TABLES

i

ii

LEBANON
SYRIA
Sea of Galilee
Haifa
Mediterranean Sea
Tel-Aviv
JUDEA
and
SAMARIA
JORDAN
Jerusalem
Dead Sea
GAZA STRIP
ISRAEL
EGYPT
SINAI PENINSULA
Eilat
Gulf of Eilat
SAUDI ARABIA

* These areas are subject to agreements between Israel and the Palestinian Authority. The Palestinian Authority has gradually taken responsibility for administering certain self-rule areas, including the Gaza Strip and parts of the West Bank (Judea and Samaria).

Except as otherwise specified, all amounts in this report are expressed in New Israeli Shekels (“NIS” or “shekel”) or in U.S. dollars (“$”, “US$”, “dollars” or “USD”). Any amounts stated in dollars in this report as of a stated date or for a stated period that were converted from NIS into dollars, were either converted at the representative foreign exchange rate for dollars on such date, or at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel. The Bank of Israel calculates the representative foreign exchange rate for dollars for any day as the average of the NIS/$ buying and selling rates prevailing in the market on such date. The representative NIS/$ exchange rates as of the following dates and for the following periods were:

Table No. 1

NIS/U.S. Dollar Exchange Rates

	2005	2006	2007	2008	2009
December 31st	4.603	4.225	3.846	3.802	3.775
Yearly Average	4.488	4.456	4.108	3.588	3.933

Source: Bank of Israel.

On December 31, 2009, the Bank of Israel representative foreign exchange rate for USD was NIS3.775 per USD1.0. The average exchange rate for the year 2009 was NIS3.933 per USD1.0. In October 2000, all restrictions on foreign currency derivative transactions with nonresidents were abolished. For a further discussion of the convertibility of the NIS, see “Balance of Payments and Foreign Trade — Foreign Exchange Controls and International Reserves” below.

In June 2008, the NIS became one of the seventeen currencies eligible for payment settlements through the Continuous Linked Settlement (“CLS”) Bank system (“CLS Bank”). CLS eligibility eliminates part of the risk associated with foreign exchange transactions across time zones, enhancing the NIS systemic stability. Currently, over half of all CLS Bank members are able to settle the shekel immediately.

The fiscal year of the Government of Israel (the “Government”) ends December 31. The twelve-month period which ended on December 31, 2009 is referred to in this Prospectus as “2009”, and other years are referred to in a similar manner.

Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current prices without adjustment for inflation.

Figures in this report are as of December 31, 2009, except as otherwise indicated.

SUMMARY INFORMATION AND RECENT DEVELOPMENTS

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document.

Economic Developments.  The economic recovery that began in 2004 and gained strength from 2005 to 2007, slowed in 2008. Following a strong growth in GDP during the years 2004 – 2007 (above 5% annually), in 2008 the rate of growth slowed to 4.0%, with negative growth in the last quarter of the year. In 2009, GDP grew by 0.7%. The United States sub-prime market crisis of 2008 and the broader global financial crisis have had far reaching effects that impacted, both directly and indirectly, the economies of many countries around the world including Israel. The decline of stock markets, both abroad and domestically, has eroded the value of the assets held by the public in Israel. Consequently, a decrease in private consumption may be anticipated. Additionally, Israel’s economy is small and open, and thus particularly vulnerable to general economic downturns in other developed countries. These downturns led to a sharp drop in demand for export goods from Israel in 2008, which partially recovered throughout 2009.

Israel had a current account surplus of 3.7% of GDP in 2009 and ample foreign currency reserves (in excess of $60.6 billion as of December 31, 2009, compared with $42.5 billion as of December 31, 2008). These numbers reflect a high degree of economic stability and have alleviated some of the effects of the global financial crisis on economic activity in Israel. Israel also has more than $3.0 billion (subject to reduction under certain conditions) available for borrowing under the U.S. loan guarantee program, under which the United States will guarantee all payments of principal and interest on bonds issued by Israel. The loan guarantees are available until 2011 (with an additional roll-over year in 2012). Additionally, Israel’s economy has limited exposure to complex assets such as collateralized debt obligations or mortgage-backed securities. The level of collateral financing in Israel is also lower than that of many countries, with a combined loan-to-value ratio of 60 – 70%. Housing prices have remained relatively stable for the last decade and thus, Israel has not developed a housing bubble to date.

The government deficit was 5.13% of GDP in 2009, which was significantly lower than the budgeted deficit of 6%. In addition, the rise of the debt-to-GDP ratio was limited to 79.6% in 2009, up from 77.2% in 2008. The public debt-to-GDP ratio is anticipated to be slightly reduced in 2010.

On March 26, 2009, Israel issued USD1.5 billion, 5.125% 10-year bonds in the global markets. This was the largest bond offering to date by the State of Israel in the global market. On March 18, 2010, Israel issued EUR1.5 billion of 4.625% 10-year bonds in the Euro market. This transaction was Israel’s largest sovereign bond offering to date.

Balance of Payments and Foreign Trade.  As a result of a more rapid expansion of exports as compared with the expansion of imports, as well as additional income derived from investment by Israelis living abroad, Israel’s current account transformed into a small surplus in 2003 and peaked with a surplus of $7.4 billion in 2006. In 2008, the current account had a surplus of $1.3 billion, and in 2009 the surplus was $7.2 billion. Total exports (excluding diamonds) constituted 36.4% of GDP in 2007, 35.4% of GDP in 2008 and 31.6% of GDP in 2009.

In 2009, 1.963 million visitors arrived to Israel by air, a decrease from more than 2.1 million visitors arriving to Israel by air in 2008. The 2008 arrivals represented a 20.8% increase compared to 2007, which registered the previous record of 1.8 million visitors. The Israeli military operation “Cast Lead” in the Gaza territory (as defined below (see “Political Situation”)) limited the number of tourists visiting Israel during the beginning of 2009. Throughout the second part of 2009 tourism picked up; however, the year ended with a 7.1% decrease compared to 2008. During 2009, United States visitors were 23.5% of total entries, France — 10%, Russia — 8%, UK — 6.8% and Germany — 5.4%.

Israel is a party to free trade agreements with its major trading partners and it is one of the few nations that are a party to free trade agreements with both the United States and the European Union (“EU”). In March 2010, Israel was accepted into the Organization for Economic Co-operation and Development (“OECD”) as a full member.

Fiscal Policy.  Israel’s budget deficit was 5.13% in 2009, following a 2.2% deficit in 2008. The global financial crisis had a significant impact on the tax revenues of Israel. The decline in tax revenues served as an automatic stabilizer to reduce the effect of the global crisis on the local economy. Israel’s gross public debt as a percentage of GDP in 2009 was 79.6%, which was higher than 2008 (77.2%), similar to 2007 (78.3%) and lower than 2006 (84.5%).

Israel’s first biennial budget was passed in July of 2009, covering the fiscal years of 2009 and 2010.

Inflation and Monetary Policy.  Since mid-2008, the Bank of Israel has been practicing expansionary monetary policy focusing on three areas: the purchase of foreign currencies, which has increased the supply of money; the interest rate (reduced to 0.5% for much of 2009); and the [Bank of Israel purchases of Government of Israel bonds]. The inflation rate in 2009 was 3.9%, which was higher than the target range of 1% – 3%. The average shekel exchange rate for 2009 depreciated 9.6% against the dollar after appreciating by 12.7% in 2008. The contributing factor for the depreciation of the shekel was the intervention of the Central Bank of Israel in the foreign exchange market. This counteracted factors for appreciation by the surplus in the current account.

Labor Market.  During the second quarter of 2008, the labor market underwent a downturn and the unemployment rate began to rise from 6.1% in 2008 to a high of 7.9% in mid-2009. During the second part of 2009, the unemployment rate decreased slightly to 7.4%. The total number of Israeli employees as well as labor participation rate rose in 2008. In 2009, the participation rate and the number of jobs remained stable.

Capital Markets.  The Tel-Aviv Stock Exchange (“TASE”), which suffered a downturn due to the financial crises around the world in 2008, recovered in 2009. The TASE 100 Index (which is comprised of the 100 largest companies by market capitalization) rose 25.3% in 2007, but fell 51.1% in 2008. Since the beginning of 2009, the TASE 100 rose by 88.8% (year-end 2008 compared to year-end 2009). The TASE’s market capitalization also rose from $106.7 billion at the end of 2008 to $189.1 billion at the end of 2009.

Despite the global financial crisis in 2008, the interbank loan market in Israel has functioned normally, both with respect to its volume of activity and the level of interest paid. In Israel, there is no significant spread between the interbank interest rate and the central bank’s target interest rate.

Currently, the Israeli banking authorities are monitoring each bank on an ongoing basis and the situation of the banking system as a whole. In addition, the Bank of Israel maintains ongoing contact with the Ministry of Finance and the Israel Securities Authority in order to obtain a comprehensive view of the financial markets, ensure coordination and decide on what policies and measures should be implemented in the future.

Furthermore, the Bank of Israel announced several steps to increase the liquidity of the financial system. Beginning in January 2009, the Bank has reduced the absorption of surplus liquidity that it carries out via the issue of ‘Makam’ (short-term bills issued by the Bank). In addition to the one-day and one-week monetary loans and deposits offered through auctions to the banking system, the Bank now offers longer term loans and deposits. Moreover, the interest spread between the credit window and the deposit window for commercial banks will be reduced from ± 1 percentage points around the Bank interest rate to ± 0.25 percentage points.

Political Situation.  On February 10, 2009, Israel held a general election. In a general election, the electorate votes for a party rather than for individuals and the 120 seats in the Knesset (Israel’s parliament) are assigned in proportion to each party’s percentage of the total national vote. Since a government requires the Knesset’s confidence to function, it must have a supporting coalition of at least 61 of the 120 Knesset members. Since the inception of the State of Israel, no party has received enough Knesset seats to be able to form a government by itself; thus all Israeli governments have been based on coalitions of several parties, with those remaining outside the government making up the opposition.

On February 18, 2009, the Israeli President Mr. Shimon Peres (the “President”) received the official election results from the Chairman of the Central Election Committee. No individual party had sufficient Knesset seats to control the Knesset so a coalition government was required to be formed. According to Israeli law, the President has seven days from the date of the official results of the elections within which to choose, after discussions with all elected parties, a party leader who then has the opportunity to create a coalition government. The President should choose the party leader that he believes has the best chance of forming the most stable coalition in the light of the Knesset election results. After the President announces his decision, the elected party leader chosen by the President has 42 days within which to assemble a coalition government. If a viable coalition government is not formed within 42 days, the President may then assign the task of forming a coalition to another Knesset member. On February 19, 2009, the President chose Mr. Benjamin Netanyahu, leader of the Likud party, to assemble the coalition. On March 31, 2009, Mr. Benjamin Netanyahu introduced the new government.

In response to over 8,000 rockets striking Israel since Israel’s 2005 pullout from the Gaza strip, on December 27th, 2008, Israel commenced a military operation (Operation “Cast Lead”) in the Hamas-led Gaza territory. On January 18th, 2009, Israel declared a unilateral cease-fire (followed a week later by a call for cease-fire from Hamas). By January 21st, 2009, Israel had withdrawn completely from the Gaza strip territory. The impact of Operation “Cast Lead” on Israel’s economy has been limited as most businesses in Israel’s southwest, near the Gaza strip, continued to operate during the operation. Israel’s financial and industrial center, located out of the rocket range, continued to operate in full scale. The ports and other trade facilities continued to operate as usual. Despite the fact that after the declared cease-fire rockets continue to be launched into Israel from the Gaza strip, efforts continue to be made to promote negotiations aimed at long term peace.

Privatization.  In recent years, the Government has made significant progress in the privatization of state-owned enterprises and the reduction of State subsidies. From 1986 through April 2008, 95 Government Companies (as defined below (see “The Economy — Role of the State in the Economy”)) have been transferred to private hands and the Government’s proceeds from privatization were approximately $14.2 billion. In 2007, proceeds from privatization totaled $1.4 billion. Proceeds from privatization in 2008 were minimal. In 2010, Israel privatized 5% of its 25% stake in Israel Discount Bank. Israel continues to hold 20% in Israel Discount Bank and 11.54% in Bank Leumi Le-Israel.

Table No. 2

Selected Economic Indicators
(In Billions of NIS Unless Noted)

	2005	2006	2007	2008	2009
Main Indicators
GDP (billions, at constant 2005 prices)	NIS602.5	NIS634.3	NIS667.3	NIS694.0	NIS699.0
Percentage change, real GDP	5.1%	5.3%	5.2%	4.0%	0.7%
GDP per capita (at constant 2005 prices) (in NIS)	86,940	89,929	92,943	94,959	93,947
Percentage change, GDP per capita	3.3%	3.4%	3.4%	2.2%	-1.1%
Inflation (change in CPI – annual average)	1.3%	2.1%	0.5%	4.6%	3.3%
Industrial production	3.6%	9.9%	4.4%	7.4%	-6.0%
Business sector product (at constant 2005 prices)	438.3	466.4	492.9	515.3	515.2
GDP (at current prices)	602.5	649.9	686.0	725.1	766.1
Permanent average population (thousands)	6,930	7,054	7,180	7,309	7,440
Unemployment Rate	9.0%	8.4%	7.3%	6.1%	7.6%
Foreign Direct Investment (net inflows in billions of dollars)	4.3	15.3	8.8	10.9	3.8
Government Debt(1)
Total Gross Public Debt (at end-of-year current prices)	551.3	535.1	524.4	547.0	596.4
Total Gross Public Debt as percentage of GDP	91.8%	82.5%	76.4%	75.4%	77.8%
Trade Data
Exports (f.o.b.) of goods and services (NIS, at constant 2005 prices)	256.6	272.2	297.5	313.2	276.2
Imports (f.o.b.) of goods and services (NIS, at constant 2005 prices)	258.5	267.0	298.6	305.6	262.9
External Debt
External Debt Liabilities (in millions of dollars)	78,666	83,795	88,651	89,619	87,745
Net External Debt (in millions of dollars)	-17,790	-25,210	-43,612	-45,776	-51,850

(1)	Government debt (excluding local authorities’ debt).

Sources: Central Bureau of Statistics, Bank of Israel, Ministry of Finance.

STATE OF ISRAEL

Introduction

The State of Israel (the “State” or “Israel”) is a highly developed, industrialized democracy. Israel has seen improvements in most economic indicators. Real GDP increased, on average, by 3.7% annually from 1996 through 2009. During 2001 and 2002, a number of negative factors converged including: the ongoing security unrest in Israel, which negatively affected tourism; the global technology slump, which slowed investments in high-tech companies; and the global economic slowdown, which negatively affected Israeli exports. As a result, GDP remained stable in 2001 and decreased by 0.7% in 2002. An economic recovery began in 2003 and accelerated during 2004, 2005, 2006 and 2007. During these years the GDP increased by 4.4% on average per year. This growth rate was the result of several factors: reduction of the fiscal deficit and the size of the government, growth of global economic activity, increased activity in high-tech sectors and relatively low real interest rates.

After five years of rapid growth, the economy growth rate slowed during 2008 and the first quarter of 2009, as the global crisis erupted. However, the Israeli economy has been affected less severely by the global crisis than other developed countries and has recovered more rapidly. Several characteristics of Israel’s economy and financial system served to moderate the effects of the crisis. Some of these characteristics were the small government deficit, a balance of payments surplus in the current account, the resilience of the banking system, strong banking supervision, a stable real estate market and limited exposure of financial institutions to foreign toxic assts. The last three quarters of 2009 showed significant recovery in the economy.

The Israeli economy is external, foreign trade-oriented. Exports grew from 2004 to 2008 by 8.5% on average. In 2009, the growth rate of exports declined by 12.5%, reflecting the effects of the global economic crisis. In 2009, exports of services and goods (excluding diamonds) constituted 31.6% of GDP. Exports of high-tech industries accounted for 47.8% of exports of goods and services (excluding diamonds). Exports of services declined by 13.7% in 2009 (see “Balance of Payments and Foreign Trade”). In 2009, exports of goods (in US$ terms, excluding diamonds, ships and aircrafts) to the European Union declined by 24.7% and by 16.1% to the rest of the world, and rose by 1.7% to the United States.

Since 1990, Israel has made substantial progress in opening its economy, and major trade barriers as well as tariffs have since been removed. Israel has entered into free trade agreements with its major trading partners and is one of the few nations party to free trade agreements with both the United States and the European Union. Israel has also signed free trade agreements with the European Free Trade Association (“EFTA”) countries and with Canada, Turkey and Mexico.

The rate of inflation in the last decade (1999 – 2009) was anchored to the middle of the target range (1% – 3%) and stood at 2.0% on average. The CPI rose by 3.9% in 2009, which is above the inflation range and slightly elevated from a rate of 3.8% in 2008. The housing expense component was the main contributor to the CPI increase.

The total budget deficit (excluding net lending and the realized profits of the Bank of Israel) averaged 4.1% of GDP in 2001 – 2004, primarily as a result of a decline in GDP and in tax revenue. The implementation of a decisive fiscal policy starting in mid-2003, backed by the loan guarantees provided by the U.S. government, contributed significantly to macroeconomic stability by raising fiscal credibility and lowering economic uncertainty. In 2005 and 2006, the total budget deficits were 1.8% and 1% of GDP, respectively, and dropped to zero percent in 2007, mainly reflecting the higher than expected government tax revenues. In 2008, the deficit increased to 2.2% due to the continued cuts in tax rates, the slowdown in economic activity and negative developments in the capital markets, all of which had a negative effect on tax revenues. In 2009 the deficit increased to 5.13%, which was lower than the expected budget deficit of 6%. The current budget forecasts a deficit of 5.5% in 2010 and decreasing deficits in the following years of 3.0% in 2011, 2.0% in 2012, 1.5% in 2013 and 1.0% in 2014.

The current account balance has been positive ever since 2004, primarily due to the growing expansion of exports, as compared with the expansion of imports during that period. One of the factors that contributed to the growing surplus is the significant increase of financial investments by Israeli residents abroad, which produced higher interest and dividend income. This is partially due to the higher interest rates found abroad.

These surpluses in the current account reflect a high degree of external stability both by international standards and compared to the Israeli economy in the mid-1990s. The current account surplus reached 5.2% of the GDP in 2006 and 2.9% of GDP in 2007. In 2008, the current account surplus was reduced to 0.7% of GDP ($1.3 billion). In 2009, the current account had a surplus of $7.2 billion (3.7% of GDP) due to a surplus in the trade balance, resulting from a decrease in imports of goods and services that exceeded the decrease in exports of goods and services. In 2009, investment income to foreign entities from Israel was greater than investment income to Israel from abroad, although both declined from the previous year.

The unemployment rate continued to decrease in recent years, but rose slightly in 2009. The average unemployment rate decreased from 10.3% in 2004 to 9.0% 2005. In 2006 it dropped further to 8.4% and declined to 7.3% in 2007. In 2008, the unemployment rate continued to decline to an average of 6.1%. In 2009, the average unemployment rate rose to 7.6%. Both the number of Israeli employees and the labor participation rate rose in recent years. The rate of participation in the civilian labor market (as a percentage of the population aged 15 and above) remained stable in 2009 and the number of employees rose slightly, by 0.3%.

Israel’s productive and highly educated population remains a principal strength of the economy. Based on 2008 statistics, approximately 42.6% of the Israeli population over the age of 15 has had 13 or more years of schooling. In addition, from 1990 through 2008, approximately 1.2 million immigrants arrived, increasing Israel’s population by approximately 25%. The new immigrants are generally highly educated and include a high percentage of scientific, academic, managerial, technical and other professional workers. Although this wave of immigration initially placed strains on the economy by raising the budget and trade deficits and contributing to a relatively high level of unemployment, these immigrants have been successfully integrated into the economy. Today, the employment rate of immigrants who came to Israel in the first half of the 1990s is even lower than that of native-born Israelis.

Over the past three decades, Israel has made progress in reducing the hostilities that have existed with Arab countries in the region since the establishment of the State in 1948. Nevertheless, the unrest in the areas administered by the Palestinian Authority, which began in September 2000 and intensified during 2001 and 2002, has been a major setback in the peace process. Since 2003, there has been an improvement in the security situation, as it relates to the Israeli-Palestinian conflict, which is reflected by the relative decline in the number of terrorist attacks and security incidents.

The first peace agreement between Israel and its neighbors was the 1979 Camp David peace accord with Egypt. In September 1993, Israel and the Palestinian Liberation Organization (“PLO”) signed a Declaration of Principles, a turning point in Israeli-Arab relations. Israel signed a peace treaty with Jordan in 1994. Further agreements have also been signed between Israel and the PLO. In 2005, Israel implemented the Disengagement Plan, in which it dismantled all Israeli communities in the Gaza Strip, four Israeli towns in the northern West Bank and all of its military installations in those areas.

In July and August 2006, Israel was engaged in a war against the Lebanese terror organization Hezbollah in Lebanon — the “Second Lebanon War” (See “— International Relations” below). Since the disengagement from Gaza, Palestinian terrorist organizations had been firing an increasing number of rockets into Israel. During the month of May 2007, Palestinians launched 300 Qassam rockets at Sderot and the western Negev from Gaza. Hamas claimed responsibility for the continuous attacks. In 2008, Hamas continued to fire rockets into Southern Israel and on December 27th, Israel commenced a military operation into the Gaza territory. This operation (Operation “Cast Lead”) concluded on January 18th, 2009, contributing to a relatively quiet period in 2009 and the beginning of 2010. The Israeli economy was not notably affected by this operation.

Geography

Israel lies on the western edge of Asia bordering the Mediterranean Sea. It is bounded on the north by Lebanon and Syria, on the east by Jordan, on the west by the Mediterranean Sea and Egypt, and on the south by Egypt and the Gulf of Eilat. Israel has a total land area (excluding the Gaza Strip and the West Bank) of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the state of New Jersey. Jerusalem is the capital of Israel.

Population

Israel’s population, including Israeli citizens residing in the West Bank, but not including foreign nationals residing in Israel for employment purposes, was estimated to be 7.49 million as of December 31, 2009, up from 7.36 million in 2008 and 7.23 million in 2007. During the period from 1990 through 2009, Israel’s population grew by 55%, largely as a result of immigration. In 2008, approximately 10% of the population was 65 years of age or older, 31% was between the ages of 35 and 65, 31% was between the ages of 15 and 34, and 28% was under the age of 15. Approximately 90% of the population lives in urban areas. Nineteen percent of the population lives in Israel’s three largest cities: Jerusalem (population 773,800), Tel-Aviv (population 393,900) and Haifa (population 265,600).

The Israeli population is composed of a variety of ethnic and religious groups. At the end of 2008, 75.5% of the total Israeli population was Jewish, 16.8% was Muslim, 2% was Christian, 1.6% was Druze and 4.1% was not classified by religion. Israel’s Declaration of Independence and various decisions by Israel’s Supreme Court guarantee freedom of worship for all Israeli citizens. Hebrew and Arabic are the official languages of Israel and English is commonly used.

Immigration

Israel has experienced a continuous flow of immigrants, in part due to Israel’s Law of Return, which provides that any Jewish immigrant is entitled to become a citizen of Israel. In 2009, 14,567 immigrants arrived to Israel, an increase of 6% compared to the previous year.

Since 1990, and primarily between 1990 and 2003, the flow of immigrants has increased dramatically. The substantial influx of immigrants during these years totaling 1.1 million increased Israel’s population by more than 23% over this period. Over the same period, total population growth was 42.5%. Approximately 83% of all immigrants to Israel since 1990 have come from the former Soviet Union. Many of these immigrants are highly educated. Of the immigrants who arrived since 1990 who were over 15 years of age, 58% had over 13 years of schooling. Of the immigrants who arrived between 1990 and 2003, approximately 62% held scientific, academic, managerial, technical or other skilled jobs. This influx of highly skilled workers has contributed to the growth of the Israeli economy since 1990.

Form of Government and Political Parties

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution. Rather, a number of basic laws govern the fundamental functions of the State, including the electoral system, the government, the legislature and the judiciary, and guarantee the protection of property, life, body and dignity, as well as the right to privacy and freedom of occupation. These laws are given special status by Israeli courts relative to other laws and, in some cases, cannot be amended except by an absolute majority vote of the Knesset, Israel’s parliament. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the country’s laws, judicial decisions and Declaration of Independence.

The President is the head of state and is elected by the Knesset for a single seven-year term. The President has no veto powers and the duties of the office are mainly ceremonial. The President selects one of the Knesset members to form the government, after consulting with different parties’ representatives. If this selected Knesset member successfully assembles a coalition, then he/she becomes Prime Minister. The current President, Shimon Peres, was elected on June 13, 2007. The Prime Minister is the head of Israel’s Government and appoints a cabinet to assist in governing the country.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation. The entire country constitutes a single electoral constituency. Each party receiving more than 2.0% of the total votes cast is assigned membership in the Knesset in proportion to its percentage of the total national vote. Knesset elections are held every four years, unless the Knesset votes for elections to take place earlier or if the Knesset fails to pass the annual budget by the end of March.

If a 61-vote majority of the Knesset subsequently passes a vote of no confidence in the government and proposes an alternate candidate, the government will dissolve and the President will select the alternate candidate to form a new government. If the alternate candidate fails to form a new government, new elections will be held. The Prime Minister, with the approval of the President, also has the authority to dissolve the Knesset. However, a majority of Knesset members may require the President to appoint another Knesset member to form a new government. If this Knesset member fails to form a new government, new elections will be held.

Currently, Israel has two major political parties, Kadima and Likud. Since the establishment of the State of Israel in 1948, the Government has been a coalition government led by Avodah, Likud or Kadima and supported by a majority of the members of the Knesset.

The following table presents the distribution of current Knesset seats by party as of April 2009:

Table No. 3

Distribution of Knesset Seats by Party

Number of Seats
Kadima	28
Likud	27
Israel Beitenu	15
Avodah (Labor)	13
Shas	11
Torah and Shabbat Judaism	5
United Arab List – Arab Renewal	4
National Union	4
Hadash	4
Meretz	3
Jewish House – New Mafdal	3
National Democratic Assembly	3
Total	120

Following the February 2009 elections, the President selected Benjamin Netanyahu to form a government. In March 2009, Prime Minister Benjamin Netanyahu formed a new coalition, consisting of the following parties: Likud, Israel Beitenu, Avodah, Shas, Torah and Shabbat Judaism and Jewish House — New Mafdal. Yuval Steinitz was appointed Minister of Finance.

The judicial power in Israel is exercised by the Supreme Court, District Courts and Magistrate Courts as well as municipal courts, labor courts, administrative tribunals and religious courts. The six District Courts (located in Jerusalem, Tel-Aviv, Haifa, Beer-Sheva, Nazareth and Petach Tikva) hear all cases not within the exclusive jurisdiction of the Magistrate Courts or the specialized courts and also hear appeals from the Magistrate Courts. The Supreme Court has ultimate appellate jurisdiction over all decisions rendered by District Courts. The Supreme Court also exercises original jurisdiction by sitting as the High Court of Justice in matters outside the jurisdiction of any other court or tribunal and where it is necessary to grant relief in the interest of justice. In its capacity as the High Court of Justice, the Supreme Court hears petitions in matters of constitutional and administrative law and reviews acts of the executive branch and the Knesset. In addition, the High Court of Justice may order religious courts and labor courts to adjudicate any particular matter, or to set aside any proceeding held or decision given. Judges are appointed by the President upon election by the Judges’ Election Committee, the majority of whose members represent the legal profession. Some marital and family matters, and certain other matters related to personal status, are handled by religious courts. Most religions have their own religious courts.

National Institutions

Israel has four so-called National Institutions: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod and the Jewish National Fund. The National Institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions. Each of the National Institutions is independent of the Government and finances its activities through private and public sources, including donations from abroad. In 2009, the National Institutions were responsible for net unilateral transfers into Israel of $0.3 billion.

International Relations

Over the past three decades, Israel has made progress in reducing the hostilities that have existed between Israel and the region’s Arab countries since the establishment of the State of Israel in 1948. As a result of the historic visit to Israel by the President of Egypt in 1977 and the intensive negotiations held by the two countries, Egypt and Israel signed a peace treaty on March 26, 1979. This was the first between Israel and one of its neighboring countries. The Madrid Conference in 1991 marked the start of a broader peace process in the Middle East.

On October 26, 1994, Israel and Jordan signed a peace treaty. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation and plan regional economic development initiatives. In addition, the agreement with Jordan, and subsequent progress in Israel’s negotiations with the Palestinians, enabled Israel to begin to establish economic and political relations with other countries in the region, in both North Africa and the Gulf states. In October 1999, Israel and Mauritania established full diplomatic relations. Mauritania was the third Arab country, after Egypt and Jordan, with which Israel exchanged ambassadors. Israel also developed economic relations with Qatar in the 1990’s. In 2009, however, Mauritania and Qatar, as well as Venezuela, froze their respective relations with Israel following Israel’s Operation Cast Lead. Israeli authorities continue their efforts to promote peaceful relations and increase economic opportunities, with a particular focus on the goal of enhancing regional development.

The execution of the Declaration of Principles in 1993 between Israel and the Palestinian Liberation Organization and the commitments undertaken for mutual recognition, served as a turning point in Israeli-Arab relations. Following that historic event, a number of interim agreements were concluded that set the grounds to establishment of the Palestinian Authority (the “PA”). As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo, and the 1995 Interim Agreement on the West Bank and the Gaza Strip signed in Washington, D.C., Israel withdrew from Jericho and much of the Gaza Strip, as well as from six additional West Bank towns. The PA gradually took responsibility for administering the Gaza Strip and those areas of the West Bank designated as self-rule areas. Several rounds of negotiations were held between Israel and the PLO in 2000, aimed at achieving a permanent agreement and an end to the conflict. Unfortunately, those negotiations did not result in an agreement. Since September 2000, relations between Israel and the PA have deteriorated due to violence conducted by Palestinian terror organizations against Israeli targets and citizens in violation of all bilateral agreements signed since 1993, as well as the ascent of the Hamas terrorist organization and its violent takeover of Gaza in June 2007. This has also resulted in significant damage to economic relations, primarily in the area of bilateral trade.

A performance-based, three-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, was put forward by the United States, the United Nations, the European Union and Russia in April 2003. While the Road Map was accepted by both the Israeli and the Palestinian sides, implementation of the Road Map has faced a number of serious obstacles, including opposition by certain groups, ongoing Palestinian terrorist activity and, more recently, the refusal of the Hamas regime in Gaza to accept the conditions for legitimacy set out by the international community: namely, the renunciation of terrorism and violence, the recognition of the right of Israel to exist and acceptance of standing agreements and obligations, including the Road Map.

During 2004 – 2005, as dialogues came to a halt and violence increased, the Government of Israel adopted and implemented the Disengagement Plan. The Plan provided for the complete Israeli civilian and military withdrawal from the Gaza territory, including the total evacuation of 21 settlements in Gaza and four additional communities in the northern West Bank. The Disengagement Plan effectively ended Israel’s 38 years of military presence and authority over the Gaza territory.

In a joint statement on September 20, 2005, representatives of the United States, Russia, the European Union and the UN commended the successful implementation of the Disengagement Plan and the “moment of opportunity that it brings to renew efforts on the Roadmap.”

Although disengagement from Gaza was designed to create the opportunity for peace, in the year following the implementation of the Disengagement Plan (2006), the terrorist organization Hamas emerged victorious from elections in the Palestinian Authority. In light of the establishment of Hamas led government, Israel adopted a dual strategy towards the Palestinians, maintaining pressure against Hamas and the extremists while not closing the door to dialogue with the moderates among the Palestinians towards a negotiated two-state solution to the Israeli-Palestinian conflict. The international Quartet has reiterated its commitment to a Palestinian government committed to nonviolence, recognition of Israel, and acceptance of previous agreements and obligations, including the Roadmap.

The formation of the new, moderate Fatah-led Palestinian government under President Mahmoud Abbas and Prime Minister Salam Fayyad opened the door to a resumption of talks between Israel and the Palestinians, but the talks, launched at a conference in Annapolis, Maryland in November 2007, did not achieve their goal of reaching an agreement by the end of 2008.

Following the disengagement from Gaza, Palestinian terrorist organizations began firing locally- manufactured rockets and mortar rounds into Israel at increasing numbers. In 2007, over 2,300 rockets and mortars were fired from Gaza into Israel, and in 2008 about 3,000 rockets were fired on civilian communities in Southern Israel. As the range of these missiles continued to increase, by the end of 2008, over one million Israelis found themselves within the range of terrorist rocket and mortar attacks. In December 2008, unable to tolerate the continued firing of rockets and mortars at its citizens, as well as the continued smuggling of weapons and ammunition to Hamas and other terrorist organizations through tunnels under the Egypt-Gaza border, Israel responded to the attacks with a three week military operation — Operation “Cast Lead”. While at the conclusion of the operation Hamas still exercised control over the Gaza Strip, its operational capabilities were considerably weakened and international efforts to prevent cross-border smuggling to terrorists intensified.

Although Israel has entered into various agreements with Arab countries and the PLO/PA, and although various declarations have been signed in connection with the efforts to resolve a number of the economic and political problems in the Middle East, no prediction can be made as to whether, or under what terms, a complete resolution of these problems will be achieved. To date, Israel has not entered into a peace treaty with either Lebanon or Syria. On May 23, 2000, in accordance with an Israeli Governmental decision and in compliance with UN Security Council Resolution No. 425, Israeli military forces unilaterally withdrew from South Lebanon. This was subsequently confirmed by the Security Council and Secretary General of the United Nations. In July 2006, an attack by the Lebanese terrorist organization Hezbollah on an Israeli military patrol within the Israeli border led to the outbreak of the Second Lebanon War, which included heavy fighting during July and August of 2006. The war ended with UN Resolution No. 1701, which called the government of Lebanon to take full control of Lebanon and prohibited the presence of paramilitary forces, including Hezbollah, south of the Litani River.

Since 1948, the members of the Arab League have maintained a trade boycott of Israel. The primary tier of the boycott prohibits the importation of Israeli-origin goods and services by member states. The secondary tier of the boycott prohibits individuals in Arab League states from engaging in business with foreign firms that contribute to Israel’s military or economic development and the tertiary tier of the boycott prohibits business dealings with firms that do business with blacklisted entities. In September 1994, the Gulf Cooperation Council (which includes Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait) suspended their secondary and tertiary trade boycott tiers of Israel, signifying a major shift in Israel’s relations with several Arab nations in the region. These Gulf States, as well as four other Arab League members (Algeria, Djibouti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts of Israel.

Prior to the recent security unrest, Israel and its Arab neighbors had taken several initiatives to encourage the development of economic relations among the countries of the region. The formation of additional regional economic organizations was proposed to enhance cooperation between Israel and other countries of the region. Among these, the most important are the Middle East Development Bank (MEDB), the Middle Eastern-Mediterranean Tourist and Travel Association (MEMTTA) and the Regional Business Council (RBC).

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987. In 1991, the United States provided Israel with an additional one-time special grant of $650 million due to expenses incurred by Israel as a result of the Gulf War. In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the recent influx of immigrants. In April 2003, the United States approved up to $9 billion in loan guarantees for the State of Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the program for two more years, and in 2006, the program was again extended through fiscal year 2011 (with an option for an additional year in 2012). The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. For United States fiscal year 2003, the amount of this reduction was $289.5 million. For United States fiscal year 2006, a reduction of $795.8 million was made. To date, Israel has borrowed $4.1 billion under the 2003 loan guarantee program. Subject to further reductions, the amount that remains available is $3.8 14 billion. The proceeds of the guaranteed loans may be used to refinance existing debt (see “Public Debt — External Public Debt” below).

The Government of Israel and the United States have agreed to reduce foreign assistance to Israel. This reduction involves a phase-out of U.S. Economic Support Fund (“ESF”) assistance to Israel through incremental annual reductions in the level of such annual assistance over a ten-year period that began in fiscal year 1999. Over the same time period, the United States will increase annually the level of its Foreign Military Financing (“FMF”) assistance to Israel in amounts equal to half the amount of the annual reduction in ESF assistance. From U.S. fiscal year 1999 through 2008, each year the level of ESF assistance has been reduced by $120 million and the level of FMF assistance has been increased by $60 million. The level of ESF assistance for U.S. fiscal year 2007 was $120 million. ESF assistance ceased in 2008. In August 2007, the United States and Israel signed a Memorandum of Understanding which outlined defense aid to be provided to Israel in the amount of $30 billion over the next ten years, commencing in 2009.

With the inauguration of Barack Obama as President of the United States (January 20, 2009), the new administration placed renewed emphasis on the peace process in the Middle East. This approach led to the appointment of Senator George Mitchell as special envoy to the region, a reiteration of United States’ policy regarding a “Two State Solution” and insistence that Israel cease settlement activity. In December 2009, Prime Minister Netanyahu announced that Israel would freeze new construction in settlements located in the West Bank for a period of 10 months.

Israel currently maintains diplomatic relations with 157 countries. Israel has established or re-established commercial, trade and diplomatic relations with several republics of the former Soviet Union, nations of Eastern Europe, and other countries that had been aligned politically with the former Soviet Union. Furthermore, the developments toward peace in the region in the last decade have facilitated the growth of commercial, trade and diplomatic relations with several Asian countries, including Japan, South Korea, China and India.

Membership in International Organizations and International Economic Agreements

Israel is a member of a number of international organizations, including the UN, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (“IMF”), the European Bank for Reconstruction and Development, and the Inter-American Development Bank.

Israel has been a signatory to the General Agreement on Tariffs and Trade (“GATT”) of 1947 since 1962 and it is a founding member of the World Trade Organization (“WTO”). In addition, Israel actively participates in multilateral initiatives conducted under the framework of the WTO, such as the Government Procurement Agreement and the Information Technology Agreement.

In March 1996, the Council of Ministers of the Organization for Economic Co-operation and Development (“OECD”) approved Israel’s request to participate in the organization’s activities, and Israel has accordingly joined certain OECD committees as an observer. Since February 2000, Israel has been in a dialogue with OECD leadership in order to promote Israel’s admission to the organization as a full member. In May 2007, OECD countries invited Israel to begin discussions on its accession to the organization. In March of 2010, Israel was accepted into the OECD as a full member.

Israel has an extensive network of free trade agreements with most of its trading partners: United States, European Union, EFTA, Turkey, Canada, Mexico and Jordan. Approximately 65.0% of Israel’s foreign trade is conducted under its bilateral free trade agreements, which provide duty free access and other preferential treatment schemes. On December 18, 2007, Israel signed a free trade agreement with the MERCOSUR trade block (Brazil, Argentine, Uruguay and Paraguay), and has become the first country outside Latin America to have signed a free trade agreement with this trade block.

In 1975, Israel signed a free trade agreement with the European Economic Community (EEC) that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the European Union, which came into force in June 2000. The 1995 agreement, which replaced the 1975 agreement, addresses issues relating to services, competition, government procurement, and cooperation in many areas including research and development. It also expands the liberalization in agricultural products. Two additional agreements, providing for further liberalization in agricultural trade, were recently implemented; the most recent one became effective as of January 1, 2010.

At the end of 2004, Israel and the European Union approved an Action Plan (within the European Neighborhood Policy) to address several issues including but not limited to services, dispute settlement for trade matters and standardization.

Since 1996, Israel has participated in the EU Framework Programs for Research and Development, which allow Israeli firms and academic institutions to participate in European Union research and development projects. Israel is the only country outside Europe to enjoy this special status, a status granted to Israel largely in recognition of its role as a key technological player in the global arena. Under the Fifth Research and Development Program, more than 500 Israeli projects have been implemented, with a total value of more than EUR150.0 million. In November 2002, Israel was admitted to the EU’s Sixth Research and Development Program and gained access to EUR17.0 billion in research and development tenders from European Union countries. Israel is a full associated member of the Seventh Framework Program for Science and Technology since it was launched on December 22, 2006. This program, which is the biggest in the world involving the academia as well as business and industry sectors, has provided Israel with access to EUR50.0 billion in research and development tenders from the European Union. In addition, in 2004 Israel joined the EU GALILEO program for the development of a space navigation system.

In December 2009, Israel and the EU signed an agreement to mutually recognize good manufacturing practice (“GMP”) certification of pharmaceutical products. This Agreement is expected to greatly facilitate trade between the parties in this area.

In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of all tariffs on all industrial products effective January 1, 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries.

In recent years, Israel, with the assistance of the United States, has developed new regional trade agreements that stimulate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in December 2004. The above mentioned agreements allow Egypt and Jordan to export products to the United States free of export duties if the products contain inputs from Israel (8% of input from Israel in the Israeli-Jordanian QIZ agreement, 10.5% of input from Israel in the Israeli-Egyptian QIZ agreement). The purpose of this trade initiative has been to support prosperity and stability in the Middle East by encouraging regional economic integration.

In order to promote its international economic cooperation, and, in particular, to promote Israeli investments in emerging markets, Israel has signed 32 bilateral investment treaties. The treaties provide investors from countries that are party to the treaties with basic security and protection rights when investing in another party’s country. Some of those rights include repatriation of investments and returns, a prohibition on expropriation or nationalization other than for public purposes, prompt, adequate and effective compensation, and no less favorable treatment as compared to investors from countries that are not party to the treaties.

Israel is also a party to 44 conventions for the avoidance of double taxation that cover most aspects of income tax and capital gains tax. Three more tax treaties were signed, but have not yet been ratified. Most of Israel’s tax treaties are based on the OECD Model Tax Convention on Income and on Capital. Some of the treaties also include provisions from the UN Model Double Taxation Convention between Developed and Developing Countries. The conventions provide investors from countries that are parties to the conventions with greater certainty when investing in another party’s country and contribute to economic cooperation between the countries that are parties to the conventions.

THE ECONOMY

Overview

Israel’s economy is industrialized and diversified. GDP per capita in 2009 was $26,226. From 2004 to 2008, real GDP growth averaged 4.9% annually (3.1% per capita). The economic growth during the years 2004 through 2007 was related to: the improvement in the global economy, as manifested by the expansion of global trade and demand for high-tech products; the adoption of a firm fiscal policy; a relatively calm security situation (apart from the Second Lebanon War, which had a minimal effect on the economy); and a less restrictive monetary policy. These years were characterized by a rapid growth of all components of the GDP, including private consumption, investments and external trade.

The first part of 2008 showed strong economic growth consistent with the preceding five year period, and characterized by a high level of economic activity and low unemployment rates. The second half of the year, however, showed the beginning of a slowdown due to the global economic crisis.

The global financial crisis has had far reaching effects that impacted, both directly and indirectly, the economies of many countries around the world. Israel, however, has been affected to a lesser extent. Israel’s strong economic starting point as well as several characteristics of Israel’s economy and financial system served to moderate the effects of the crisis.

The first part of 2009 showed weak economic performance, which continued the preceding slowdown in the last two quarters of 2008. However, in the second half of the year, the economy began to recover. During the second quarter of 2009, GDP expanded moderately at a rate of 1.3%. During the third and the fourth quarters, GDP growth accelerated and reached the rates of 3.6% and 4.9%, respectively, reflecting an expansion in private consumption and exports of goods and services. The annual growth in 2009 was 0.7%. This is significantly lower than growth rates in previous years, but favorable compared to the international market.

Most of the deficiencies that led to the development of the financial crisis did not exist in Israel. During recent years, Israel has enjoyed a balance-of-payments surplus and a low fiscal deficit. A bubble in the housing market did not develop in Israel. The liability-to-asset ratio level of finance in mortgages in Israel did not exceed 90% percent (except in special cases), and was usually closer to 60 – 70% percent. The Israeli capital market has not reached the level of complexity of its American counterpart. Although Israeli financial institutions have invested in MBS, CDS and other similar derivatives, such investments have not been made on a large scale. In addition, the availability of credit in the Israeli capital market is much lower than in the USA. As a result, the level of leverage in Israel is much lower than that of the USA.

The composition of Israel’s trade of goods reflects the industrialized nature of its economy. In 2009, exports consisted primarily of manufactured goods, and in particular high-tech products, while raw materials (including energy and diamonds) and investment goods comprised 84% of imported goods. Exports traditionally have been a significant part of Israel’s economic growth.

The year 2003 was characterized by rapid growth due to the upturn in the business cycle, as exports began to recover, growing by 8.1%. The recovery in exports gained momentum in 2004, as exports rose sharply by 17.5%. The same trend continued in 2005 and 2006 as well, albeit at a lower rate than in 2004 (4.2% and 6.0% growth in real terms, respectively). In 2007, exports grew by 9.3%. In 2008, exports grew by 5.2%, led by an increase in high-tech exports. Exports of services (part of the exports figures mentioned above) declined by 12.1% in 2009 after an increase of 10.7% in 2008 (7.8% in 2007 and 7.1% in 2006). The global economic crisis, coupled with a legged effect of the appreciation of real exchange rate in 2008, had a negative impact on Israeli exports in 2009. In 2009, exports of goods and services declined by 12.5% due to a sharp drop of 25.6% (in annual terms) in the first quarter of the year. In the second quarter exports continued to slightly decline, but in the third and fourth quarters of the year, a significant growth was recorded (reaching rates of 15.4% in the third quarter and 42.1% in the fourth quarter, in annual terms).

Historically, the Government has had substantial involvement in nearly all sectors of the Israeli economy. In the past 20 years, however, a central aim of the Government’s economic policy has been to reduce its role in the economy and to promote private sector growth. In order to advance these goals, the Government has pursued a policy of privatizing state-owned enterprises, including banks (see “— Role of the State in the Economy” below). The Government has also pursued stability-oriented monetary and fiscal policies.

Inflation had an average annual rate of 1.0% during the period of 2004 – 2006. In 2007, the annual inflation rate decreased to 0.5%, followed by a 4.6% increase in 2008. In 2009, the average rate of inflation declined to 3.3% (3.9% December 2009 compared to December 2008). The Bank of Israel is committed to price stability with an inflation target between 1% – 3%.

Gross Domestic Product

GDP is defined as gross national product (“GNP”) minus income of Israeli residents from investments abroad, earnings of Israeli residents working abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel).

From October 2000 until the beginning of 2003, the GDP growth rate declined mainly due to: the global economic slowdown, the adverse effects of Palestinian terrorism on tourism, construction, agriculture and exports to the Palestinian Authority areas. Recovery began in 2003 and gained momentum in 2004, 2005, 2006 and 2007, with GDP growth rate increasing to 5%, 5.1%, 5.3% and 5.2% in each of these years, respectively. After five years of rapid growth, the rate of growth slowed to 4.0% in 2008 due to the global crisis and its effect on the economy. The global economic crisis affected the first half of 2009, but in the second half of the year, the economy began to recover. Overall, a slight positive growth of 0.7% was recorded in 2009.

Table No. 4

Main Economic Indicators
(In Billions of NIS Unless Noted)

	2005	2006	2007	2008	2009
Growth (Percent Change)
Real gross domestic product	5.1%	5.3%	5.2%	4.0%	0.7%
GDP per capita	3.3%	3.4%	3.4%	2.2%	-1.1%
Inflation (change in CPI – annual average)	1.3%	2.1%	0.5%	4.6%	3.3%
Industrial production	3.6%	9.9%	4.4%	7.4%	-5.9%
Constant 2005 Prices
GDP	602.5	634.3	667.3	694.0	699.0
Business sector product	438.3	466.4	492.9	515.3	515.2
Current Prices
GDP	602.5	649.9	686.0	725.1	766.1
Business sector product	438.3	476.6	502.4	532.1	557.3
Permanent Average Population (thousands)	6,930.1	7,053.7	7,180.1	7,308.8	7,440.3

Source: Central Bureau of Statistics.

Table No. 5

Resources and Use of Resources
(In Billions of NIS at Constant 2005 Prices)

	2005	2006	2007	2008	2009
Resources
GDP	602.5	634.3	667.3	694.0	699.0
Imports of goods and services	258.5	267.0	298.6	305.6	262.9
Total	861.0	901.3	965.9	999.6	961.9
Use of Resources
Private consumption	335.9	350.3	372.7	386.0	392.1
Public consumption	155.2	159.9	165.3	168.4	171.0
Gross Domestic Capital Formation	113.2	119.0	130.3	131.7	120.2
Exports of goods and services	256.6	272.2	297.5	313.2	276.2
Total	602.5	634.3	667.3	693.7	696.6

Source: Central Bureau of Statistics.

Savings and Investments

In 2009, gross national saving as a percent of national income (which is defined as GNP plus income from abroad transferred to individuals and the Government) decreased to 19.7% compared with 22.2% in 2008, 24.0% in 2007 and 22.4% in 2006. In the current year, the ratio of private saving as a percent of disposable private income was 13.3%, compared to 10.4% in 2008, 11.4% in 2007 and 14.3% in 2006.

Gross domestic capital formation, the sum of investments in fixed assets and the change in inventories, decreased by 8.0% in 2009 (following increases of 1.4% in 2008 and 10.1% in 2007). In 2009, gross fixed investment decreased by 6.0%, following an increase of 4.0% in 2008, in real terms, and increases of 15.3% and 11.3% in 2007 and 2006, respectively.

Investment in machinery, equipment and transport vehicles decreased by 14.3% in 2009, following an increase of 7.7% in 2008. Investment in residential construction declined by 4.1% in 2009, following an increase of 3.8% in 2008, 2.8% in 2007 and 4.3% in 2006.

Business Sector Product

Business sector product in Israel equals GDP less general government services, services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). Since 2003, business sector product has expanded at consistently high rates, increasing by 6.8%, 6.1%, 6.4% and 6.2% in 2004, 2005, 2006 and 2007, respectively. The development of the business sector product in 2008 and 2009 reflected the growing effects of the global crisis during these years, with a slowdown of the growth rate of the business product to 4.5% in 2008 and 0.2% in 2009.

Table No. 6

Composition and Growth of Business Sector Product

	(Annual Growth: Real Terms)						Percentage of Total(2) 2009
	2004	2005	2006	2007	2008	2009
Trade and services	8.6%	7.9%	8.3%	8.0%	3.2%	2.2%	57.4%
Manufacturing(1)	3.4	9.2	11.2	4.2	7.4	-5.9	24.3
Transport & communications	1.3	2.1	5.8	4.4	1.4	-4.0	9.6
Construction	-7.5	0.8	7.7	5.3	2.3	-1.0	6.7
Agriculture	17.4	7.9	-0.1	-0.3	-5.2	0.0	2.3
Water and electricity	0.3	6.5	4.0	6.5	0.1	-5.5	2.5
Total Business Sector	6.8	6.2	6.4	6.2	4.4	4.4	-0.2

(1)	Excluding diamonds.
(2)	Total does not add up exactly to 100% due to statistical margin of error (0.8) and the inclusion of banking services (-3.6%).

Source: Bank of Israel.

Trade and Services.  The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. The trade and services sector increased by 8.9% in real terms in 2006, 7.9% in 2007, 0.4% in 2008 and decreased by 2.7% in 2009.

Manufacturing.  Manufacturing (excluding diamonds) increased by 9.9% in real terms in 2006, 4.4% in 2007, 7.4% in 2008 and decreased by 6.0% in 2009.

Table No. 7

Manufacturing by Category

	(Annual Real Percentage Change)
	2004	2005	2006	2007	2008	2009
Food, beverages and tobacco	1.7	0.4	2.1	2.9	-1.4	-1.4
Mining	-2.8	2.1	-0.3	-1	1	-10.3
Textiles and clothing	-2.3	0.8	4	-4	-2.7	-13.7
Leather and leather products	-8.5	0.2	6.8	6.3	-0.7	-17.6
Wood and wood products	7.8	1	3.9	7.6	2.7	-9.0
Paper and paper products	0	4.5	1.8	4.1	-0.5	-1.1
Publishing and printing	5.1	2.2	4.4	-0.3	-3	-9.4
Chemical products and refined petroleum	12.4	4.6	23.8	-1.6	30.5	-7.8
Rubber and plastic products	6	9.4	4.5	9.4	7.6	-12.2
Non-metallic mineral products	-8.2	4.6	4	8.2	-1.6	-11.7
Basic metal	7.7	2.3	0.2	6.3	-7	-17.2
Metal products	6.6	4.5	11.9	2.4	1.4	-19.0
Machinery and equipment	-6.9	-1.1	6.9	10	15.4	-5.1
Electric motors	-3.1	0	6.2	7.6	1.8	-12.9
Electric and electronic equipment	8.3	4.4	11.4	7.3	6.3	6.9
Communication equipment	21.8	7.3	24.1	12.8	-3.9	-13.9
Transport equipment	16.6	4.2	3.5	13.1	13.2	-4.2
Jewelry and goldsmiths	-3.3	4.5	-11.9	-7.8	-12.3	-19.1
Other	-0.9	5.3	0.4	17.2	3.1	-5.0
Total (excluding diamonds)	6.9	3.6	9.9	4.4	7.1	-6.0

Source: Bank of Israel.

Table No. 8

Industrial Production Index
(Base: Year 2004)

	2005	2006	2007	2008	2009
Index Level(1)	103.7	113.9	119.0	127.8	120.3
Annual Real Percentage Change	3.6%	9.9%	4.4%	7.4%	-5.9%

(1)	Excludes diamonds.

Source: Central Bureau of Statistics.

Transportation.  Buses are the major form of public transportation. Bus routes exist in all cities in Israel and connect Israel’s major cities smaller towns and rural areas. Israel also has a network of over 18,000 kilometers of roads, including highways that link Tel-Aviv with Haifa, Jerusalem and Be’er-Sheva. Government-owned railways run from Nahariya on the northern coastline to Dimona in the south (via Be’er-Sheva), linking some of Israel’s major cities and the southern part of the country.

Since 1993, the Government has identified infrastructure improvement as one of its top priorities. In September 2003, the Government founded the Israel National Roads Company LTD (“INRC”), a Government

Company (as defined below (see “— Role of the State in the Economy”)) responsible for the inter-urban road system, traffic management and control, planning, development and maintenance of the roads and their safety. The budget for INRC projects in 2009 was approximately NIS4.0 billion. In recent years, the Government has approved a number of major road construction projects, including the “Cross-Israel Highway” — Israel’s North-South toll highway which serves as a toll highway from the center of the country to the north. The 86-kilometer central sections of this highway were opened to traffic in January 2004 and currently, the highway’s length is 136 kilometers. Other projects include the Carmel Tunnel (to be completed in 2011), a fast toll lane at the east entrance to Tel-Aviv (to be completed in 2010) and Highway 431 which serves the south-eastern suburban part of Tel-Aviv (completed in 2009) and, unlike existing highways, is implemented as a private-financial-initiative.

The Government considers the development of an advanced railway system a top priority. In 2000, the Government issued a tender to establish a light rail build-operate-transfer (“B.O.T.”) project in Jerusalem. In 2003, the Government issued a tender to set up a light rail BOT project in metropolitan Tel-Aviv. The first Tel-Aviv line is expected to commence operations in 2015. The first Jerusalem line is expected to commence operation in 2010. In 2004, the Government decided to invest $4.5 billion over five years in a rail development program. As part of this development plan (i) the old line between Jerusalem and Tel-Aviv (via Beit-Shemesh) was rehabilitated and opened to the public in April 2005, (ii) a direct and upgraded line between Jerusalem and Tel-Aviv is scheduled to commence operations in 2016, (iii) the line between Tel-Aviv and Ben-Gurion International Airport was opened to the public in March 2005, and its extension through Modi’in was opened in 2007, and (iv) several new and improved lines, such as Tel-Aviv-Rishon Le-Zion, Haifa-Beit She’an, Kfar Saba-Rananna-Tel-Aviv, and Ashkelon-Be’er-Sheva, are scheduled to commence operations in 2010 and 2012.

Israel has three major seaports: Haifa and Ashdod, on the Mediterranean coast, and Eilat, by the Red Sea. In 2008, 22.5 million tons of freight was unloaded and 18 million tons were loaded at Israeli ports. In July 2004, the Knesset decided on a structural reform of the seaports in order to enhance competition and improve efficiency of the ports, thereby strengthening Israel’s foreign trade. As mandated by legislation, the Israel Ports Authority ceased operations on February 16, 2005 and was replaced by four Government-owned companies. Israel Ports Development and Assets Company Ltd. serves as landlord of the ports’ real estate in Haifa, Ashdod and Eilat and is responsible for developing and leasing those properties. Ashdod Port Company Ltd., Haifa Port Company Ltd. and Eilat Port Company Ltd., the three port-operating companies, received a mandate to operate port facilities that have been leased to them (in Ashdod and Haifa, for terms of 49 years; in Eilat, for a term of four years). Among the major projects are the development of the “Hayovel” terminal in Ashdod which commenced operations in May 2005, and the “Hacarmel” terminal in Haifa, which is scheduled to commence operations in 2009. The Israel Ports Development and Assets Company Ltd. is investing approximately NIS3.9 billion in these two projects.

Israel has three international airports. The Airports Authority is responsible for maintaining, developing and operating the airports and their security in accordance with the directives of the Minister of Transportation. Israel’s main airport is Ben Gurion Airport in Lod, which is located approximately 40 kilometers from Jerusalem and 20 kilometers from Tel-Aviv. Ben Gurion Airport served approximately 11.1 million passengers in 2008, compared with 10.1 million passengers in 2007 and 8.8 million in 2006, with flights to and from most major cities in Europe, Asia and North America. A new terminal opened at Ben Gurion Airport in November 2004 in order to increase the capacity for annual passenger arrivals and departures to approximately 16 million passengers. The financing for this expansion was derived exclusively from Airports Authority revenues and private project financing.

Communications.  The telecommunications market (not including television) presently contributes approximately 4% of the Gross National Income, NIS32.0 billion out of NIS714B. In 2008, the average ratio of household communications expenditures out of total household consumption expenditure was 5.5% ($150 per month). Israel’s communications market is characterized by fundamental technological and regulatory structural changes, large investments, and rapid development. The market is currently comprised of four domestic cellular operators, four international telephony service providers, one cable television provider, one satellite television provider and two fixed domestic telephony operators with universal service obligations.

While Bezeq, the Israel Telecommunications Corp. Ltd. (“Bezeq”), remains the main fixed telephony service operator, the cable companies have acquired more than 536,000 voice telephony subscribers, mainly in the households segment. In September 2004, the domestic fixed telephony market was opened to competition after the Ministry of Communications promulgated regulations allowing new entrants to provide services without the attendant obligations to provide services over large areas. Under these new regulations, five new operators were licensed to provide domestic fixed telephony services.

After being limited to three competing operators since 1997, international telecommunications services have been opened to complete competition since the end of 2004. Since December 2007, Israel has had four companies offering international telephony services. Israel has four cellular telephone network operators which provide digital technology, countrywide coverage and modern, third generation services. As of 2009 there were approximately 9.1 million cellular subscriptions, 1.2 cellular phones, on average, per capita. Total cellular market revenues in 2008 were approximately NIS18.5 billion.

Three major Internet service providers and about forty smaller ones serve more than three million users, including more than 70% of households and more than 80% of businesses. Fixed broadband service in Israel (by either Cable Modem or ADSL) is used in 99% of households that have Internet service. The cable company and Bezeq are obligated to provide universal deployment of broadband Internet access service.

The Israeli Public Broadcasting Authority had an official monopoly on television broadcasts through 1993. As of 2001, there were three national public TV channels broadcasting in Israel and one national commercial channel. In 2002, a second commercial channel started to operate via cable and satellite and a fourth public Arabic-speaking satellite-delivered channel was launched. In addition, a Russian-speaking channel and an Israeli music channel, which are commercial special-interest TV channels, began broadcasting in 2003. A fifth public TV channel, with broadcasting related to the Knesset, started operating via cable and satellite in 2004.

The cable television market has a single cable television operator (the result of a merger of three regional operators) and a single direct broadcast satellite (“DBS”) operator that began operations in 2000. About 42% of all households subscribe to cable television, and 25% of households subscribe to the DBS service.

Construction.  In the last two years, residential construction has increased moderately after a prolonged period of low level activity in residential building that began in 1998. In 2009, investment in residential construction increased by 4.1%, compared to 3.6% in 2008. Prices of housing, which comprise about a fifth of CPI, increased by 12.5% in 2009, after rising by 3.3% in 2008. In 2007, prices of housing decreased by 2.2%, following an increase of 1.2% in 2006.

Agriculture.  In 2009, agricultural exports totaled $1.215 billion, representing 2.6% of total merchandise exports. Agricultural value of production in 2009 was NIS25.6 billion: livestock (39.2%) and crops (60.8%). In 2009, 1.29% of all Israeli employees were working in agriculture, compared to 1.45% in 2008. Investments in agriculture amounted to 1.38% of fixed investments in 2009.

The Government has implemented structural reforms in order to increase agricultural competition and productivity. In 1994, the Government launched a reform to eliminate production quotas for poultry, cattle and crops. In 1998, a reform in the dairy sector was launched, aimed at enhancing competition and efficiency and reducing pollution levels emanating from dairy farms. The effects of this reform may be noticed in the diminishing number of dairy farms and the rising number of cows per farm. The reforms in the poultry, cattle, crops and dairy sectors facilitated a sizeable shift from manufacturing, marketing and financing of agricultural products through large co-operatives, which were heavily subsidized by the Government, to a system in which decisions regarding such matters are made by individual production units, which receive fewer subsidies from the Government.

Water and Electricity.  The scarcity of fresh water is a serious problem for the entire Middle East region. Since 2000, the Government significantly increased investment in the water and electricity sectors. Israel is conducting discussions with Jordan and the PA with respect to the allocation of water resources. The primary natural sources of fresh water in Israel are the Sea of Galilee, the eastern mountain region aquifer (a portion of which is located under the West Bank) and the coastline region aquifer along Israel’s western border. In addition to these sources, to increase its water supply, Israel is developing desalination plants along the Mediterranean Sea. Water from these sources is distributed throughout Israel by pipeline, including distributions to the arid areas in the south.

Approximately 75% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a state-owned enterprise (see “— Role of the State in the Economy” below). The remaining 25% of Israel’s fresh water is supplied by private water associations established by agricultural users and certain municipalities. During 2008, Mekorot Water Co. spent NIS710 million on capital investments related to water distribution, an increase from NIS673 million spent during 2007.

Roughly 57% of Israel’s total water use and 39% of Israel’s fresh water use is attributable to agriculture. As almost all of Israel’s existing fresh water resources are already being consumed, Israel is investing resources to develop additional water sources, mainly from treated wastewater and desalinated seawater. Currently, desalination plants are being built by both local and foreign private sector companies through build-operate-own (“B.O.O.”) and B.O.T. projects. When all the plants are operational, the Government expects to purchase, by the year 2013, approximately 575 million cubic meters of desalinated seawater per year from the plants at an estimated cost of NIS1.5 billion per year. According to recent government decisions, the costs of purchasing desalinated seawater will be covered by the water tariffs. During 2009, the Government purchased a total of approximately 160 million cubic meters of desalinated seawater from the desalination plant in Ashkelon, which commenced operations in August 2005, and the desalination plant in Palmachim, which commenced operations in May 2007. In 2010, the estimated Government purchase of desalinated seawater will rise to approximately 270 million cubic meters with the operating of the desalination plant in Hadera and the expansion of the existing plants in Ashkelon and Palmachim. In addition, further development of agriculture involves intensifying the yield from land that is already irrigated and the reuse of treated wastewater. During 2008, the reuse of treated wastewater was approximately 75% (387 million cubic meters), and the Government plans to increase its reuse of treated wastewater up to approximately 95% by the year 2012. As a result, in recent years there has been a reduction in the size of certain agricultural crops, such as cotton, that require large amounts of water. To address the relative shortage of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems which permit efficient irrigation.

Israel has also increased its investment in purification and improvement of wells and sewage treatment plants. The 2008 Government budget includes provisions for both grants and loans to stimulate capital investment in these programs. The Government has also taken steps to facilitate the establishment of regional companies to assume responsibility from Israel’s municipalities for the treatment of water and sewage. The purpose of these steps is to promote professional and efficient management of water and sewerage systems and to direct the revenues from these services to investments in water and sewerage infrastructures. In July 2001, the Knesset passed a law regulating the commercial relationship between the regional companies, the municipalities and consumers. As of April 10, 2010, 50 regional companies are already in operation servicing approximately 5.6 million people.

Almost all electric power in Israel is provided by the Israel Electric Corporation Ltd. (“IEC”), a Government Company (as defined below) that generates virtually all its own power (see “— Role of the State in the Economy” below). In 1996, IEC’s exclusive concession from the Government expired, and the Electricity Industry Act was enacted. The purpose of the Act is to regulate activity in the electricity industry for the benefit of the public by achieving reliability, availability, quality, efficiency and cost minimization within a competitive market. The Act provides for a ten-year transition period during which IEC has a license to transmit, distribute, supply and market electricity. Under the Act, the owner of a license for transmission or distribution functions will be required to purchase electricity from other generators of electricity, and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. IEC currently holds licenses to produce electricity at each of its 67 generation units. The generation and transmission licenses, as well as the licenses for distribution and supply, have been extended several times and are valid until December 31, 2010, when the licenses are expected to be revised and extended on an annual basis.

A public utility authority has been established to supervise electric utility services, which includes regulating the prices of electricity. In recent years, the Government has begun to open up the electricity industry to competition by setting rules for the entry of private electricity producers into co-generation of electricity and publishing a regulation supported license for generation. This plan was reflected in changes in the Electricity Industry Act in 2003 and in 2007, which formulated rules for the licensing of additional electrical distribution companies. The Government’s goal is to achieve a decentralized industry divided into the following segments: generation, where the Government expects to be competitive; transmission, where the Government expects a natural monopoly to take hold; and distribution, where the Government expects regional monopolies to take hold.

During 2009 the government set a 10% goal for generation using renewable energy. In accordance with the government decision the Ministry of Infrastructure decided on quotes for each technology such as; wind, Solar Thermal, PV and Biomass and as a result the PUA set an appropriate tariffs for each technology for the next four years.

Energy

Israel’s main sources of energy are oil and coal. Israel is almost totally dependent on imported fuel for its energy requirements, since domestic production of crude petroleum is negligible and Israel has no domestic production of coal. Most of Israel’s foreign oil is purchased in the open market. Pursuant to the Oil Supply Arrangement, the United States has agreed to supply Israel with oil in the event of a failure of Israel’s oil supply. In 2000, a substantial amount of natural gas was discovered near Israel’s Mediterranean shore. The discovery of the natural gas could reduce Israel’s dependence on imported oil. Exploration efforts continue for new supplies of natural energy and in January 2009, another substantial amount of natural gas was located in the Mediterranean Sea. Recent examinations show that the new natural gas reservoirs hold more than 7 Tcf (Trillion Cubic Feet) of high quality natural gas.

Israel has succeeded in significantly reducing its dependence on oil for the production of electricity by switching to coal-fired power stations located along Israel’s coastline, and by expanding a coal facility in Ashkelon. All of the coal used in Israel is imported. Israel purchases the majority of its coal from South Africa, the United States, Colombia and Australia. Smaller amounts of coal are purchased from other countries, including China. The shift to coal has not had a significant environmental impact in Israel, because most of the coal used is low-sulfur coal.

In 1997, the Government decided to establish a natural gas infrastructure in Israel. In August 2003, the Government founded Israel Natural Gas Lines Ltd. (“INGL”), a Government-owned company that was established to supervise, control and operate the natural gas transportation system.

In April 2004, INGL, IEC and the State signed an agreement for the financing, construction and operation of a natural gas transportation system that would be state-owned. Under the agreement, IEC will build the 100 kilometer underwater gas pipeline route, and INGL will construct the continental route. The underwater pipeline construction was completed in 2007. IEC also connected the “Hagit” power station to the transmission system in February 2009.

INGL has completed building the continental segment between Ashdod and Ashkelon. In 2005, the Government decided to build two more continental segments: one between Kiryat-Gat and Sdom, which was opened in 2009, and the other, between Haifa and Alon-Tavor, which is expected to open during 2010, although to date not all the required approvals have been obtained mainly due to the resistance of the Druze community. On December 7, 2009, Israel Chemicals Ltd. was connected to the southern segment of the INLG transmission system, with gas expected to flow within a few months. The southern pipeline is the longest section stretching over 135 kilometers. INGL is currently holding a tender process for the planning of the Jerusalem and Nilit segments of the transmission system.

In March 2004, the first natural gas power station in Israel was inaugurated in Ashdod. In 2009, additional power stations were converted to natural gas and the estimate is that by the end of 2010, 40% of all electricity production will be generated from natural gas operated power stations.

Table No. 9

Imports and Production of Crude Oil, Coal and Natural Gas
(In Thousands of Tons Oil Equivalent)

	2005	2006	2007	2008	2009
Imports
Crude Oil	10,421	10,246	9,289	10,769	11,210
Coal	7,718	7,726	8,767	8,302	8,216
Production
Crude Oil	1.6	15	14	2.1	0.9
Natural Gas(1)	1,497	2,601	2,640	3,323	2,364

(1)	The data used for natural gas are natural gas power stations, with no separation between local production and imports.

Sources: Central Bureau of Statistics, Ministry of Infrastructure.

Tourism

Tourism plays an important role in the Israeli economy. Israel’s tourist centers include: Jerusalem, various significant religious sites, the Eilat area, the Dead Sea and its region and the Mediterranean coast. Income derived from foreign tourism (excluding expenditures of foreign workers in Israel) in 2007 and 2008 amounted to $2.2 billion (1.3% of GDP) and $3.1 billion (1.5% of GDP), respectively, while in 2009, income was $2.5 billion (1.3% of GDP). These figures represent a moderate decline from $3.1 billion in 2000 (2.5% of GDP), which had been a record year.

The unrest that began in late September 2000 resulted in an immediate drop in the number of tourists entering Israel by air. Between 2000 and 2001, the total number of tourists entering by air decreased by 45.8%. In 2002, the number of tourists further decreased by 26.2%, followed by an additional reduction in tourism in the first quarter of 2003 due to the war in Iraq. Since the second half of 2003, tourism has recovered in light of the increasingly improving security situation, the favorable effects of the end of major combat activities in Iraq and the global economic recovery. In the first half of 2006, tourist arrivals continued to grow rapidly, following the fast increase of 2005 (23.5% over 2004), but the Second Lebanon War led to a sharp decline in tourism which affected the year’s total. The number of tourists arriving in 2006 was 1.6 million, a decrease of 5.1% relative to 2005. In 2007, tourist arrivals returned to the positive trend of pre-2006 war (11.6% over 2006). The year 2008 showed the largest number of tourists in the history of the State with 2.1 million visitors, an increase of 20.8% from the previous year and increase of 7.7% from 2000. Operation “Cast Lead”, which began in December 2008 and ended January 18, 2009, had a limited effect on tourist arrivals. From the second quarter of 2009, the flow of tourist arrivals has recovered consistently, however, the overall number of visitors in 2009 declined by 7.1% compared to 2008.

Table No. 10

Tourist Arrivals by Air by Area of Origin and Receipts
(Arrivals in Thousands and Receipts in Millions of Dollars)

	2005	2006	2007	2008	2009
Asia	74.9	77.3	97.2	110.2	90.8
Africa	34.7	41.5	49.9	52.0	55.1
Europe	969.5	869.4	1,018.1	1,254.0	1,198.9
Americas
United States	418.1	450.4	487.3	533.5	476.2
Other	126.8	98.4	117.4	140.0	120.5
Oceania	18.3	17.2	20.0	23.5	20.6
Other	10.7	7.8	0.6	1.1	1.3
Total arrivals	1653.0	1568.0	1750.2	2113.7	1963.4
Total Travel Services	2,797.0	2,755.0	3,095.0	4,057.0	3,502.0
Of which: Expenditures of foreign workers in Israel	891.0	866.0	972.0	976.0	1,000.0

Source: Central Bureau of Statistics.

Research and Development

The Government encourages investment in industrial research and development through support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The objectives of the Government’s support for industrial research and development are to: foster the development of technology-related industries; create employment opportunities for Israel’s scientific and technological labor force; and improve Israel’s balance of payments by increasing exports of high-technology products and reducing reliance on imports of such products. In 2008, approximately 4.9% of GDP was invested in civilian research and development. Government support in civilian research and development, including general university funds financed by the Government, totaled NIS4.4 billion in the 2008 budget, NIS4.0 billion in the 2007 budget and NIS4.1 billion in the 2006 budget.

Israel participates in more than 34 different international and bi-national industrial research and development joint ventures, several with the United States (BIRD, USISTC, Maryland, Virginia), several with the European Union (Eureka, Eurostars, Galileo, EEN, ISERD), Canada, India, Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, United Kingdom, Greece, Singapore, Portugal, South Korea, Sweden, Finland, Netherlands, Denmark, Czech Republic, Hungary, Brazil, Argentina and Uruguay. The 2009 annual budget includes NIS306.0 million for the European research and development joint venture program, compared to NIS259.0 million in 2008.

Wages and Prices

During the last decade, the rate of inflation was 2.0% on average, exactly in the middle of the Bank of Israel target range. In 2009, CPI rose by an average of 3.3% (3.9% December 2009 index compared with 2008). During the last three quarters of 2009, the inflation rate rose, mainly due to increases in the prices of fuel, housing and water.

Both the Ministry of Finance and the Bank of Israel have stated that reaching and maintaining price stability is one of their main priorities. Since the end of 1991, the Government has announced annual inflation targets as part of its efforts to further reduce inflation (see “Public Finance: The Budget Process and Deficit Reduction” below). For 2009, the Bank of Israel set the inflation target range between 1% and 3%, however the CPI rose beyond that estimate, to a rate of 3.9% in 2009.

Since November 1993, the Bank of Israel has adjusted its key interest rate on lending to banks on a monthly basis. Beginning in June 2003, the Bank of Israel lowered the key interest rate at an accelerated rate, reaching 5.2% by the end of 2003. In 2004, the key interest rate was lowered to 3.9% and by February 2005, the interest rate reached 3.5%. Subsequently, the Bank of Israel increased the interest rate gradually up to 4.5% in December 2005, and to 5.0% in April 2006. A cautionary reaction to the deterioration in security led the Bank of Israel to increase the rate to 5.5% in August 2006. Since November 2006 the interest rate has been gradually decreased and was set at 3.5% in June 2007. In August 2007, the Bank of Israel began gradually to increase the interest rates, and in February 2008, the interest rate reached 4.25%. In May 2008, due to concerns of rising inflation, the interest rates were once again raised until September, when it returned to the 4.25% level. In September 2008, the slowdown in the global economy coupled with lowering inflation, caused the Bank of Israel to once again start lowering the interest rates. At the end of 2009, the key interest rate was 1.0%.

Real interest rates, derived from the Bank of Israel’s key interest rate and inflation expectations, have fallen from more than 6.0% in mid-2003 to 1.0% in March 2009. The public’s inflation expectations are calculated as the difference between nominal yields (on unindexed Government bonds) and real yields to maturity (on CPI-indexed Government bonds). During 2009, the public’s inflation expectations for one year ahead, as derived from the capital market, were around 1.8%, on average.

Table No. 11

Selected Price Indices
(Percentage Change, Annual Average)

Period	CPI	CPI (Excluding Housing, Fruits and Vegetables)	Wholesale Price of Manufacturing Output
2002	5.7%	4.1	3.9%
2003	0.7%	2.4	4.3%
2004	-0.4%	0.5	5.4%
2005	1.3%	1.7	6.2%
2006	2.1%	2.2	5.7%
2007	0.5%	0.9	3.5%
2008	4.6%	4.6	9.6%
2009	3.3%	1.1	-6.3%

Source: Central Bureau of Statistics.

The wage system in Israel is partially subject to comprehensive indexation under nationwide cost-of-living agreements. These agreements are negotiated by Israel’s nationwide labor union and representatives of the major employers’ organizations in the private sector. After the agreements are negotiated, the Minister of Labor validates the agreements for all workers in the public and part of the private sectors. The 2002 agreement provides employees a cost-of-living increase at an agreed-upon percentage tied to changes in the CPI. Furthermore, wages in certain industries are subject to labor agreements that guarantee additional periodic wage increases, as well as equality of treatment with respect to wage increases with workers in other specified industries. In the past decade, wage linkage between sectors weakened as a result of a decrease in the scope of unionization and an increase in the use of individual employment contracts. In 2003, the Ministry of Finance reached an agreement with the labor unions on cutbacks in public sector employment and a temporary wage reduction prior to the Knesset’s adoption of the comprehensive economic plan in May 2003. The temporary wage reduction under this agreement expired in July 2005. On April 17, 2008, the Ministry of Finance reached an agreement with labor unions regarding future wage conditions. The agreement provides for a 5% wage increase over the course of 2008 – 2010.

Real wage per employee post (nominal wage deflated by the CPI) in the business sector significantly decreased in 2002 by 6.6%. In the public services sector, real wages decreased by 4.9%, as a result of a decrease in demand for labor and a rise in prices. In 2003, the real wage per employee post declined by 3.0% (2.5% in the business sector and 4.1% in the public services sector). In the public services sector, the nominal wage per person employed declined in 2003 by 3.4%, mainly due to public sector wage reductions that were part of the comprehensive economic plan adopted in May 2003.

In 2004, the real wage per employee rose by 2.5%. The increase was 1.5% in the business sector and 4.6% in the public service sector. This increase was the result of a general economic recovery and a one-time change in timing of wage supplements in the public services sector. In 2005, real wages rose by 1.0% (1.5% in the business sector and 0.0% in the public services sector). In 2006, real wages rose by 1.3% (1.7% in the business sector and 0.3% in the public services sector). In 2007, there was a real wage increase of 1.6%, led by a 1.4% increase in private sector wages and a 2.2% increase in public sector wages. In 2008, real wage began to decrease, both in the private and the public sectors. In both sectors, a decline of 0.7% was recorded. The real wage continued to decrease in 2009 by additional 2.8% (3.1% decrease in the business sector and 2.1% in the public services sector), mainly due to inflation. The nominal wage in 2009 rose by 1.1% in the public sector and by 0.1% in the private sector.

Employment and Labor

One of Israel’s most important resources is its experienced and highly educated work force. In 2007, approximately 42.7% of the Israeli population above the age of 15 had 13 or more years of schooling. With this highly-educated population, Israel has developed an export-oriented, technology-based industrialized economy. In 2008, 30% of the Israeli work force consisted of scientific, academic, professional, technical and related workers, while 23% consisted of administrative or managerial workers. These percentages compare favorably with the percentages of such workers found internationally. The employment qualifications of recent immigrants have been consistent with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union having been employed there as professionals, scientists, engineers or technical staff.

The wave of immigrants since 1990 led to significant growth in the Israeli labor force. In 2008, Israel’s civilian labor force consisted of 3.0 million people compared to 1.9 million in 1992.

The recession that began in late 2000 caused the unemployment rate to increase from 8.7% in 2000 to 10.3% in 2002. Despite the economic recovery that began in 2003, the unemployment rate continued to climb in 2003 to a rate of 10.8%. The unemployment rate decreased to 10.3% in 2004, 9.0% in 2005, 8.4% in 2006, 7.3% in 2007 and 6.1% in 2008. As a result of the global crisis and the slowdown in the economy, the unemployment rate in 2009 increased on average by 7.6%. However, in the second half of the year, unemployed rate declined to 7.4%.

In 2009, the number of Israelis employed increased by 0.3%, and the rate of civilian labor force as a percentage of the population over the age of 15 (the “labor participation rate”) remained stable. In Israel, the labor participation rate is negatively affected by the relatively large number of soldiers. The average labor participation rate increased from 54.1% in 2002 to 56.6% in 2009. Compared with 2006 figures, in 2009, the number of employed Israelis increased by 212,300. The increase in the participation rate and the number of Israelis employed is attributed, among other factors, to the economic growth in Israel and the successful implementation of government policy of cutting transfer payments. In 2009, business sector employment declined by 0.2% (following an increase of 78,900 in 2007 and 70,300 in 2008), and employment in public services increased by 1.7% (compared with an increase of 29,500 in 2007 and 24,400 in 2008).

Table No. 12

Structure of Employment in Israel
(Employed Persons, As Percent of Labor Force)

	2005	2006	2007	2008	2009
By Sector
Business sector	69.9	70.2	70.3	70.4	70.1
General government	30.1	29.8	29.7	29.6	29.9
By Industry
Manufacturing	15.7	15.6	15.7	15.6	14.6
Agriculture	2.0	1.8	1.6	1.7	1.7
Water and electricity	0.9	0.7	0.6	0.7	0.6
Construction	5.1	5.2	5.6	5.4	5.1
Trade	13.5	13.1	13.4	13.6	13.3
Catering	4.6	4.7	4.6	4.7	4.6
Banking and financial services	3.3	3.4	3.5	3.6	3.8
Business services	13.4	13.8	14.0	14.0	14.5
Public administration	4.7	4.5	4.5	4.7	4.7
Education	12.6	12.7	12.8	12.6	12.6
Health, welfare and social work	10.7	10.2	10.0	9.9	10.2
Transport	6.5	6.7	6.4	6.3	6.5
Personal and other services	4.7	5.0	4.6	4.7	5.0
Services for households by domestic personnel	1.6	1.8	1.8	1.7	1.8
Extraterritorial organizations	0.1	0.1	0.05	0.1	0.1
Not known	0.7	0.8	0.8	0.8	0.9
Total workers(1) (in thousands)	2,493.7	2,573.6	2,682.0	2,776.7	2,785.9

(1)	Israeli workers only; as of 2003, according to the Standard Industrial Classification of All Economic Activities 1993 — Second Edition, 2003.

Sources: Central Bureau of Statistics, Bank of Israel and Ministry of Finance calculations.

The unemployment rate among immigrants in 2008 was 5.4% (6.3% in 2007), even less than that of the native-born population (7.3% in 2007 and 6.1% in 2008). Surveys undertaken by the Israeli Central Bureau of Statistics indicate that immigrant unemployment declines with length of stay in the country. Immigrant participation rate in the labor force stood at 61.1% in 2008 (60.4% in 2007), compared to 56.5% (56.3% in 2007) for the working age population as a whole.

Despite the initial difficulties experienced by many of the professional and other highly skilled immigrants in finding suitable employment, statistical data regarding employment in Israel suggest that immigrants have moved from their original jobs into jobs better suited to their education and other employment qualifications. One important factor in this transition has been the professional requirements of Israel’s high-tech companies, which have matched well with the educational and professional background of many of the immigrants.

Table No. 13

Principal Labor Market Indicators
(Annual Average — figures in Millions unless noted otherwise)

	2005	2006	2007	2008	2009
Permanent average population	6.930	7.054	7.180	7.309	7.440
Population aged 15+	4.963	5.053	5.142	5.233	5.325
Civilian labor force(1)	2.741	2.810	2.896	2.956	3.013
Labor-force participation rate(2)	55.2%	55.6%	56.3%	56.5%	56.6%
Unemployment rate	9.0%	8.4%	7.3%	6.1%	7.6%

(1)	The sum of the number of civilian workers and the number of job seekers.
(2)	Civilian labor force as a percentage of the population over the age of 15.

Source: Central Bureau of Statistics.

The General Federation of Labor in Israel (the “Histadrut”) has historically played a significant role in the Israeli economy and social system. As part of a structural and organizational reform, the Histadrut concentrates today on its function as a trade union and a social organization. The Histadrut also has a major influence on labor and social legislation in the Knesset.

Over 30 trade unions are members of the Histadrut. Although the percentage of union workers has been declining (mainly due to the termination of the link between membership in the Histadrut and the General Health Insurance Organization, which is the largest provider of health services), a considerable part of the Israeli labor market is still unionized. The Histadrut signs collective bargaining agreements, which affect workers in both the public and private sectors. In addition to nationwide agreements (such as the cost-of-living agreement), the collective bargaining network includes collective agreements between occupation or industry unions and employers’ associations. Such agreements predominantly affect the public sector. Collective agreements cover issues related to wages, conditions of employment and social benefits.

Role of the State in the Economy

Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses. Before the privatization process started, ownership of industry in Israel was divided between the Government, the Histadrut trade union and the private sector, with the Government and the Histadrut trade union owning prominent interests in several key industries. In recent years, the Government has made progress towards the privatization and structural competitive changes of state-owned enterprises. As part of this process, the Government has implemented structural market reforms aimed to enhance competition in some essential monopolistic sectors such as the communication sector, oil refineries and the seaports. In addition, the Government has begun the process of introducing competition to additional sectors and industries, such as the electricity sector and capital markets.

As of December 2009, there are 96 state-owned enterprises, 34 of which are business-oriented enterprises. The remaining state-owned enterprises include funds established as vehicles for employee savings or educational institutes, real estate companies, social services, etc.

State-owned enterprises are divided, by law, into two main categories: Government Companies (including their subsidiaries) and Mixed Companies. In addition to state-owned enterprises, there are statutory corporations established through specific laws regulating their operations and governance structures.

Government Companies (a category that excludes state-owned banks acquired pursuant to the Bank Shares Arrangement, see “— Privatization” below) are those in which the Government owns more than 50% of the voting shares or the right to appoint more than half of the board members. Government Companies are subject to the provisions of the Israeli Government Companies Law and the regulations promulgated there under (collectively, the “GCL”). In addition, the Government Companies Authority issues regularly circulars in accordance with the GCL (see “— Privatization” below). A substantial part of the GCL is dedicated to corporate governance of Government Companies and the circumstances under and procedures by which the Government may sell shares in Government Companies or reorganize Government Companies.

Mixed Companies are companies in which the State owns 50% or less of the voting shares or the right to appoint less than half of the board members. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies are subject to certain provisions of the GCL, including qualifications and approvals required for the appointment of certain directors by the Government.

Government Companies play a significant role in the Israeli economy. In 2008, they employed 1.9% of the Israeli work force, accounted for 8.6% of total exports and comprised 5.3% of fixed assets investments. These companies include several public utilities, monopolies and defense companies.

To increase competition in the markets in which these companies participate and thus prepare them for privatization, the Government has initiated a number of regulatory arrangements focusing in sectors in which the Government wishes to increase competition between state and privately owned companies. The pace of privatization may be affected by the need for further regulatory and structural reforms and formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable period of time.

Privatization.  Privatization is an essential element of the broader structural reforms initiated by the Government over the past several years aiming to promote the growth of the private sector, mainly by enhancing competition. Privatization efforts have included the full or partial sale of state-owned companies and banks and the transfer of activities that were previously performed by the Government or statutory corporations to private entities.

In total, between 1986 and December 2009, 96 government companies changed their status from ‘Government Companies’ to either ‘Mixed Companies’ or completely private enterprises. The privatization proceeds totaled US$14.2 billion. The most significant individual privatization transactions, in terms of revenue to date, have been: Israel Chemicals Ltd. in 1992; Zim Integrated Shipping Services in 2003; Bezeq, the Israel Telecommunication Corp., Ltd. in 1997 – 2005; El Al Israel Airlines Ltd. in 2003 – 2007; and Oil Refineries Ltd. in 2006 – 2007. In parallel, the Government has divested its share in the major Israeli banks, all of which came into state ownership following the 1983 banking crisis. The State remains a minority shareholder in two banks — Bank Leumi Ltd. (11.46%) and Israel Discount Bank Ltd. (20.0%).

The implementation of the ‘privatization policy’ included a reduction of the states’ holdings in Government Companies, as well as an increase in the number of Government Companies through the consolidation and transformation of various Government units and statutory authorities. In addition, the Government implemented structural changes to the external controls system, aimed to implement high standards of accounting controls, improve civil services and increase competition in the infrastructure industry.

As part of the revised external controls structure, new legislation (based on the provisions of the U.S. Sarbanes-Oxley Act of 2002) has been enacted in July 2002, including the ‘Public Company Accounting Reform and Investor Protection Act’ and the ‘Corporate and Auditing Accountability and Responsibility Act’. This legislation provided, among others, for the accuracy and transparency of the Government Companies’ financial reports and internal controls systems. Under the new legislation (and similar to Section 404 of the Sarbanes-Oxley Act), Government Companies holding or managing assets in excess of NIS400 million, would be required to submit statements regarding the scope, adequacy and effectiveness of their internal control procedures for financial reporting, attested by their accountants.

Table No. 14

Selected State-Owned Companies
(as of December 31, 2009)(1)
(in millions of dollars, except percentages)

Company Name	Direct/Indirect Government Ownership	Total Assets	Long-Term Liabilities	Total Revenue
Israeli Electric Corp. Ltd.(2)	99.8%	21,065	14,472	4,955
Israel Aerospace Industries Ltd.	100.0%	3,979	685	2,881
Rafael-Advanced Defense Systems Ltd.	100.0%	1,711	331	1,675
Israel Ports Development & Assets Company Ltd.(3)(4)	100.0%	1,480	5	1,675
Ashdod Port Company Ltd.(3)	100.0%	969	335	271
Haifa Port Company Ltd.(3)	100.0%	551	95	177
Eilat Port Company Ltd.(3)(4)	100.0%	72	15	26
Israel Railways Ltd.(5)	100.0%	4,188	3,072	388
Mekorot Water Company Ltd.(4)	92.0%	3,361	1,327	1,080
Israel Postal Company Ltd.(4)	100.0%	803	73	460

Below are summary descriptions of the state-owned companies included in the above table. Also described below are specific steps planned or taken by the Government to prepare companies for privatization or reform their structure and operations:

(1)	Based on consolidated, NIS reported financial statements as of December 31, 2009, according to Israeli generally accepted accounting principles. Amounts converted from NIS to dollars at the exchange rate on December 31, 2009 ($1 = NIS3.775) and on December 31, 2008 (1$ = NIS 3.802).
(2)	Including 2008’s financial restatements: 2.3 millions of dollars reduced pension’s liabilities and 0.5 millions of dollars increased customal liabilities.
(3)	Split in 2004 from the Port Authority
(4)	According to draft financial statements for 2009
(5)	According to draft financial statements for 2008

Sources: Ministry of Finance, Government Companies Authority.

Israel Electric Corporation Ltd.

Israel Electric Corporation Ltd. (“IEC”) is a legal monopoly responsible for the entire Israeli electricity industry. Since 1992, IEC has been subject to tariff supervision that includes efficiency incentives. In March 1996, IEC’s exclusive concession from the Government expired, the Electricity Sector Law 5756-1996 (the “Electricity Sector Law”) was enacted, and an authority for the supervision of public electric utility services was established.

In August 1999, the Government decided to implement structural changes in the electricity sector in order to open the electricity sector to competition as is common in other developed countries. For this purpose, the Minister of Finance and the Minster of National Infrastructures appointed an inter-ministerial committee headed by the Director General of the Ministry of Finance and the Director General of the Ministry of National Infrastructures. The committee was empowered to prepare a detailed proposal to accomplish the structural change.

In March 2003, the Government decided to reform the electricity sector in accordance with the recommendations of the committee and amended the Electricity Sector Law accordingly. On May 29, 2003, the Knesset approved changes in the Electricity Sector Law that are designed to achieve a decentralized competitive structure of the electricity sector.

In February 2007, an amendment to the Electricity Sector Law was passed, providing for a change in the structure of the IEC. Pursuant to the amended law, starting in 2008, IEC’s operations were to gradually split into several generation, distribution and transmission subsidiaries and into a number of other service companies. In addition, a Government Company was to be formed and be in charge of the system’s management and coordination between the various companies. Such a Government Company was designated to balance supply and demand, supervise competition and plan future development. Regulatory requirements applicable to the power generation and to the retail segments will be lifted gradually with a view to achieving competitive market conditions.

In June 2008, an additional amendment (Amendment No. 8) to the Electricity Sector Law was passed. The key changes incorporated into the Law were: 1) authorizing the Electricity Authority, upon approval of the Minister of Infrastructures, to decide as to the extensions of the licenses granted to IEC for its operations; and 2) granting IEC additional production licenses for the stations approved in the framework of a development plan approved under the Electricity Sector law, and provided they do not exceed 1,750 megawatts.

In June 2008, the Government adopted a policy to establish two new Government Companies, owned by the State, to operate in the electricity sector:

1)	System Management Company Ltd. — the company will be responsible for the development plan of the electricity industry. In addition, during the transition to a competitive market, the company will manage the electricity trade.
2)	New Power Stations for the Production of Electricity in Israel Ltd. — the company will handle the establishment and operation of the new electricity stations.

During 2009, a board of directors was nominated to manage New Power Stations for the Production of Electricity in Israel Ltd. The board is currently in the process of choosing a CEO.

Starting April 2010, the GCA, the Ministry of Finance, the management of IEC, the “Histadrut” and the employees’ representatives of IEC have been in intensive negotiations regarding the structural changes to IEC, which include the establishment of System Management Company Ltd.

Defense Oriented Companies

Israel Aerospace Industries Ltd. (“IAI”), Israel Military Industries Ltd. (“IMI”) and Rafael-Advanced Defense Systems Ltd. (“Rafael”) are three defense-oriented Government Companies. Currently, the State holds 100% of each of these companies. Rafael was formerly part of the Ministry of Defense and in January 2002 it was converted into a Government Company. In July 2007, IAI raised $250 million in the TASE through bonds, followed by an additional fundraising effort in the amount of $110 million.

Ports Companies

The Ports Authority, which had centralized operations, assets and control of all of Israel’s ports, was traditionally one of the strongest and most significant monopolies in Israel. On July 22, 2004, the Knesset passed a law to abolish the Ports Authority and to divide the Ports Authority’s activities and framework among three newly-formed Government Companies, each of which would operate the Haifa, Ashdod or Eilat ports. An additional Government Company would hold and manage the ports’ assets and lease them to the three port operating companies. A Shipping Authority was also established by the Ministry of Transportation. In February 2005, the Ports Authority was abolished and the four companies commenced operations. As part of the privatization process, the three ports companies are expected to be competitive and portions of these companies are to be sold to the public.

The privatization process of Haifa Port Company and Ashdod Port Company will be conducted in three stages: during 2010, up to 15% of the companies’ shares will be offered to the public on the TASE. In 2011, up to 49% of the companies’ shares (including all the shares offered in both stages) will be offered on the TASE. In the third stage, beginning in 2020, the remaining Government holdings in the companies will be sold. With respect to Eilat Port Company, although a formal privatization process has not yet been formed, there is an intention to sell all the Government holdings in the company. This privatization process will be subject to market conditions.

The total volume of traded goods transferred through Israel’s ports during the years 2008 and 2009, was 40.5 million ton and 34.0 million ton, respectively.

As of April 2010, Haifa Port Company and Ashdod Port Company have submitted drafts of prospectuses to Israel Securities Authority, as a part of the privatization process.

Israel Railways Ltd.

Israel Railways was separated from the Ports and Railways Authority pursuant to a December 2002 amendment to the Ports and Railways Authority Law. On July 1, 2003, Israel Railways began operating as a Government Company. In 2003 the company commenced a five year, $4.5 billion investment plan. In August 2007, this plan was updated and expanded to include $7.8 billion to be implemented in the years 2003 – 2013. In 2008, a new infrastructure and investment agreement was signed between the Government and the company. This agreement, together with the investment plan, is expected to have a long term positive impact on the Israeli transportation system and the Israeli economy generally. In 2004, the Government and Israel Railways signed an agreement that set forth the principles applicable to the State’s subsidy of the company’s ongoing activity. This agreement was followed by a detailed contract signed in 2005, which should be renewed in the coming year. As consideration for the subsidy, the company committed to implement the government policy in the railways transportation system.

Mekorot Water Company Ltd.

Mekorot Water Company Ltd. (“Mekorot”) is the Government water company. It supplies approximately 75% of the water Israel consumes. In accordance with Government policy and Israel Water Authority resolution, all of Mekorot’s normative costs are covered by the water tariffs charged from water consumers. In 1993, Mekorot and the Government agreed on an arrangement establishing efficiency incentives for the years 1993 through 1998 and securing Mekorot a normative return on equity, enabling it to raise capital in private capital markets rather than receiving subsidized loans from the Government, and reorganizing Mekorot and the Government water factories. In 2002, the Government and Mekorot agreed to continue to operate under a similar arrangement, which had been extended until 2009, with an option for an additional one-year extension. Currently, the relationship between Mekorot and the Government are in the process of being formalized under proper regulations to be issued by Israel Water Authority.

Mekorot serves as the National Water Authority under the Water Law (and is responsible for operation of the water system, including production and establishment and renewal of water enterprises). Mekorot National Carrier Ltd., a Government Company established in July 2007, has the leasehold on the properties of the National Carrier (Israel’s water system) and would be responsible for the maintenance and development of real property and other assets. Mekorot Initiatives and Development Ltd., a subsidiary of Mekorot, manages and operates various water-related projects (including cooperation with private entrepreneurs on the establishment of a water desalination plant in Ashdod, new water and sewage infrastructures, wastewater purification and other activities in the competitive segment).

Israel Postal Company Ltd.

Israel Postal Company Ltd. and its’ subsidiary, the Postal Bank Ltd., were established in March 2006 so as to replace the Israel Postal Authority. The companies were established as part of a comprehensive reform in the Israeli postal sector, which included, amongst others, opening the postal sector to competition, licensing the operations of the company and setting fees for the services.

In September 2006, the Government decided to privatize the Postal Company, including the Postal Bank, in two stages: during the first stage, up to 49% of the companies’ shares will be offered on the TASE. During the second stage, the remaining shares will be sold to strategic investors.

Government Subsidies.  Prior to 1985, the Government heavily subsidized certain segments of the Israeli economy, including basic foodstuffs and agricultural products. Since 1985, the level of direct Government subsidies has been significantly reduced. The remaining direct Government subsidies consist primarily of subsidies for water, public transportation and agricultural investments and production. Government subsidies for public transportation totaled NIS2.4 billion during 2007. Government subsidies for water totaled approximately NIS277 million and government subsidies for agricultural investments and production totaled NIS411 million during 2008 compared to NIS256 million in 2007.

Economic Incentives.  The Government provides significant assistance to the manufacturing sector under laws designed to encourage investment in “approved enterprises,” mainly in peripheral regions of the country. A project that qualifies as an “approved enterprise” is eligible for assistance in the form of cash grants or tax benefits.

Beginning in January 1997, the Government significantly reduced the rate of grants. For the purpose of determining eligibility for grants, three industrial regions were identified: Region A, generally the most remote regions of the country; Region B, generally the peripheral regions of the country (closer to the central regions than A); and Region C, all other regions. The grant rate for Region A is 20% for investments, compared to 10% for Region B for all levels of investments and 0% for Region C for all levels of investments. The Negev area has a unique grants program where the rate of grants can reach up to 28% for investments of up to NIS 140 million and up to 30% for investments above this limit. In 2009, the Government started implementing a program targeted to encourage employment in the peripheral regions of Israel, in region A and among populations with low participation rates. Under this program, industrial factories that increase the number of employees will be eligible for grants up to 35% of salary costs for 30 months. This program was implemented at the beginning of 2009.

In the 2009 budget, the Government commitment for grants to the manufacturing sector totaled NIS420 million, compared to NIS260 million and NIS150 million in each of the 2008 and 2007 budgets, respectively.

Kibbutzim and Moshavim

Kibbutzim are collective settlements that traditionally were primarily agricultural. However, most kibbutzim now derive a majority of their revenues from manufacturing, tourism and other services. There are approximately 267 kibbutzim in Israel with approximately 123,200 inhabitants. Moshavim are cooperative settlements, most of which consist of individual owners of small farms. Moshavim derive a large percentage of their revenues from agriculture. There are approximately 442 moshavim with approximately 230,400 inhabitants. Kibbutzim and moshavim both experienced financial crises in the 1980s.

In 1988, the Government and the bank creditors of the moshavim agreed on a rescue and recovery program for the moshavim. In 1992, the Knesset approved legislation requiring partial debt forgiveness by the moshavim’s bank creditors, partial repayment of moshavim debt using the proceeds of certain required asset sales by the moshavim and restructuring of the remaining moshavim debt at below-market interest rates. The total outstanding amount of the moshavim debt, subject to the 1992 legislation as of December 31, 2009, is NIS 17.4 billion. Implementation of the 1992 legislation remains ongoing and as of December 31, 2009, the 1992 legislation had been implemented with respect to approximately 98.7% of the individual moshavim members and 100% of the moshavim union obligors on the moshavim debt.

Pursuant to agreements signed between the kibbutzim, their bank creditors and the Government between 1989 and 1999, in order to establish a rescue and recovery program for the kibbutzim, an aggregate of NIS15.89 billion (as calculated for December 31, 2007) was written off by the banks, of which NIS6.66 billion was paid to the banks by the Government. An additional NIS13.3 billion of the kibbutzim’s outstanding loans from the banks were restructured and funded entirely by below-market loans from the Government to the kibbutzim’s creditors. As of December 31, 2009, the remaining outstanding loans amounted to NIS1.8 billion.

The Environment

Since the establishment of the Ministry of the Environmental Protection (“MOEP”) in 1989, many laws and regulations relating to the protection of the environment have been promulgated. The MOEP seeks: (i) to incorporate environmental considerations into decision-making and planning processes; (ii) to promote sustainable development; (iii) to implement programs for pollution control, monitoring and research; (iv) to develop and update legislation and standards, and to ensure effective enforcement and supervision; (v) to improve environmental education and awareness; and (vi) to advance regional and global cooperation on the environment. The country’s environmental legislation encompasses laws for the protection of natural resources, for the abatement and prevention of environmental nuisances and for the safe treatment of certain contaminants and pollutants. Israel’s legislation also includes comprehensive laws, such as the Planning and Building Law and the Licensing of Businesses Law, that provide a framework for controlling the use of resources and promoting sustainable development. Planning authorities view environmental considerations as an integral part of the planning and licensing process and objections are frequently based on environmental issues.

Israel has ratified nearly all of the major international conventions on environmental matters and has ensured that its national legislation conforms to these conventions. Israel is a party to international conventions on such subjects as climate change, trans-boundary movements of hazardous waste, protection of the ozone layer, biological diversity, wetlands protection, international trade in endangered species and protection of the Mediterranean Sea from pollution. Israel ratified the Kyoto Protocol to the UN Framework Convention on Climate Change in February 2004 and soon thereafter created a Designated National Authority (“DNA”) for the Clean Development Mechanism (“CDM”). The CDM in Israel provides investors from countries under Annex I of the Kyoto Protocol with opportunities to implement projects in a wide variety of fields, most notably in the waste and energy sectors. By February 2010, 46 projects have been approved by the DNA, of which 16 have been registered with the UNFCCC. The carbon credit market from CDM projects in Israel is currently estimated at €25 million per year, which will be used to advance environmental projects in Israel. The Israeli Ministerial Committee on Environmental Protection and Climate Change appointed a committee to prepare its recommendation for a national action plan (to be ready mid-2010) for the mitigation of greenhouse gas emissions in Israel. The process includes, among other things, the appointment of work teams to formulate a policy recommendation and mitigation of greenhouse gas emissions programs in the following areas: energy conservation and efficiency, construction and housing, improving efficiency of electricity production processes, transport, land usage, water and renewable energies.

Several other environmental laws and regulations were promulgated in Israel in recent years, ranging from regulations on the collection of beverage containers (deposits) for recycling (2001, amended in 2010) to several sets of regulations on the prevention of water pollution, including requirements for wastewater treatment plants to stabilize and treat the sludge generated for agricultural use or soil conditioning (2004). Revised regulations on environmental impact assessment, which introduce environmental considerations in earlier stages of planning and decision making processes and incorporate sustainable development principles, came into force in September 2003. In January 2004, regulations were promulgated to implement the Montreal Protocol, by restricting production, consumption, importation and exportation of substances that deplete or are likely to deplete the ozone layer. In August 2004, the Knesset enacted the Law for the Protection of the Coastal Environment, which recognizes the coastal environment as a national resource that must be protected for the benefit and enjoyment of the general public and establishes principles for the sustainable management, development and use of the coastal environment. To encourage the reduction of air pollution from vehicular sources, purchase taxes on hybrid cars were reduced from 90% in 2004 to 30% in 2005, the sulfur content of fuels was significantly reduced, new diesel vehicles are required to comply with stringent Euro4 standards and cars are now required to go through stricter annual air pollution checks. The Clean Air Law aimed at reducing air pollution from vehicles and immobile emitting sources will come into effect in 2011.

The Non-Ionizing Radiation Law, which aims to protect the public and the environment from the harmful impact of exposure to non-ionizing radiation (including radiation from cellular base stations and electricity network installations), was enacted in January 2006, with regulations coming into effect in January 2010. A Tire Disposal and Recycling Law was enacted by the Knesset in January 2007. As of July 2007, a landfill levy has been imposed on municipal waste which will reach 10 Euro per ton by 2011 and which seeks to internalize the external costs of land-filling. Revenues from the levy are to be dedicated to establishing infrastructure aimed at landfill reduction. Limits on pollution from industrial sources are imposed by a variety of methods, including by ambient and emissions standards. The Polluter Pays Law, 2008, increased fines and introduced administrative financial sanctions in various environmental laws. The new Freedom of Information Regulations (Public Access to Environmental Information) 2009, formalizes the liability for contaminated land, including past contamination, and would require a wide range of environmental information held by public authorities to be accessible to the public, freely and for no cost. The regulations will come into force at the end of 2010.

Along with governmental and financial measures, the State has been convincing industries that pollution prevention and waste reduction are cost-effective. Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities. The Government has also taken several steps to promote environmental quality and sustainable development. In May 2003, the Government decided to prepare a sustainable development strategy for the country. As of February 2009, all Government ministries and Government Companies are required to use at least 20% recycled materials in all new national projects. Another Government decision passed in December 2009, requires ministries to take measures, commencing 2010, to reduce their consumption of paper, water and electricity, according to set annual targets. Economic ministries, especially the Ministry of Finance and the Ministry of Industry, Trade and Labor, have taken the lead and initiatives such as green taxes (recently imposed on private vehicles), environmental fair disclosure and environmental risk management have been promoted in recent years. For example, the Israeli Securities Authority requires environmental risk management and disclosure, the Supervisor of Banks in the Bank of Israel issued guidelines to banks recommending the incorporation of environmental risks as part of banking risks, the Regulator of Insurance and Capital in the Ministry of Finance requires environmental risks to be considered by investment bodies and the Government Companies Authority requires an annual report on environmental risks to be considered by the company’s management committee and a periodical report on sustainability to be prepared by Government Companies.

The Government has taken several steps to decrease pollution produced by public utility providers. A November 2002 Government decision called for the introduction of renewable energy into the electricity sector. Within the framework of this decision, the public utility authority — Electricity (see “The Economy —  Water and Electricity” above) has established tariffs for the production of energy from renewable sources, based on the estimated costs of pollution prevention per ton of emissions. In addition, in 2008, the public utility authority introduced feed in tariffs for small scale PV solar installations. A Government decision from January 2009 has set a target of 10% renewable energy use and 20% reduction in energy demand by 2020, followed by an additional decision on ways to promote renewable energy use. The introduction of natural gas to the electricity sector (see “The Economy — Energy” above) is expected to have major consequences on pollution abatement from the electricity sector.

In November 2004, the Government approved an action plan to reduce pollution from the industrial zone of Ramat Hovav, which includes some of Israel’s major chemical industries. The plan includes actions to advance wastewater treatment, remediate the evaporation ponds and the national hazardous waste treatment site and prevent pollutant emissions into the atmosphere. Industrial plants in the Ramat Hovav industrial park have already begun establishing in-house effluent pretreatment facilities in accordance with the Government decision. In 2006, the Government approved the allocation of NIS230 million for the remediation of hazardous waste treatment at the site. Similar attention is now being aimed at reducing industrial pollution in the Haifa Bay and Ashdod areas.

While the prospect of membership in the OECD was first and foremost an economic priority, it had major ramifications on environmental protection, as Israelis were taking steps to comply with the organization’s decisions and recommendations. Such steps included the establishment of IPPC (Integrated Pollution Prevention and Control) and PRTR (Pollutant Release and Transfer Registry) mechanisms, including a public mandatory reporting system and a chemicals management mechanism for industrial chemicals. Israel was accepted as a member of the OECD on May 10, 2010.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Israel’s balance of payments consists of two parts: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services) and the balance of income payments and transfer payments; and (ii) the capital and financial account, which reflects borrowing by the Government and the private sector, foreign direct investment in Israel and investment by Israeli residents abroad and assets and liabilities of commercial banks.

In the second half of the 1990’s, the current account deficit steadily decreased, due mainly to an improvement in Israel’s terms of trade and a greater increase in exports than the increase in imports. In 2002, the current account deficit was 0.8% of GDP. Israel’s current account deficit of the balance of payments transitioned into a small surplus in 2003, which grew in 2004, 2005 and 2006. In 2003 and 2004, the current account surplus was $1.4 billion and $3.0 billion, respectively. In 2005, the current account surplus was $4.2 billion and in 2006 it grew to $7.2 billion. Current account had a surplus of $4.2 billion in 2007, but in 2008, the current account surplus declined to $1.3 billion (0.6% of GDP) due to rising imports and the increasing deficit of investment income.

In 2009, the current account had a surplus of $7.2 billion (3.7% of GDP) due to a surplus in the trade balance. Exports of goods and services in 2009 exceeded imports by $4.3 billion. In 2009, investment income to foreign entities from Israel was greater than investment income to Israel from abroad, although both declined from the previous year. The high surplus in the current account contributed to reduce the negative effect of the global crisis on Israel’s economy.

Official reserve assets increased significantly during 2009 by 42.6% to a total of $60.6 billion, compared to $42.3 billion in 2008 and $28.5 billion in 2007. In March 2008, the Bank of Israel announced a two year operating policy in the foreign exchange market, which included daily purchases of foreign currency in order to increase the reserve assets of Israel. In August 2009, Bank of Israel terminated the scheduled purchasing policies, and announced that it will intervene in the foreign exchange market in the event of unusual movements in the exchange rate which are inconsistent with underlying economic conditions, or when conditions in the foreign exchange market are disorderly.

International trade (exports plus imports) of goods (excluding diamonds) and services amounted to 67.0% of GDP in 2009. Both goods and services dropped in 2009 compared to last year, but the decreases in imports of goods and services exceeded the decrease in exports of goods and services. In 2006, the goods and services balance recorded a surplus of $0.7 billion, followed by a deficit of $2.2 billion in 2007 and a deficit of $3.1 billion in 2008. In 2009, a high surplus of $4.3 billion was recorded.

Government receipts, including assistance furnished by the United States, German reparations and personal and institutional remittances, decreased by 10.9% in 2009 to $8.4 billion, following an increase of 10.5% in 2008 and decrease of 0.4% in 2007.

As of December 31, 2009, Israel’s assets abroad were significantly higher than liabilities to foreigners. This reflected negative net external debt which amounted to $51.9 billion in 2009 (negative 26.6% of GDP), as compared to negative $45.8 billion in 2008 (negative 22.6% of GDP) and positive $16.8 billion (24.3% of GDP) at the end of 1995.

Table No. 15

Balance of Payments
(In Millions of Dollars)(1)

	2005	2006	2007	2008	2009
Current Account Receipts
Exports of goods and services	57,217	62,504	71,393	81,249	67,453
Income from abroad	5,602	8,434	10,902	7,258	5,697
Current transfers	7,040	8,559	8,528	9,424	8,395
Total current account receipts	69,859	79,497	90,823	97,932	81,545
Payments
Imports of goods and services	57,606	61,811	73,549	84,313	63,195
Income to foreigners	7,020	9,174	11,110	11,328	10,167
Current transfers	1,038	1,117	1,272	943	993
Total current account payments	65,663	72,102	85,931	96,583	74,355
Balances
Trade in goods and services	-389	693	-2,157	-3,063	4,258
Net income	-1,418	-740	-208	-4,069	-4,470
Net current transfers	6,002	7,442	7,257	8,481	7,402
Current balance	4,196	7,395	4,892	1,349	7,191
Capital balance	727	787	823	1,110	908
Financial Account Investments Abroad
Direct investment	2,946	15,462	8,604	7,210	1,152
Portfolio investment	7,977	8,017	3,728	2,030	7,609
Other investments	5,204	10,473	8,621	-10,852	-5,199
Financial derivatives	-35	66	-20	156	-88
Reserves assets	1,937	433	-1,686	14,163	16,824
Total investments abroad	18,029	34,452	19,248	12,707	20,298
Investments in Israel
Direct investment	4,271	15,296	8,798	10,877	3,771
Portfolio investment	3,616	9,081	1,639	1,000	2,481
Other investments	373	2,751	3,326	-1,823	3,089
Total investments in Israel	8,259	27,128	13,763	10,054	9,342
Net financial transaction
Direct investment	-1,324	167	-194	-3,667	-2,619
Portfolio investment	4,361	-1,064	2,089	1,030	5,128
Other investments	4,831	7,722	5,295	-9,030	-8,288
Financial derivatives	-35	66	-20	156	-88
Reserves assets	1,937	433	-1,686	14,163	16,824
Total net financial transactions	9,770	7,324	5,485	2,653	10,956
Statistical discrepancies(1)	4,847	-857	-230	195	2,857

(1)	Many of the Balance of Payments figures are based on temporary estimations, and therefore are subject to significant adjustments over time.

Source: Central Bureau of Statistics.

Foreign Trade

Export growth has played a significant part in Israel’s overall economic growth and demonstrates the growing competitiveness of the Israeli economy. In 2000, industrial exports grew by 26.6% in dollar terms (27.9% excluding diamonds) due to fast economic growth in the United States and the European Union and a worldwide technology boom. However, in 2001, as a result of the slowdown in economic activity in the European Union and the United States and the global crisis in the high-tech sector, industrial exports decreased by 6.4% in dollar terms (6.8% excluding diamonds). In 2002, industrial exports decreased by 1.2% in dollar terms, and industrial exports excluding diamonds fell by 6.5% in dollar terms. The main reason for this contraction was the character of growth in the United States and other countries, which focused on traditional industries rather than on the high-tech industries that account for much of Israel’s exports. Industrial exports have since recovered and in 2005, industrial exports grew by 9.7% in dollar terms (7.7% excluding diamonds) and in 2006 they grew by 13.4% (excluding diamonds). Growth of industrial exports accelerated to 18.7% in 2007 (excluding diamonds), followed by a slight decrease in 2008 to a rate of 17.2% (excluding diamonds). In 2009, industrial exports decreased by 14.5% (excluding diamonds), as a result of the global economic crisis.

Exports of goods grew by 8.9% and 21.1% in dollar terms in 2003 and 2004, respectively. In 2005, exports grew by 8.2%, in 2006 by 13.6% and in 2007 by 17.3%. In 2008, exports of goods to European Union countries (as denominated in dollars, including diamonds returned by importers abroad and other returns to exporters in Israel) increased by 11%, exports of goods to the United States increased by 5.7%, and export to Asian countries increased by 24.4%. The relatively slow growth in exports to the United States, compared to other destinations, may be contributed to the real appreciation of the NIS against the USD since 2007. Export growth in 2008 was affected by the global economic crisis, with the sharp worldwide decline in demand for goods. The economic crisis also affected Israeli foreign trade in 2009, as imports of goods totaled $46.9 billion, exports totaled $41.8 billion, and the trade deficit was $5.1 billion. The export of goods decreased in 2009 by 18.5% compared with the previous year. Exports of goods (excluding ships, aircraft and diamonds) decreased by 14.0% ($5.8 billion) from 2008. Imports of goods in 2009 showed a drop of 27.3% compared with 2008. The import of goods, excluding ships, aircraft, diamonds and fuels, dropped in 2009 by 21.4% compared with the previous year.

Exports of services decreased from $24.0 billion in 2008 to $21.6 billion in 2009, a decrease of 9.9%. This followed a 14% increase in 2008, 7.3% in 2007 and 6.7% in 2006. The tourism sector reached 2.7 million entries in 2009, a 10% decrease from a record high of 3.3 million entries in 2008. Exports of agricultural products increased by 7.7% in 2009, following a decrease of 5.4% in 2008. The growth in USD terms is partly attributable to the increase in input and output prices in agriculture.

Trade Liberalization.  The principal features of the Government’s trade liberalization program, which began in 1991, include the elimination of certain non-tariff barriers designed to protect local manufacturers (with the exception of fresh agriculture products) and the gradual decrease of custom tariffs. In 1994, Israel signed the GATT accords on agricultural products, and, since Israel has replaced most import restrictions with import duties. In 2008, average customs duties on the imports subject to the taxes were approximately 3.0%, down from an average of 25% or more in 1991. Accordingly, custom revenues in 2008 totaled only 1.03% of the total imports.

Notwithstanding the Government’s trade liberalization policy and the significant decrease in the customs burden, Israel has a number of trade restrictions, including quotas, licensing restrictions and outright prohibitions on certain goods. Israel also imposes a post-duty surcharge, called TAMA that varies in amount by product and is included in the import duty estimation. The TAMA rate is determined according to the importer’s average profit margin for a specific category of goods, and reflects the difference between the wholesale price in Israel for a domestic product and the import price of the imported goods. Insurance and freight also tend to increase importer’s costs — in 2006, the Cost-Insurance-Freight (c.i.f.) — Free-on-Board (f.o.b.) differential was approximately 5% of civilian goods imports.

The Government’s authority in setting compulsory standards for products sold in Israel is limited to certain purposes, such as safety, public health, environmental protection and security considerations, and does not extend to protectionist purposes. Many standards have been changed in recent years to conform to international standards.

In 2009, Israel had a trade surplus of goods (excluding diamonds) of $6.4 billion with the United States, compared with a surplus of $4.5 billion in 2008. In 2009, Israel had a $5.2 billion trade deficit of goods with the European Union. The trade deficit with the European Union in 2007 was $3.5 billion.

Israel primarily exports manufactured goods, many of them related to high-tech industries. Exports of low tech industries in 2009 accounted for 6% of the industrial non-diamond goods exports. High and mid-high technologies exports accounted for 66% of industrial non-diamond exports.

Raw materials and unfinished goods (including diamonds and fuels) made up 71% of Israel’s imports in 2007. The remainder of imports consists of investment goods (15%) and consumer products (14%).

Since 1948, members of the Arab League have maintained a trade boycott of Israel (see “State of Israel — International Relations” above). In September 1994, the Gulf Cooperation Council, which includes Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait, suspended their secondary and tertiary trade boycotts of Israel. These Gulf States, as well as four other Arab League members (Algeria, Djibouti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts of Israel. Nevertheless, some Arab states continue to maintain their trade boycott of Israel. It is difficult to determine the impact on Israeli trade of the remaining elements of the boycott.

Table No. 16

Exports of Goods by Major Groups
(In Millions of Dollars, f.o.b.)

	2004	2005	2006	2007	2008	2009
Agricultural
Vegetables and field crops	418	418	470	640	573	563
Fruits	175	260	242	321	271	329
Other	316	350	319	365	381	323
Total	908	1,027	1,031	1,326	1,226	1,215
Industrial (excl. polished diamonds)
Mining, quarrying and non-metal minerals	856	863	798	1,151	2,347	1,322
Food and beverages	598	659	710	846	872	718
Textiles, clothing and leather	1,093	1,074	1,082	1,016	1,038	884
Wood, furniture, paper and printing.	332	354	338	382	368	358
Chemicals and refined petroleum.	5,792	6,936	8,323	9,965	4,111	10,590
Rubber and plastics	1,512	1,607	1,785	2,035	2,117	1,519
Basic metal products	1,380	1,622	1,989	2,378	2,821	1,704
Machinery and equipment	1,371	1,558	1,841	2,347	2,825	2,322
Electronic components and	2,596	2,416	2,622	2,502	2,544	4,802
Computers Communication, control, medical and scientific equipment	5,728	6,025	7,102	7,997	8,049	6,399
Electrical equipment and motors	446	513	694	849	909	714
Transport equipment	1,359	1,294	1,301	1,999	1,849	2,692
Jewelry, goldsmith and silversmith	499	489	537	605	551	450
Miscellaneous	170	159	168	203	234	288
Total	23,731	25,567	29,288	34,276	40,634	34,761
Diamonds
Polished	6,440	6,859	6,555	7,117	6,299	3,938
Rough	2,922	3,492	2,677	3,373	3,318	1,911
Total	9,362	10,352	9,232	10,490	9,617	5,850
Used ships and aircraft	0	111	222	0	32	132
Other goods	42	47	72	72	49	6
Returned goods	-154	-292	-246	-247	-238	-129
Total (net)(1)(2)	33,813	36,611	39,701	45,917	51,321	41,836

(1)	Excludes trade with the West Bank and the Gaza Strip.
(2)	Net exports equal total gross exports less goods returned to Israeli exporters.

Source: Central Bureau of Statistics.

Table No. 17

Imports of Goods by Major Groups
(In Millions of Dollars, c.i.f.)

	2004	2005	2006	2007	2008	2009
Consumer Goods
Vehicles	583.0	605.9	636.9	910.7	987.9	976.7
Other	1,218.3	1,326.8	1,468.2	1,931.5	2,201.3	2,126.1
Non-durables	2,827.0	3,017.7	3,387.3	4,009.7	5,050.6	4,497.1
Total	4,628.3	4,950.4	5,492.4	6,851.9	8,239.8	7,599.9
Production Inputs (excl. diamonds)
For agriculture	518.3	404.1	449.0	616.6	744.8	527.2
Raw food products	1,055.4	1,058.3	1,107.1	1,309.9	1,704.2	1,361.0
Fabrics and yarn	684.4	682.2	632.4	683.0	708.6	587.0
Wood and related products	312.8	334.5	355.7	492.8	492.1	400.9
Chemical products	2,697.2	2,860.6	3,284.3	3,617.8	4,396.0	3,584.8
Rubber and plastics	1,372.8	1,509.4	1,806.9	2,148.8	2,284.7	1,569.8
Paper-making material	600.5	658.8	700.9	800.2	891.9	652.0
Iron and steel	1,181.0	1,302.1	1,446.9	1,952.3	2,176.9	1,349.1
Precious metals	173.5	220.4	210.7	233.0	181.7	117.5
Non-ferrous metals	609.5	724.5	954.3	1,090.6	1,049.4	584.4
Machines and electronics	5,840.6	6,159.9	6,594.6	7,258.1	7,975.2	6,526.0
Other industries	1,193.0	1,056.2	1,102.4	1,316.1	1,786.1	1,269.3
Fuels	4,503.2	6,764.2	7,455.6	8,935.4	12,847.7	8,072.7
Total	20,742.2	23,735.2	26,100.8	30,454.6	37,239.3	26,601.7
Diamonds (net)	9,193.5	9,605.1	9,054.2	10,036.0	9,364.7	5,317.7
Investment Goods
Machinery and equipment	4,874.8	4,947.3	5,239.9	6,473.2	7,126.7	5,277.8
Transport vehicles(1)	1,467.0	1,624.7	1,741.5	2,218.4	3,013.0	2,276.5
Ships and aircraft	27.8	132.9	172.9	539.6	130.2	233.3
Total	6,369.6	6,704.9	7,154.3	9,231.2	10,269.9	7,787.6
Other goods	35.4	39.0	38.8	49.4	59.5	59.6
Returned goods	-134.9	-152.5	-127.7	-124.3	-113.5	-146.3
Total (net)(2)(3)	40,356.7	44,456.7	47,317.8	56,105.2	64,531.4	46,926.7

(1)	Excluding ships and aircraft.
(2)	Net imports equals total gross imports less goods returned to the suppliers.
(3)	Excludes trade with the West Bank and the Gaza Strip.

Note: Due to changes in classification, there are updates to figures reported in previous years.

Source: Central Bureau of Statistics.

Table No. 18

Exports of Goods by Region
(In Millions of Dollars, f.o.b., Except Percentages)(1)

Region	2005		2006		2007		2008		2009
Americas	17,312.7	40.48%	19,930.4	42.60%	21,267.0	39.32%	23,177.1	37.79%	18,991.7	39.81%
USA	15500.1	36.24%	17,957.2	38.38%	18,906.8	34.95%	19,972.5	32.56%	16,720.2	35.05%
Other America	1812.6	4.24%	1,973.2	4.22%	2,360.2	4.36%	3,204.6	5.22%	2,271.5	4.76%
Europe	14996.3	35.06%	15,549.4	33.23%	19,192.6	35.48%	21,897.1	35.70%	15,248.0	31.96%
EU(2)	12490.1	29.20%	13,046.2	27.88%	15,992.8	29.57%	17,795.0	29.01%	12,290.4	25.76%
EFTA	970.3	2.27%	872.7	1.87%	1,104.7	2.04%	1,289.5	2.10%	1,005.2	2.11%
Other Europe	1535.9	3.59%	1,630.5	3.48%	2,095.1	3.87%	2,812.6	4.59%	1,952.4	4.09%
Asia	7684.1	17.97%	8,607.0	18.40%	9,771.3	18.06%	12,182.9	19.86%	9,523.4	19.96%
Africa	769	1.80%	1,048.3	2.24%	1,202.0	2.22%	1,468.5	2.39%	1,063.7	2.23%
Oceania	455.3	1.06%	493.4	1.05%	567.3	1.05%	786.6	1.28%	496.8	1.04%
Unclassified	1553	3.63%	1,160.9	2.48%	2,091.8	3.87%	1,826.9	2.98%	2,382.4	4.99%
Total	42,770.4	100.0%	46,789.4	100.0%	54,092.0	100.0%	61,339.1	100.0%	47,706.0	100.0%

(1)	Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).
(2)	European Union data for 2000 – 2004 have been adjusted to reflect the enlargement of the European Union to 25 countries.

Source: Central Bureau of Statistics.

Table No. 19

Imports of Goods by Region
(In Millions of Dollars, c.i.f., Except Percentages)(1)

Region	2005		2006		2007		2008		2009
Americas	7,377.3	16.38%	7,295.9	15.25%	9,504.2	16.79%	9,745.7	14.95%	6,818.8	14.40%
USA	6042.1	13.42%	5,919.5	12.37%	7,848.9	13.86%	8,034.4	12.33%	5,848.2	12.35%
Rest of America	1335.2	2.96%	1,376.4	2.88%	1,655.3	2.92%	1,711.3	2.63%	970.6	2.05%
Europe	22592.9	50.17%	23,526.2	49.18%	26,832.3	47.39%	29,661.2	45.51%	22,856.9	48.26%
EU(2)	17588.2	39.05%	18,027.9	37.68%	20,687.0	36.53%	22,513.4	34.54%	17,491.7	36.93%
EFTA	2545.5	5.65%	2,893.0	6.05%	2,960.6	5.23%	4,043.7	6.20%	3,353.7	7.08%
Other Europe	2459.2	5.46%	2,605.3	5.45%	3,184.7	5.62%	3,104.1	4.76%	2,011.5	4.25%
Asia	8214.2	18.24%	9,404.7	19.66%	11,908.8	21.03%	13,712.8	21.04%	10,081.3	21.28%
Africa	303	0.67%	270.5	0.57%	336.3	0.59%	733.6	1.13%	566.5	1.20%
Oceania	125.7	0.28%	118.5	0.25%	150.5	0.27%	262.5	0.40%	192.3	0.41%
Unclassified	6421.4	14.26%	7,224.8	15.10%	7,890.9	13.94%	11,057.4	16.97%	6,850.7	14.46%
Total	45034.5	100.0%	47,840.6	100.0%	56,623.0	100.0%	65,173.2	100.0%	47,366.5	100.0%

(1)	Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).
(2)	European Union data for 2000 – 2004 have been adjusted to reflect the enlargement of the European Union to 25 countries.

Source: Central Bureau of Statistics.

Table No. 20

Merchandise Trade Indices
(Base: 2000=100)

	2005	2006	2007	2008	2009
Indices of Physical volume
Exports	100.0	104.8	113.5	109.4	95.0
Imports	100.0	100.2	108.6	110.5	94.1
Indices of Prices
Exports(1)	100.0	103.0	107.5	117.2	110.3
Imports(1)	100.0	105.0	113.0	130.1	110.4
Terms of Trade(2)	100.0	98.1	95.1	90.1	99.9

(1)	Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).
(2)	European Union data for 2000 – 2004 have been adjusted to reflect the enlargement of the European Union to 25 countries.

Source: Central Bureau of Statistics.

Anti-Money Laundering Law

In 2000, Israel was identified by the Financial Action Task Force (“FATF”), the international task force on money laundering, which is affiliated with the OECD, as a state deemed non-cooperative in the campaign against money laundering. As a result, on August 2, 2000, the Knesset enacted the Prohibition on Money Laundering Law, which established the Israel Money Laundering Prohibition Authority (“IMPA”) to collect and process reports received and, upon suspicion of money laundering activity, disseminate the reports to the proper authorities. The law, which took effect in January 2002, makes money laundering a criminal offense punishable by imprisonment and large fines. The law also requires various financial institutions (including banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services and the postal bank) to identify their clients before performing a financial transaction (“know your customer”), to report certain financial transactions to the Money Laundering Prohibition Authority and to maintain records of such transactions. There are two types of required reports: reports of transactions of a certain amount and type and reports of suspicious activity. These reporting requirements took effect on February 17, 2002.

As indicated by FATF report as of September 2003, Israel made significant progress in further implementing comprehensive and effective anti-money laundering (“AML”) regulations and combating the financing of terrorism (“CFT”) regime, including customer identification procedures for existing customers of banks and portfolio managers. The Israeli Central Bank had completed at that time, general inspections of all 27 banking groups, resulting in 11 sanction orders (10 for minor violations and one for a major violation).

In recognition of the steps taken by the State to combat money laundering activity, in June 2002 the FATF removed Israel from its list of states deemed non-cooperative in the campaign against money laundering. In July 2002, the U.S. Treasury Department lifted its 2000 order to banks and other financial institutions requiring business transactions originating in Israel or for which funding passed through Israel to be subjected to enhanced scrutiny. Israel was removed from the FATF watch-list in 2003.

Today, IMPA receives over 900,000 CTRs (Currency Transaction Reports) and over 27,000 STRs (Suspicious and Unusual Activity Reports) per annum, which result in several files disseminated to the Israeli police and several referrals to foreign FIUs (Financial Intelligence Units). The Israeli police has initiated numerous money-laundering investigations which led to several money-laundering indictments.

In January 2006, the Committee of Ministers of the Council of Europe accepted Israel’s application, not being a member State of the Council of Europe, to join the terms of MONEYVAL as an “active observer”, participating in the MONEYVAL evaluation process. MONEYVAL is an FATF style regional body that includes all the European countries which are not members of FATF. The group conducts mutual evaluations of its members in full accordance with FATF AML/CFT methodology.

During November 2007, a team of MONEYVAL experts conducted an evaluation of the AML/CFT regime of Israel based on the Forty Recommendations (2003) and the Nine Special Recommendations on Terrorist Financing (2001) of FATF. Israel was additionally evaluated against the two Directives of the European Commission (91/308/EEC and 2001/97/EC), in accordance with MONEYVAL’s terms of reference and procedural rules. The report was adopted by MONEYVAL’s 27th plenary session in July 2008 and includes the achievements and challenges of the Israeli AML/CFT regimen.

According to the report, the evaluators found an overall sustainable AML/CFT system, though some gaps were identified, several of which had already been identified by the Israeli authorities. The report noted the numerous investigations, prosecutions and convictions for both money laundering and financing of terrorism, stating that more work is needed to enhance the effectiveness of the confiscation regime in some areas. Furthermore, the report noted that IMPA performs its assignment in a well organized and professional manner resulting in a quality output. The report stated that Israeli law enforcement units are well organized and have the appropriate resources and abilities to conduct effective investigations. It has been further noted that the legal and organizational framework of the Israeli border control is comprehensive (though not all bearer negotiable instruments are covered by the reporting obligations), with the Israeli customs adequately targeting asset detection and supporting the AML/CFT law enforcement effort.

Competence for supervision of compliance with AML/CFT requirements does not lie with a single authority in Israel. The respective licensing and supervising authorities of Israeli financial institutions are responsible for AML/CFT compliance as part of prudential supervision. The report stated that all supervisory authorities have the necessary powers to require relevant information with respect to all AML/CFT compliance issues. As far as the licensing procedures in the financial market are concerned, these are broadly in line with the relevant European Union legislation and FATF Recommendations, as are the arrangements for supervision on AML for banking corporations, portfolio managers, insurers and stock exchange members. All national agencies active in the AML/CFT areas cooperate with each other, exchange information and conduct joint investigations. One example is the establishment of a joint intelligence body bringing together professionals from various fields such as IP, the Tax Authority and IMPA (the Intelligence Fusion Centre).

On September 23, 2009, MONEYVAL adopted Israel’s first year progress report. The adoption of Israel’s progress report demonstrates the international recognition of Israel’s efforts in fighting money laundering and that Israel’s regime of combating the financing of terrorism is in compliance with international standards.

The Prohibition of Money Laundering Law is currently in the process of being amended (Prohibition of Money Laundering Law (Amendment No. 7)). The key changes are aimed, inter alia, to expend the applicability of the law to the precious stones traders sector, expand the definition of “monies” to include all negotiable instruments, broaden the list of entities to which IMPA is permitted to disseminate information and amend the criminal sanctions and implications provided for in the Prohibition of Money Laundering Law. Currently, the Bill is under discussions in the Constitution, Law and Justice Committee of the Knesset, in order to pass the bill through the second and third readings, as part of the formal legislation process. The draft amendments to the orders applying AML/CFT obligations on financial institutions are also in the process of being amended, in order to fully comply with international standards.

Foreign Exchange Controls and International Reserves

As of January 1, 2003, all activities and transactions in foreign currency between resident individuals, businesses and nonresidents are permitted.

As is common in Western economies, the expansion and enhancement of reporting procedures regarding external transactions accompanied the removal of foreign exchange controls in Israel. The freedom to engage in transactions with nonresidents is subject to the obligation of either the person carrying out the transaction or the financial intermediary through which it is carried out to report the transaction in detail to the Bank of Israel.

In recent years, net external liabilities (debt instruments) have declined dramatically, reaching a record level of negative $55.3 billion at the end of 2009. Foreign currency reserves grew from $29 billion at the end of 2006 to $61 billion at the end of 2009.

Table No. 21

External Assets and Liabilities (Debt Instruments)
(In Millions of Dollars)

	2006	2007	2008	2009
External Debt
Public sector	33,395	31,948	28,190	31,114
Private sector	29,035	31,571	33,033	34,021
Banking system	24,988	26,596	25,745	25,877
Total	87,418	90,116	86,968	91,012
External Assets
Public sector	29,675	29,104	43,012	61,247
Private sector	54,869	67,233	58,777	60,922
Banking system	35,327	37,007	28,661	24,171
Total	119,871	133,344	130,450	146,339
Net External Debt	-32,453	-43,228	-43,482	-55,328

Source: Bank of Israel.

Table No. 22

Foreign Currency Reserves at the Bank of Israel
(In Millions of Dollars)

2004	2005	2006	2007	2008	2009
26,631	27,858	29,055	28,460	42,337	59,097	(1)

(1)	Excludes the Allocation of Special Drawing Rights (SDRs) by the IMF to member countries, and the balance of the Israel’s reserve tranche in the IMF of 1,520 million dollars.

Source: Bank of Israel

On March 24, 2008, the Bank of Israel announced a plan to increase Israel’s foreign currency reserves by $10 billion over the next two years by buying an average of $25 million per day. Following the announcement, the Bank of Israel updated its plan and on July 10, 2008, increased the average daily rate of foreign currency purchases to $100 million per day. On November 30, 2008, after reviewing this program and taking into consideration changing market conditions, the Bank advised to update its former assessment of the appropriate level of the reserves, to a range of $40 – $44 billion and continued to purchase foreign currency in the same manner. In 2009, the Bank of Israel moved from fixed foreign-currency purchases to designated purchases.

Foreign Exchange Rates

Until July 1985, the Israeli shekel was periodically depreciated at a rate consistent with inflation. On September 2, 1985, the Knesset approved the NIS, valued at 1,000 times the then-existing shekel. Since August 1, 1986, only the NIS has circulated. Until May 1, 2007, the NIS has been referenced to a basket of major currencies, which includes the U.S. dollar, British pound sterling, Japanese yen and euro. This basket approximated the composition of Israel’s external trade, including both imports and exports. The composition of the currency basket and the number of units of each currency comprising the basket were last updated on May 1, 2006. As of this date, the currencies’ weights were 65.7% U.S. dollar, 22.9% euro, 5.7% pound sterling and 5.7% Japanese yen.

In December 1991, the Bank of Israel introduced the “diagonal band” or “crawling peg system” to reduce business sector uncertainty and speculative cycles that had caused sharp capital movements under prior exchange rate systems. Under this system, the slope of the band was adjusted on a daily basis on a gradual, constant and predetermined path. Initially, the slope of the band was derived from the difference between the Government’s inflation target for the following year and predictions of inflation abroad. The width of the band, its midpoint rate and its slope were determined jointly by the Bank of Israel and the Ministry of Finance.

When the diagonal band was first introduced, its slope was 9%, with a limit of 5% above or below the midpoint rate. Since then, the slope has been gradually reduced, and, on December 24, 2001, the lower limit of the band was set at zero at a constant rate of NIS4.1021 to the currency basket. As such, the exchange rate band could no longer be considered diagonal. At the end of 2004, the width of the band was 60.2%, based on the average of the two limits. On June 9, 2005, the exchange rate band was abolished. Consequently, the Bank of Israel discontinued the use of the currency basket as a tool for monitoring or analysis and as of May 1, 2007, the Bank of Israel ceased calculating and publishing the currency basket exchange rate.

The Bank of Israel has sole responsibility for the daily management of exchange rates. Prior to February 1996, it was the practice of the Bank of Israel to use market intervention to maintain the exchange rate near the midpoint of the band. Since February 1996, the policy has been to intervene only to prevent the rate from moving outside the band. Since June 1997, the Bank of Israel has not intervened in the foreign currency market, with the exception of six days near the end of 1997. On March 13 – 14, 2008, for the first time in 10 years, the Bank of Israel intervened in the foreign exchange market, in light of the unusual appreciation of the Shekel during these two days.

Foreign Investments

During the years 2008 – 2009, two opposing trends occurred as a result of the global recession: the first was the trend towards capital imports, derived from the local economy’s out-performance compared to other economies, which had the effect of inducing an appreciation; and the second opposing trend was Bank of Israel’s active capital exports (foreign-currency purchases), intended to moderate the appreciation of the shekel. In 2008, Bank of Israel’s foreign-currency purchases policy created a turnaround in the appreciation trend. The shekel depreciated substantially from June 2008 until May 2009, but the process of appreciation resumed in mid-2009. These currency shifts occurred while the Israeli economy is relatively rapidly recovering from the global recession, and changing its monetary policy to allow global interest-rate spreads and intervene in the foreign-currency market. In August 2009, the Bank of Israel announced that it was moving from fixed foreign-currency purchases to designated purchases, in such circumstances where the shekel exchange rate adjustments do not match the fundamental conditions in the economy. These developments contributed to a growth in private capital imports, which offset the effect that Bank of Israel’s foreign-currency purchases had on the exchange rate.

The global recession had an apparent effect on foreign investments, with sharp decreases in nonresidents’ direct investments in Israel (68%) and in Israelis’ direct investments abroad (84%), compared to a 35% decrease in direct investment flows in the entire world during that period. The sharp decrease in direct investments in Israel in 2009, derived from the fact that most of these investments are directed at export industries, which are highly sensitive to economic turmoil. However, the volume of direct investments as a ratio of GDP in Israel in the years 2007 – 2008, was higher than the worldwide average and even slightly higher than the average in developing countries during those years.

The flow of foreign portfolio investments in Israel resumed in 2009, after falling heavily from the middle of 2008. Foreign investors’ large-scale flee from the TASE in the second half of 2008 was followed by measured purchases in the first half of 2009, which increased during the second half of the year. The rebound in foreign portfolio investments in Israel lagged one quarter behind the upturn in private capital movements in the developing countries. Net foreign investments on the TASE peaked in the third quarter of the year, when prices in the local stock market came close to the record levels recorded before the recession. A comparison of the level of prices at the end of 2009 with those prevailing before the recession (in the first half of 2008), shows that the Tel Aviv 100 index achieved a dollar yield similar to that of the MXEF share index of the emerging markets(1) — countries that also managed to survive the recession relatively intact.

In March 2009, when global markets collapsed, the Government issued $1.5 billion of 10-year bonds in the global capital market. In the second quarter of 2009, another issue, in the amount of $1 billion, reflected the conversion of Teva convertible bonds to stock. Notable developments in the third quarter of the year, while the shekel interest rate hiked, were foreign investors’ purchases of 3-months Treasury bills — ‘Makam’ ($600 million), and purchases of longer term unindexed Government bonds. Purchases on a smaller scale were also recorded in the fourth quarter.

Table No. 23

Average Exchange Rates
(NIS Per Currency Unit)

	2004	2005	2006	2007		2008	2009
Currency
U.S. dollar	NIS4.482	NIS4.488	NIS4.456	NIS4.108		NIS3.588	NIS3.933
British pound sterling	8.205	8.162	8.200	8.219		6.618	6.139
Currency basket	5.057	5.056	5.018	4.775	(1)	—	—
Euro	5.569	5.583	5.592	5.624		5.259	5.469
Japanese yen (per 100 yen)	4.145	4.079	3.833	3.489		3.489	4.205

(1)	Average during the period: January – April 2007

Source: Bank of Israel.

(1)	In May 2010, Israel has moved to the developed economies index. In the future, this could increase the correlation between Israel and the developed economies, and reduce the correlation with the emerging markets.

THE FINANCIAL SYSTEM

Bank of Israel

The Bank of Israel is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supervises Israel’s banking system and issues bank notes and coins. The Governor of the Bank of Israel acts as an economic advisor to the Government. In addition, the Bank of Israel works jointly with the Government in formulating and implementing foreign exchange policy (see “Balance of Payments and Foreign Trade — Foreign Exchange Rates” above). In May 2005, Professor Stanley Fischer assumed office as Governor of the Bank of Israel, and in May 2010 he was approved for a second term.

As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance Government deficits or to lend the Government money to finance its expenditures in any fiscal year, except to provide temporary advances to the Government to bridge seasonal cash flow requirements when expenditures exceed revenues during the fiscal year (provided that the outstanding amount of such temporary advances at any time does not exceed 1.6% of the Government’s current expenditures budget for the year in which the advances are made). Twice a year, such advances are permitted to equal up to 3.2% of the current budget for a period of up to thirty days.

The Government is required to deposit all Government revenues, including proceeds of foreign debt (except for certain earmarked funds deposited with commercial banks), in the Bank of Israel, which is responsible for managing the Government’s foreign exchange reserves. The Bank of Israel is prohibited by law from investing in equity securities or private bonds and is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves are held in securities issued by foreign sovereign issuers.

At the end of 1997, the Prime Minister appointed a committee of outside experts to suggest changes to the Bank of Israel Law, in light of the considerable institutional and economic changes that had taken place in Israel since the Bank was established in 1954 and in light of similar actions taken in many other countries in recent years. The committee submitted its report to the Government in December 1998. In March 2002, the Government submitted to the Knesset a proposal to amend the Bank of Israel Law. The Government’s report proposed modifying the Bank of Israel’s role, making it similar to the role of central banks in other developed economies and establishing the maintenance of price stability as the Bank of Israel’s main objective. Furthermore, in order to improve the policy-making process of the Bank of Israel, the Government proposed establishing a monetary committee within the Bank of Israel, composed of well-recognized and experienced professionals in the fields of finance, monetary policy and macroeconomic policy. In order to minimize any possibility of political interference, the members of the monetary committee would be nominated by an independent panel and chaired by a retired Supreme Court justice. In addition, in order to expand the transparency of its operations, the Bank of Israel would be required to report to the Government and the public on its monetary policy on a regular basis. The Bank of Israel Law passed in early 2010.

Monetary Policy

Since 1985, when the Economic Stabilization Plan was adopted, Israel has made significant progress in stabilizing inflation through effective implementation of monetary policy by the Bank of Israel, and fiscal restraint and trade liberalization by the Government. The primary objective of the Bank of Israel is to insure price stability over time. Another central goal is to promote the orderly functioning of the financial system and its stability. To the extent not interfering with these two objectives, the Bank of Israel strives to support other economic policy objectives of the Government, such as promoting high production rate and high labor participation rate.

The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks and a discount window facility. Auctions for interest-bearing deposits are currently the main tool for implementing monetary policy and are similar to reverse repurchase agreements. The interest rate received by the banks is determined in the auction. Maturities are one week and overnight. In the past, the Bank of Israel injected liquidity using monetary collateralized loans, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. The auction of overnight funds and deposits of various maturities and the rate of interest determined therein is the key determinant of short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows from Government activities and the balance of payments. Through the discount window, Israeli banks can obtain overnight loans to fill temporary funding needs.

In previous years, in order to offset capital inflows, the Bank of Israel operated NIS/USD swaps, absorbing NIS in return for USD for a given period of time. The Bank of Israel ended this practice during the third quarter of 2005.

The Bank of Israel may absorb liquidity by selling non-indexed zero-coupon bills of up to one year maturity (known as “Makam”). Unlike Bank of Israel’s other monetary instruments, these securities are traded in the secondary market and are accessible to all of the investing public. Since the mid-1990s the Bank of Israel has gradually expanded the use of Makam issues as a monetary instrument to absorb excess liquidity in the banking system. The Makam market has advanced in recent years in a manner that enabled the Bank of Israel, since March 2007, also to actively increase liquidity banking system by reducing the issuance of Makam.

At the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15% – 20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. At the time, Israel was one of the first emerging market economies to adopt the inflation-targeting approach to monetary policy as a tool in reducing inflation. Inflation targeting was implemented with some doubt in its first three years (1992 – 1994), but, when actual inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures in order to prevent inflation from reverting to its pre-1992 levels.

The Bank’s tight monetary policy since the fourth quarter of 1994 has been a key factor in attaining the current stable inflation rates. This monetary policy has been part of a three-pronged approach to macroeconomic policy that is designed to facilitate stable economic growth over the long run by promoting monetary and financial stability and by providing a favorable business environment. The other two key features are fiscal restraint and structural reform, with the latter also geared towards spurring economic growth from the supply side.

From the summer of 1997 through the end of 2001, the annual rate of inflation was below 3%, with the exception of the last quarter of 1998 when an international financial crisis led to a significant depreciation of the NIS and a significant one-time increase in price levels spaced over three months. A significant depreciation and an increase in price levels also took place in early 2002.

In August 2000, the Government set inflation targets for future years. For 2001, the target was 2.5% –  3.5%, for 2002, 2% – 3%, and since 2003, it is set at 1% – 3%, a level of measured inflation that is defined as “price stability.” These targets are consistent with the explicit or implicit inflation targets of nearly all other developed countries.

The end-of-year inflation from 2003 (when the inflation target was set at the 1 – 3% band) through 2005 was within the target bound. The 2006 rate was below the annual target and the 2007 – 2009 rates exceeded the target.

The focus of macroeconomic policy on financial stability during past years paid off handsomely during the 1999 – 2001 global crisis and, even more so, during the present global crisis as most financial indicators suggest a degree of stability despite the very significant shocks that hit the economy during that period.

Monetary policy since 1997 has emphasized the inflation-targeting regime, with exchange rate policy effectively having evolved to a free float policy. Until June 1997, the parameters of the upwardly sloping exchange rate band were such that the Bank of Israel was required to frequently intervene in the foreign exchange market to prevent appreciation. Continued intervention was viewed as untenable, and the band was widened considerably with provisions enacted for further gradual widening. These measures have thus far effectively removed the exchange rate constraints on monetary policy, and the Bank of Israel has been able to adjust its key interest rate to meet the inflation target without having to intervene in the foreign exchange market. The perception of risk in the foreign exchange market is now centered on small, day-to-day fluctuations rather than the larger, less frequent ones typical of a more tightly managed exchange rate regime. The current perception is more amenable to creating a more stable financial system. It appears that the policy measures in 1997 sent a signal to the public about the policymakers’ resolve to reduce inflation to levels similar to those in other developed countries.

In June 2005 the NIS/currency-basket exchange-rate band was officially abolished by a joint resolution of the Prime Minister’s Office, the Ministry of Finance and the Bank of Israel. In effect, since mid-1997, with the exception of a few days at the beginning of 1998, the Bank of Israel has not exercised its authority to intervene directly in foreign-currency trading in order to defend the crawling band. Thus, in effect, the exchange rate has evolved freely since 1998. This was somewhat changed in 2008, where the Bank of Israel started implementing a plan to increase its foreign exchange reserves by direct purchases in the foreign-currency market. These purchases were preceded by an ad hoc intervention, during two days in March 2008, in light of the unusual appreciation of the Shekel during these two days.

In the first half of 2002, in light of an ongoing rapid exchange rate depreciation and a subsequent rise in inflation expectations, the Bank of Israel raised the monetary interest rate by 5.3 percentage points, from 3.8% at the end of December 2001 to 9.1% in July 2002. Most of that increase in the interest rate (cumulatively 4.5 percentage points) came in June and July. Following the Government’s decision to adjust the State budget, the upsurge in the exchange rate and prices ceased. During the second half of the year, prices rose by only 0.4% in annual terms. From August 2002 until the end of the year, the Bank of Israel left the interest rate at 9.1% in order to restore price stability. The Bank of Israel lowered the interest rate by 0.2 percentage points in the beginning of 2003, when relevant inflation indicators suggested some improvement. The interest rate was unchanged in February and March 2003, due to deterioration in the inflation indicators in January 2003 and the first half of February 2003. Background indicators began improving in mid-February 2003 contemporaneously with the formation of a new Government, the approval of an economic plan by the Government and the Knesset, the approval of the loan guarantee program by the United States and the temporary cessation of major combat activities in Iraq. These events reduced uncertainty regarding expected yields on local currency-assets, supported continuous capital inflow, lowered the exchange rate and interest rates determined by the markets, and reduced expected inflation.

Against this background, the Bank of Israel accelerated the reduction of interest rates. In April, May and June of 2003, the Bank of Israel cut interest rates by 0.2, 0.3 and 0.4 percentage points, respectively. The interest rate was reduced by 0.5 percentage points in each of July, August and September of 2003. In October, November and December of 2003 the interest rate cuts were 0.4, 0.5 and 0.4 percentage points, respectively. Over the course of 2003, the Bank of Israel reduced interest rates by 3.9 percentage points, from 9.1% in December 2002 to 5.2% in December 2003. In real terms (deducting one-year inflation expectations derived from the capital market), interest rates declined from 7.2% at the end of 2002 to approximately 4.6% at the end of 2003, thereby exceeding the rate of decline of expected inflation.

During the first four months of 2004, the Bank of Israel decided to maintain the interest rate reduction that began in 2003. This decision was motivated by the low level of inflation expectations for 2005 (as reflected by capital market data) in the first quarter of the year, a level that was below the center of the targeted range of inflation. From January through April 2004, the Bank of Israel cut the interest rate by a cumulative 1.1 percentage points. From May to November 2004, the interest rate was unchanged. From December 2004 to February 2005, the interest rate was cut gradually to 3.5%. The interest rate was left unchanged from February through September 2005 due to the absence of clear evidence of a build-up of inflationary pressure. Towards the fourth quarter of 2005, in light of increased indications of the likelihood of the inflation rising above the upper limit of the target range in the course of 2006, the interest rate was gradually increased, reaching 5.25% in June 2006. In August 2006, concerns over a possible rise in Israel’s sovereign risk premium as a result of the Second Lebanon War, led the Bank of Israel to raise the interest rate by another 25 basis points to 5.5%.

In the last quarter of 2006 economic activity recovered from the effects of the war, and returned to the level that had prevailed prior to the onset of hostilities. In addition, the strengthening of the NIS that had started in April 2006 continued and even intensified, concurrently with the falling of world fuel prices. These factors exerted a downward pull on prices, as a result of which the Bank of Israel initiated a series of cuts in interest rate. The rate was reduced by 25 basis points in November and by another 25 basis points in December, bringing the rate at the end of the year to 5%. In the first half of 2007, the NIS continued to appreciate against the USD, which acted to moderate prices. This occurred despite a rapid and sustained growth rate in the last four years. As a result, during this period, inflation reached the lower part of its 1% –  3% target range, and even dipped below it. In 2007, the Bank of Israel cut the interest rate by 50 basis points in January, and by 25 basis points in each of February, April, May and June, bringing the interest rate at the end of the first half of the year to 3.5%.

The second half of 2007 began with a sharp depreciation of the NIS, and despite a subsequent appreciation, other strong forces, such as the steep increase in energy and food prices throughout the world and the economy’s high growth rate, exerted upward pressure on prices. In this period the Bank of Israel raised the interest rate twice — by 25 basis points in each of August and September, reaching a rate of 4%, where it remained till the end of the year.

Monetary policy during 2008 was conducted against the global crisis that began in the summer of 2007 and worsened during 2008. Until September 2008, inflation was above the upper limit of the targeted level concurrent with expectations of a recession in financial and real activity. This background led to frequent changes in the direction of the interest rate, due to frequent changes in the assessment of the scale and timing of economic risks. The interest rate for January was increased by 0.25 percentage points to 4.25 percent; in each of the months March and April it was cut by 0.50 percentage points, and starting from June it was increased by four consecutive steps of 0.25 percentage points each, back to a rate of 4.25 percent. In addition to these steps, the Bank of Israel started implementing a plan to increase its foreign exchange reserves by direct purchases in the foreign-currency market.

From September 2008 onwards, in view of the escalating global crisis and growing signs of a major downturn in real activity, all the considerations employed in interest rate decisions supported sharp reductions in the rate, which was cut to a 2.5 percent at the end of the year.

The rate cuts continued at the beginning of 2009, lowering the interest rate to a new historically low rate of 0.5% in April. As the rate approached its zero bound additional policy tools were required to help the economy cope with the adverse effects of the global financial and economic crisis. Thus, the Bank of Israel extended its foreign-currency purchases program, and also announced in February 2009 that it would start operating in the secondary market of local treasury bonds, so as to directly influence long term interest rates. The Bank also announced a number of operational measures designed to increase the liquidity of the financial system.

In the second half of the year, the monetary expansion had to be adjusted to comply with the improvements in the economic conditions and the rise in the inflation environment, while continue to help the economy recover from the crisis, at a time when central bank interest rates worldwide remained low. In August, the Bank of Israel began to gradually retreat from its exceptional monetary expansion. Bond purchases ceased as planned, the policy of intervention in the foreign-currency market was changed from fixed purchases to case-specific intervention — when unusual exchange rate movements do not reflect fundamental economic conditions, or disorderly conditions prevail in the foreign exchange market — and the interest rate for September was raised to 0.75%. In December, when indications for improvement in the economic environment accumulated, the Bank continued to adjust the interest rate, and raised it to 1.0%, increasing it again in January 2010, to 1.25%.

Table No. 24

Selected Interest Rates(1)

	2005	2006	2007	2008	2009
Short-Term Local Currency to the Public
Line of Credit	8.1%	10.3%	9.9%	9.8%	8.0%
Term Credit	6.0%	7.4%	6.3%	6.1%	3.7%
Average Interest Rate on Daily Commercial Bank Deposits at BOI(2)	3.7%	5.1%	3.8%	3.5%	0.8%
SROs(3)	2.8%	4.1%	3.0%	2.7%	0.4%
Yield to Maturity of 12 month T-bills	4.3%	5.5%	4.3%	3.9%	1.4%

(1)	Percent per annum
(2)	The interest rate on daily deposits auctioned by the Bank of Israel
(3)	Excluding large negotiable SROs (self-renewing overnight local currency interest-bearing bank deposits)

Source: Bank of Israel

Table No. 25

Monetary Indicators

	(Percentage Change over Previous like Period)
	2005	2006	2007	2008	2009
MONETARY AGGREGATES(1)
M1 (in millions of NIS annual average)(2)	43,836	49,836	57,478	65,587	95,811
M2 (in millions of NIS annual average)(3)	331,015	353,094	392,847	419,861	473,298
M1	18%	13.7%	15.3%	14.1%	50.9%
M2	9.0%	6.7%	11.3%	6.9%	13.6%
Public Sector Injection/GDP(4)	-0.2%	-0.6%	-1.6%	-2.4%	-1.9%
Bank of Israel Injection/GDP(5)	1.6%	0.6%	2.3%	-2.4%	-7.7%
NOMINAL INTEREST RATES
SRO(6)	2.8%	4.10%	3.00%	2.70%	0.4%
Unrestricted Credit in Local Currency(1)	6.8%	8.10%	6.90%	6.60%	4.2%
USA$ Interest Rate (average)	3.4%	5.10%	5.20%	2.80%	0.6%
NIS/USA$ (during period)	6.2%	-8.90%	-7.10%	-0.90%	-2.1%
Real Yield to Maturity on 5 Year Bonds Government Indexed	3.0%	3.70%	3.20%	2.90%	1.5%
Nominal Yield on Equities (during period)(7)	33.2%	5.40%	23.30%	-46.40%	78.7%
Nominal GDP	6.0%	7.90%	5.60%	5.70%	5.7%

(1)	Includes mortgage banks.
(2)	Currency in circulation plus demand deposits.
(3)	M1 plus treasury bills and interest-bearing local currency deposits with maturities shorter than 12 months.
(4)	Contributions to monetary expansion. The change observed with respect to past reports is due to the fact that since 1995, the redemption of Government bonds held by the Bank of Israel is no longer considered part of the public sector injection.
(5)	From 1995 includes SWAP transactions, with respect to the redemption of Government bonds held by the Bank of Israel. See footnote (4).
(6)	Self-renewing, overnight deposit.
(7)	Includes convertible securities and warrants. The data have been adjusted for dividend distribution and stock split.

Source: Bank of Israel Banking

Banking Institutions

Banking Systems.  Israel has a highly developed and fairly concentrated banking system. At the end of 2009, there were 24 banking corporations registered in Israel, including 15 commercial banks, two mortgage banks, one financial institution, two joint-service companies and four foreign banks.

The five largest banking groups — Bank Leumi Le-Israel, Bank Hapoalim, Israel Discount Bank, Mizrahi Tefahot Bank and The First International Bank of Israel — constitute approximately 95% of the banking market in Israel. The two largest banking groups (Leumi and Hapoalim) dominate almost 60% of the banking industry. There are only three small commercial banks and all three are unaffiliated with the banking groups. In addition, there are four branches of foreign banks that operate on a diminutive scale — Citibank N.A., HSBC Bank plc, BNP Paribas Israel, and State Bank of India.

The total assets of the five major banking groups increased by 2.8% from the end of 2008 and amounted to NIS1,042.2 billion at the end of 2009. Assets of the banks denominated in local currency increased by 12.4%in 2009, while their foreign currency assets, comprising about 27% of the banks’ assets, continued to decline (8.1% in 2008 and 16.5% in 2009). The sharp decrease in 2009 in the outstanding balances of assets denominated in foreign currency can be partly attributed to the appreciation of the shekel relative to foreign currencies and to the banks’ prudent policies of curbing their exposures to foreign financial institutions and markets that were in the limelight of the financial turmoil in the past two years. The number of domestic bank branches increased to 1,112 in 2009, from 1,071 in 2008.

The Israeli banking system weathered the financial turmoil fairly well in 2009, rebounding from the dismal year of 2008, when net income of the five largest banking groups was a mere NIS205.0 million, escalating to NIS5.3 billion at the end of 2009. Other factors that alleviated the impact of the financial crisis were: the lack of secondary markets in Israel for credit derivative products or structured products trading, the absence of a sub-prime mortgage market, banks were not plagued by a confidence crisis from domestic or foreign investors and had relatively small exposures to the financial institutions overseas that were adversely affected by the crisis. In addition, Israeli banks’ foreign currencies deposits aboard were in a surplus relatively to the funds raised from those foreign banks, so the banks managed to keep good levels of liquidity. The Banks also primarily depended on retail funding rather than wholesale funding from financial institutions.

In 2009, the five largest Israeli banks strengthened their loan portfolio and improved their capital positions in compliance with the Basel II regime. The net return on equity of the Israeli banks reached 8.7% for 2009, compared with 0.35% during 2008. Net profit from non-recurring items was very minimal in 2009 (NIS36 million). Following are the fundamental factors of the rebound and the underlying developments in Israeli banks’ loan portfolio and capital positions:

1)	Israeli banks continued to practice prudent credit policies and exercise a conservative approach to loan-loss provisions. Notwithstanding the rise in annual terms of 0.7% in the GDP during the fiscal year of 2009 (Q4 2009 — 4.8%), the loan-loss provision expense reached NIS5.2 billion and was slightly higher than in 2008, covering 0.7% of the total on-balance sheet loans of the Israeli banks. These figures demonstrate that the banks were cautious and reluctant to lower the provision expense even though the outstanding balance of risk-bearing loans dropped in 2009 by 7.7%, amounting to NIS45.7 billion at year-end 2009 — 6.6% of total loans. The loans classified as non-accruing interest, a category that represents an estimate of loan losses, amounted to NIS9.6 billion, representing a decrease of 7.4% during 2009, which was only 1.4% of the loan portfolio of Israeli banks.
2)	Israeli banks were cognizant of the credit risk that manifests in the various vulnerable industries that are associated with higher credit risk. Commercial real-estate lending, a high risk area, amounted to NIS54.0 billion, comprising less than half of the on-balance sheet real estate and construction lending portfolio of the banks. On the retail side, most of the activity was concentrated in the housing markets, as demand for residential housing was fuelled by the low mortgage interest rates. Residential mortgages ascended a hefty 12.7% during 2009. Although there was an increase recorded, risk-bearing loans in the mortgage sector decreased gradually from 2006 and amounted to about 2% of the mortgage loan portfolio in 2009. The current regulations state that loans in this sector are provisioned against in accordance with the number of months the loan has been delinquent.
3)	The upswing of the financial markets rekindled a surge in asset prices that prevailed in the capital markets, causing an increase in the income generated from the bond portfolio. This constituted a major factor for the increase of 28.7% in the net interest income before loan-loss provision in the banks. One of the larger Israeli banks that had a significant exposure to mortgage related structured bonds not guaranteed by the US government or federal agencies, liquidated this exposure in May 2008. In turn, the bank recorded the full losses in its books during 2007 and 2008. As a result, the net interest income before loan-loss provision in that bank more than doubled compared to 2008.

Subsequently, the profits recorded in non-interest income as the banks’ net gain from redeeming stocks that are categorized as available for sale (and not trading assets), increased by NIS2.5 billion during 2009.

4)	The capital of the Israeli banks increased by 12.5% in 2009, a slight decline of 1% from 2008. The increase resulted from retaining the earnings generated throughout 2009 without distributing significant dividends. In addition, the banks endeavored to buttress their risk capital base, due to the recommendations of the Supervisor of Banks to target 12%, and towards the inception of the Basel II regime.

Conversely, the total risk-based capital ratio reached 13.7% at year-end 2009 (Tier I ratio 8.5%), up from 11.2% (Tier I ratio 7.5%) at year-end 2008. The composition of Tier I capital exhibits a higher quality grade as the Tangible Common Equity Ratio is estimated to reach over 6% in the last two years, due to the small amounts of preferred shares and innovative instruments that were issued by the banks.

5)	The banks curbed their loans to businesses, as total on-balance sheet loans decreased by 1.6%, partly due to the risk premium which remained high during 2009, as the demand shifted to non-bank credit markets due to their buoyant activity. Consequently, the banks were aware of the prudential regulatory modifications pertaining to the need to build liquidity reserves as uncertainty still exists in the markets, and directed funds to more liquid uses (i.e. securities that rose by 11.5% in 2009).

These steps taken by the Israeli banks, primarily the increase in net interest income and in non-interest income resulted in the 2009 net profits of NIS5.3 billion. Net profit from non-recurring items was NIS36.0 million, compared with NIS815.0 million during 2008.

The Supervisor of Banks undertook the following measures in 2009 in order to strengthen the banks’ balance sheets and enhancing the banks’ risk management systems and corporate governance:

a)	Israeli banks adopted a Basel II regime from year-end 2009 and, inter alia, boosted their risk capital to facilitate implementation. The banks implemented the Standardized Approach for credit risk and for operational risk. Under this approach, the total risk based capital ratio for the banks calculated under the Basel II rules reached 13.6%, similar to that of Basel I.
b)	The Supervisor of Banks executed an ongoing vigorous curriculum for the ICAAP and SREP processes, as set by Pillar 2 of Basel II. This entails engaging supervisory resources in analyzing and assessing the banks’ ICAAP and undertaking the SREP as a dialogue between the supervisors and the banks. In this framework, the banks are encouraged to enhance their risk management systems and transparency and to further hone the corporate governance of their board of directors and senior management.
c)	Resources and organization — during 2009, and concurrent with the onset of implementing the Basel II regime, the Banking Supervision Department of the Bank of Israel completed most of the organizational changes and inducted a younger crew of banking supervisors. During 2010, there will be a continuation of the ameliorating supervisory functions, in order to monitor the progress made by the Israeli banks towards the Pillar 2 implementation of the Basel II regime in Israel.

Anti-Money Laundering and Combating Financial Terrorism.  The Anti-Money Laundering Law was enacted in August 2000 and the sections pertaining to the obligations imposed on financial entities took effect on February 17, 2002 (see “Balance of Payments and Foreign Trade — Anti-Money Laundering Law” above). In January 2001, the Governor of the Bank of Israel issued a Prohibition on Money Laundering Order. This Order included requirements regarding identification, reporting and recordkeeping by banking corporations. The regulation regarding Prevention of Money Laundering and Terrorism Financing and Customer Identification (a regulation that has been in effect since 1995) has been amended in light of the declaration of principles of the Basel Committee on Banking Supervision of October 2001 on Customer Due Diligence for Banks. The regulation incorporates directives on customer acceptance policy, management and monitoring of high-risk accounts. The regulation also contains special directives on private banking and correspondent banking accounts.

The Banking Supervision Department of the Bank of Israel conducts on-site examinations on an ongoing basis to determine compliance of banks with anti-money laundering laws and directives. A Sanctions Committee, authorized to impose financial penalties for infractions, commenced operations in April 2003.

In the beginning of 2005, the Prohibition on Terrorist Financing Law went into effect and Israel’s banking directive was modified to include combating terrorism financing. Additional steps in the fight against terror financing were taken in November 2006, when the Knesset approved an amendment to the Prohibition on Money Laundering Order and approved regulations on the Prohibition of Terror Financing. The Prohibition on Money Laundering Order was expanded and now requires financial institutions to check the identification of parties to a transaction against list of declared terrorists and terrorist organizations, as well as obligations to report the type and size of transactions above NIS5,000.0 whenever it involves a high-risk country or territory. The Amended Order also requires credit card companies to identify the parties to transactions, report to the Israel Money Laundering Prohibition Authority and maintain records of transactions.

The Bank of Israel is also taking steps to regulate the business ties between the Israeli banking system and banks operating in areas under the Palestinian Authority, including scrutiny of money transfers and prevention of transfers intended to finance terrorism, as included in a circular sent to the Israeli banks by the Supervisor of Banks in the Bank of Israel in August 2007. In October 2007, the EU Commission (MONEYVAL) examined whether Israel complies with the 49 recommendations of the FATF. In August 2008, it published a report which found that Israel is in compliance with the majority of these recommendations. MONEYVAL’s progress report on Israel from September 2009 stated that significant developments have taken place in Israel regarding AML/CFT from July 2008. The regime in Israel for combating money laundering and terrorist financing is constantly being examined, reviewed and updated, in order to provide solutions to new developments and to the growing sophistication of criminal techniques. This includes legislative modifications in order to strengthen the risk management requirements (including specified requirements regarding the use of credit cards for illegal transactions over the internet).

Privatization.  Israel Discount Bank Ltd. began its privatization process during 2004, and in February 2005, the Government sold its controlling share (26% of the issued share capital of the bank, coupled with an option to purchase a stock package totaling 25% of the issued share capital of the bank). According to the sale agreement, the option was exercisable within a three-year period. In May 2006, the Government sold an additional block of shares totaling 3.06% of Israel Discount Bank Ltd.’s capital with the option, which has since been exercised, to buy an additional 3.03% of the shares. As of June 2006, the State owns 25.0% of Israel Discount Bank Ltd. as the option to purchase the additional 25% of the shares expired. In January 2010, the State sold an additional 5% of the shares, and therefore currently holds 20% of the bank.

As of January 2005, a block of options was exercised, reducing the Government’s holdings in Bank Leumi Ltd. to 34.8%. In March 2005, the Government sold shares totaling 6.5% of Bank Leumi Ltd.’s capital. In July 2005, the State sold 3.5% of the shares of the bank. In November 2005, the State sold a share package of 9.99% with an option to purchase an additional 10.01% of the shares in Bank Leumi Le-Israel Ltd. This option was not exercised due to the buyer’s failure to obtain Bank of Israel’s permit to control the bank. The share package was split between the investment funds so that each holds not more than 5%, in accordance with the Banking (Licensing) Law. As of December 2009, the State owns 11.46% of Bank Leumi Ltd.

Table No. 26

Assets, Liabilities and Equity Capital of the Five Major Banking Groups
(In Millions of NIS)(1)

	2005	2006	2007	2008	2009
Assets
In Local Currency(2)	511,801	534,414	596,570	677,721	761,836
In Foreign Currency	363,702	377,367	364,883	335,557	280,318
Total Assets	875,503	911,781	961,453	1,013,278	1,042,154
Liability and Equity Capital
In Local Currency(3)	531,665	562,850	602,704	668,357	715,044
In Foreign Currency	343,838	348,931	358,749	344,921	327,055
Total Liability in Equity Capital	875,503	911,781	961,453	1,013,278	1,042,154
Equity Capital	47,812	53,490	58,574	57,707	65,151

(1)	The division into local and foreign currency for 2005, 2006 and 2007 was adjusted according to the published financial statement for those years.
(2)	Including non-financial items.
(3)	Including non-financial items, minority interests and equity.

Source: BOI Financial Statements to the Public

Capital Markets

Israel’s capital markets and the laws regulating them are highly developed. The principal regulatory body responsible for administering the Israeli securities laws is the Israel Securities Authority (“ISA”). The ISA’s main function is to protect the interests of investors by overseeing the activities of the TASE, supervising public securities offerings, and mandating disclosure of material information by listed companies by means of publications such as prospectuses, financial reports and other periodic reports. Companies whose securities have been offered to the public in Israel by prospectus or whose securities are traded on the TASE are required to file quarterly and annual reports and certain current event reports with the ISA, the TASE and the Registrar of Companies. The ISA monitors ongoing reports, such as periodic reports that include financial statements, a directors’ report on the status of the corporation’s affairs, and an additional information report, quarterly financial reports and immediate reports, which are filed immediately after the occurrence of certain events that could have a material influence on the corporation or on the price of its securities. These reporting requirements are enforceable by the Israeli courts upon the petition of the ISA, which also has certain powers to direct the TASE to suspend trading of a company’s securities. The ISA also regulates the mutual fund industry’s activities, supervises, licenses and disciplines portfolio managers and investment advisors and conducts investigations into violations of securities laws.

The TASE is the only stock exchange and the only public market for trading securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. Internal regulations include circuit breakers, and 45-minute halting of trade in a company’s securities on the day that the company publishes price-sensitive information, so that the information can be widely disseminated. The TASE has a computerized trading system with real-time information. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertibles, treasury bills, government, corporate and structured bonds, ETN’s, covered warrants and derivatives are traded via TACT, the TASE’s fully automated trading system. The TASE has 29 members (five of them foreign members, including one remote member) and, as of December 31, 2009, 622 companies had equity securities listed on the TASE.

In 2009, Israel’s capital market, like capital markets around the world, began to emerge from the acute crisis it experienced over the past two years. Stock trading in Israel and the world in 2009 was marked by rising prices and accompanied by great volatility. The TASE began its upward momentum approximately two months before positive trends emerged in the major international exchanges. The TA-25 index gained 76%

over the year in USD terms, and remained only 3% lower than its record November 2007 level. This represents the completion of a 105% ascent from its low point of November 23, 2008. The most prominent increase in 2009 was that of the TA-75, which gained 152% over the year. This rise can be attributed to the five-fold increase in the share prices of five companies involved in the drilling of gas fields off Israel’s Mediterranean shoreline.

The General Index of shares and convertible securities (which is comprised of all shares and convertible securities tradable on the TASE) increased in USD terms by 80% in 2009, after a decrease of 46% in 2008 (in USD terms), and an increase of 35% in 2007. As of December 31, 2009, the total market value of all listed equity securities (excluding ETNs) was $189.4 billion, compared with $106.7 billion in 2008. The average daily trading for equity securities (including ETNs) decreased to $432.0 million during 2009, compared with $547.0 million in 2008 and $505.0 million in 2007.

The Dual Listing Law that took effect in October 2000 enables companies listed in United States or England to dual-list on the TASE with no additional regulatory requirements. As of December 31, 2009, there were 56 companies cross-listed on TASE and foreign exchanges.

After liquidating investments of $2.8 billion in the second half of 2008, foreign investors renewed their interest and confidence in the TASE and invested around $1.8 billion throughout 2009.

In June 2009, MSCI Barra announced its decision to upgrade Israel’s capital market from “emerging market” to “developed market” status. The reclassification will take effect in May 2010.

In 2006, a broad reform in the Government bonds market was implemented, with the appointment of 19 primary dealers in the Government bonds market (the “Primary Dealership Reform”). This reform has helped to increase the liquidity and transparency of the capital market, encouraged the entry of international investors into the market, upgraded the trading and clearing systems and promoted the development of diverse derivative fixed income instruments. The Government bond market in Israel is highly developed, and Government bonds account for the vast majority of publicly issued debt securities. In 2009, the Government raised $17.4 billion in the TASE — the largest gross amount raised in the last decade.

In May 2009, a revival in corporate bond offerings began after an 18 months slowdown. The corporate bond market posted impressive gains of 45% in 2009, and the private sector raised $9.3 billion debt capital — 40% more than in 2008, but still 55% lower than the record amounts raised in 2007. As a result of this comeback, the gap between corporate and Government bond yields began to narrow. Government bond prices, which were not affected by the 2008 crisis, rose in 2009 as much as 11%. The rally in bond prices in 2009 was in large part a reaction to their prior sharp fall in Q4/2008 and to the expansionary monetary policy adopted by the Bank of Israel.

In recent years, the role of institutional investors in the Israeli capital markets has increased significantly. The principal types of institutional investors are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2009, assets held by pension funds totaled $92.4 billion, assets held by provident funds and severance pay funds totaled $46.8 billion, assets held by advanced study funds totaled $25.0 billion, assets held by life insurance savings plans totaled $47.4 billion and assets held by mutual funds totaled $35.3 billion.

Gold Reserves

The State has not maintained gold reserves since 1992.

PUBLIC FINANCE

General

The Government’s annual budget covers the expenditures and revenues of the central Government only and does not include the accounts of the National Insurance Institute (“NII”), the National Institutions, local authorities, the Bank of Israel, or surpluses and deficits of Government authorities.

The Budget Process, Limits on Expenditure and Deficit Reduction

The Government’s fiscal year ends on December 31. The Government’s annual budget process generally begins in April of each year when the Budget Department of the Ministry of Finance coordinates budget discussions with the various Government ministries. During August and September, the details of the budget are finalized within the Government. A budget bill, together with supporting data, must be submitted to the Knesset for its approval no later than sixty days before the end of the fiscal year. At the time the Government submits the annual budget to the Knesset, the Government is required by law to submit a three-year projected budget, which is non-binding and does not require Knesset approval. Following discussions on the proposed annual budget at the Finance Committee of the Knesset, with the participation of the relevant Government Ministers and other officials, the Knesset votes on the approval of the annual budget law.

Due to the formation of the new government in March 2009, the approval of the 2009 budget was delayed. In April, an idea of a one-time option of a 2-year (biennial) budget and economic program was proposed to the Knesset, incorporating the years 2009 and 2010. The actual submission of the budget and economic program took place in July of 2009.

In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. This law required that the domestic budget deficit ceiling (excluding credit granted by the Government), as a percentage of GDP, decrease each year during the period between 1993 and 1997, as compared to the domestic budget deficit ceiling (excluding credit granted by the Government) for the preceding year. The amount of the year-to-year decrease was not specified, however, in 1996, the Government submitted a new Deficit Reduction Law, which was subsequently approved by the Knesset in January 1997. This new law contained specific ceilings for the total deficit for each year until 2001, rather than ceilings for the domestic deficit only, as under the previous law. In recent years, the Government submitted amendments to the Deficit Reduction Law, which were approved by the Knesset, with new specific deficit ceilings. Accordingly, the total budget deficit, as a percentage of GDP, was targeted not to exceed 4% in 2004, 3% in each of the years between 2005 through 2008 and 1% from 2009 onwards.

As a result of the global economic downturn and shrinking tax revenues, the government submitted a plan to mitigate the effects of the deficit over the next 5 years to the Knesset. This plan aimed to cap the deficit to 6% in 2009, 5.5% in 2010, 3% in 2011, 2% in 2012, 1.5% in 2013 and 1% from 2014 onwards (the increase of the deficit for the years 2009 and 2010 mainly reflects the operation of the automatic stabilizers).

In amendments to the Deficit Reduction Law, the Knesset approved additional restrictions on Government expenditures. Pursuant to these restrictions, the aggregate Government expenditures (excluding expenditures on hospitals) may not increase by more than 1% (indexed to the CPI) in each of 2005 and 2006 and should not increase by more than 1.7% (indexed to the CPI) from 2007 onwards. Adjusting expenditures upwards is subject to preserving the annual deficit ceiling.

In March 2010, the Government accepted the proposal of the Prime Minister and the Minister of Finance to enact a new fiscal rule calculating a ceiling to Government expenditures, while still maintaining a deficit ceiling. The Deficit Reduction and Budgetary Expenditure Limitation Law (“Expenditure Law”) passed the first reading in the Knesset in March 2010 and was approved by the Finance Committee in April 2010. It is expected to pass the second and third readings in 2010.

The new Expenditure Law is of high importance for maintaining the fiscal stability of Israel, by setting limitations on both the deficit level and the growth rate of Government expenditures. The existing legislation contributed to the reduction of the deficit in the last few years and consequently, to a decline of the debt/GDP ratio, which serves as a key indicator of economic stability. Although the global economic crisis induced a slowdown of domestic economic activity, a decline in tax revenues, an increase in the deficit and a halt in the decline of the debt/GDP ratio, these developments mainly reflect the operation of the automatic stabilizers and were quite moderate in Israel compared with the concurrent developments in the developed countries.

Under the new Expenditure Law, real growth of Government expenditures will be at a rate equal to the ratio between 60% (the medium-term target) divided by the last known debt/GDP ratio, multiplied by the average GDP growth rates during the ten previous years for which the Central Bureau for Statistics has published GDP figures. Hence, the Government expenditure growth rate will be a derivative of the difference between the debt target and “long-term” growth rate. Nonetheless, the new expenditure ceiling will continue to be subject to the declining deficit ceiling, targeting 1% of GDP from 2014 onwards. If the increase in expenditure rate (calculated according to the new ceiling) leads to a deviation from the deficit ceiling, the expenditure growth rate will be reduced accordingly, or Government revenues increased.

The Expenditure Law sets a ceiling that relies on actual figures as opposed to using forecasts, thereby increasing the simplicity, transparency and credibility of the fiscal policy.

Absent an approval of the Knesset, Government ministries may not spend in excess of their respective budgets. However, budgeted amounts not spent by the Government in a given year may, upon notice to the Finance Committee of the Knesset, be spent in the following year. The deficit ceiling established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to Government expenditures is required by law if the actual deficit missed the deficit ceiling due to either Government revenues or actual GDP that was different than had been anticipated. The Government finances its deficits mainly through a combination of local currency and foreign currency indebtedness and some proceeds from privatization.

In 1997, the Government decided to replace the domestic deficit target with a total deficit target. From 1997 through 2007, the total deficit, excluding net allocation of credit, as a percentage of GDP, was 3.2%, 3.1%, 3.2%, 0.7%, 4.2%, 3.6%, 5.4%, 3.6%, 1.9%, 1.0% and 0.0%, respectively. The deficit target was achieved in 2004 despite tax reductions implemented throughout the year. In each of 2005, 2006 and 2007, the deficit was lower than its target by approximately 1%, 2% and 1.6% of GDP, respectively, mainly due to higher than expected revenues and growth in GDP. Due to the economic crisis and decrease in tax revenues, the deficit in 2008 was 2.1%. This was higher than the planned target range of 1.6%, but below the 3% ceiling set in the Expenditure Law. In 2009, the deficit was 5.13%, lower than its original target by approximately 0.9%.

In order to reduce the budget deficit for 2003 and following years, a comprehensive economic plan (the “Economic Plan”), was approved in mid-2003. The first stage of the Israeli Economic Plan of 2003 was initiated in order to stabilize the economy, reverse the economic slowdown in the short term and create conditions that would enable the economy to return to a sustainable growth trajectory. The 2004 budget, which promoted sustainable growth in the Israeli economy, represented the second stage of the Economic Plan. The 2005 budget represented the third step of the Economic Plan and focused on the measures necessary to consolidate growth and improve the standard of living across socioeconomic classes.

Following the implementation of the Economic Plan of 2003 – 2005, the 2006 – 2007 budgets had four stated overarching objectives: establishing growth, strengthening economically disadvantaged groups, making public services more efficient and protecting consumers by weakening public and private monopolies.

The global economic crisis and decrease in tax revenues led the Government to propose a new program named “Stop and Begin Momentum”. The program consists of a two-pronged approach to handling the economy during these times. The first part is to ‘stop’ the effects of the global crisis and the second part is to ‘begin momentum’ in the Israeli economy to once again set it on the path of growth. The program consists of five parts:

1)	Infrastructure and human capital. Accelerate projects in the fields of infrastructure, research and development and support the high-tech industry.
2)	Credit guarantees for banks. Credit for non-banks and exporters. An increase in the credit to medium size businesses.

3)	An increase in the participation rate while decreasing the unemployment rate. Reducing the rates of foreign workers and focusing on increasing the demand for local workers. Enhancing employment motivation in general as well as encouraging diversity (with focus on women employees, particularly mothers of young children).
4)	Structural reforms. In the land authority, electricity market, sea ports etc.
5)	Taxes. The tax rate for individuals will be gradually reduced until the year 2016, to a rate of 39%. Tax rates for corporations will be gradually reduced until the year 2016, to a rate of 18%. The State will take steps to sustain a more efficient tax collection process.

The following table sets forth the Government deficit and its financing. Domestic expenditures constitute all expenditures by the Government made in Israel. Domestic revenues constitute all taxes raised in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. Table 27 presents the gross budget figures, including revenue-dependent expenditures and contributions from the budget to the NII. Table 29 presents the budget net of these expenditures.

Table No. 27

The Budget Deficit and Its Financing
(In Thousands of NIS at Current Prices)

	Actual 2006	Actual 2007	Actual 2008	Actual 2009	2010 Budget
Revenues and Grants
Tax Revenues	177,256,574	192,089,665	184,842,147	178,668,874	184,434,664
Non-tax Revenues	39,240,029	38,754,188	42,465,614	38,046,445	39,417,440
Foreign Grants	12,374,289	10,428,988	10,037,296	7,893,364	9,900,080
Total	228,870,892	241,272,841	237,345,057	224,718,683	233,752,184
Gross Expenditure and Lending
Current and Capital Expenditures	110,309,232	113,453,197	120,510,467	125,627,150	129,870,392
Transfer Payments and Subsidies	76,807,625	81,405,848	85,698,491	91,107,521	89,682,335
Interest Payments and Commissions(1)	35,074,583	34,281,084	33,137,385	33,572,019	38,039,320
Loans	2,567,243	2,113,538	1,947,233	1,445,556	2,503,552
Other Expenditures	6,934,630	6,724,095	5,711,625	6,180,655	12,458,845
Total	231,693,313	237,997,762	247,005,201	257,932,911	272,554,444
Surplus (Deficit)	2,822,241	3,295,079	9,660,144	33,214,228	32,802,260
Financing
Foreign Borrowings(2)	11,745,106	4,644,822	3,910,083	12,108,189	17,006,500
Foreign Loan Repayments	13,574,218	10,426,000	13,026,273	7,661,732	13,405,000
Foreign Financing (net)	1,829,112	5,781,178	9,116,190	4,446,457	3,601,500
Domestic Borrowings	34,444,730	42,913,698	70,324,491	90,499,704	90,540,760
Domestic Loan Repayments	38,825,983	47,686,461	49,808,399	52,928,982	55,840,000
Domestic Financing (net)	4,381,253	4,772,763	20,516,092	37,570,722	24,700,760
Proceeds from Privatization	4,668,758	6,268,393	1,751,563	1,576,995	500,000
Cash Balance of the Government (at the end of period)(3)(4)
Deposits in NIS	1,275,000	1,846,000	1,288,000	10,501,000	N/A
Deposits in foreign currency	7,730,000	8,281,000	8,911,000	10,443,000	N/A
Total	9,005,000	10,127,000	10,199,000	20,944,000	N/A

(1)	Interest payments and commissions are net of amounts attributable to indexation of NIS-linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan repayments.

(2)	Including certain proceeds borrowed under the U.S. loan guarantee program during the 1990s.
(3)	Includes the accounts of NII.
(4)	Changes in cash balances of the Government result also from activities not included in the budget.

Sources: Ministry of Finance, Bank of Israel and Israeli Financial Government Report.

Taxation and Tax Revenues

In 2008, the Israeli total tax burden was 34.3% of GDP, compared to 36.8% in 2007.

As of 2010, Israel has a progressive personal income tax with a top rate of 45%, supplemented, up to a ceiling, by a 17% health and social security tax (including the employer’s contribution) and a 25% corporate tax rate. Indirect taxes consisted primarily of a 15.5% V.A.T in 2008. In 2009, the V.A.T. was raised to 16.5% and in January 2010, it was lowered slightly to 16.0%. In January 2011, the V.A.T. will again stand at 15.5%. In addition, a high purchase tax is levied on cars, alcohol, fuel and cigarettes. All imports from the European Union and the United States are duty-free, whereas customs are applied on selected imports from other countries.

In recent years, further changes to the tax system were adopted to integrate Israel into the global economy. As part of this policy, customs duties on imports continued to decline. Israel has signed free trade agreements which lowered customs duties on imports with the United States and the European Union and the EFTA countries, as well as with Canada, Turkey and Mexico.

On January 1, 1995, a double taxation treaty with the United States went into effect. This treaty governs the income taxation of residents of the United States or Israel who conduct business or otherwise derive income in the other country subject to the treaty jurisdiction. Among other things, the treaty provides for reduced rates of withholding tax on certain non-business income, such as dividends, interest, and royalties that is sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.

Since January 2003, Israel has implemented several comprehensive multi-year reforms of the direct-tax system. These reforms will gradually reduce the basic rates of corporate taxation from the 36% tax rate in 2003 to 18% in 2016. The maximal marginal rates in turn, will be reduced from the 50% rate in 2003 to 39% by 2016.

There are no local taxes on the income of individuals and corporations, and there are no excess-profits or alternative minimum taxes. Real-estate transactions are generally taxed on real profits basis, as well as by a turnover tax which varies according to the amount of the transaction. In recent years there was a significant reduction in the taxation of dwellings. Local authorities charge municipal tax according to the size of the property, its location and uses.

Table No. 28

Government Taxes
(In Billions of NIS at Current Prices)(1)

	Actual 2006	Actual 2007	Actual 2008	Actual 2009
Income tax	86.9	90.6	81.0	72.3
Value added tax	57.0	61.4	64.5	68.0
Other	34.2	38.9	38.6	38.2
Total	178.1	190.9	184.1	178.5

(1)	Not including social security contributions, local authorities’ taxes and V.A.T on defense imports.

Source: Ministry of Finance.

Table No. 29

Government of Israel Statement of Net Expenditures
(Excluding Capital Expenditures)
(In Millions of NIS at Current Prices)

	Actual 2006	Actual 2007	Actual 2008	Actual 2009	2010 Budget
Government Expenditures
Government Administration	25,642	26,382	28,471	32,239	33,340
Local authorities	4,043	4,144	3,865	3,870	2,936
Defense	51,737	53,580	48,322	55,368	49,159
Social services	79,049	83,757	86,406	93,164	98,040
Economic services	6,728	7,011	7,740	7,964	7,641
Interest payments	35,048	34,264	34,523	33,568	38,017
Credit subsidies	27	16	25	4	22
Reserves	—	—	5,343	—	5,041
Total expenditures (other than capital expenditures)	202,273	209,154	216,478	226,177	234,195
Development and Capital Account Expenditures
Development expenditures (including repayments of debt)	69,590	75,493	85,040	80,659	91,093
Repayments of debt	59,087	64,696	72,674	67,973	76,768

Source: Ministry of Finance

Government Budget Proposal for 2010

The original State budget for 2010 is NIS325.3 billion and the deficit ceiling for 2010 is 5.5% of GDP. The gross Government expenditures (excluding payment of principal) are to be NIS2456.0 billion. These expenditures (excluding payment of principal) are to be 32.8% of the originally projected 2010 GDP.

Budget Framework.  The main components of the 2010 budget are the Government budget adjustment as required according to the total Deficit Reduction Law and the Sum of the Government Expenditures Law, the new “Stop and Begin Momentum” program that deals with the results of the global economic crisis and decreases in tax revenues, high investment in infrastructure, education and defense and further strengthening of disadvantaged social groups.

Increased Infrastructure Investment.  In the 2009 budget, NIS17.4 billion was been allocated to investments in infrastructure. That included allocations for developing the railway network throughout the country and promoting the construction of access roads to the Cross-Israel Highway. Over the next several years, this investment is expected to play a crucial role in accelerating economic activity and shortening distances between the central and peripheral areas of the country.

Reform in the Labor Market and Streamlining of Transfer Payments.  In recent years, the Government adopted a social economic agenda with the key goal of stimulating employment as a way to reduce poverty and encourage education. To support this agenda, the Government promoted a nationwide welfare program entitled “Orot Leta’asuka”, operating on a pilot format from August 2005 through April 2010. As part of the pilot program, job centers were opened in four regions in the country to assist the unemployed and equip them with the tools required to integrate into the job market, thereby decreasing their dependence on unemployment benefit support from the state. The program’s effect on the labor market was monitored by a public committee, which has recommended the deployment of the program throughout the country, and assessed by an independent research institution, which found the program highly effective.

Tax Reform.  The tax reform program was approved by the Knesset in June 2002 and took effect in January 2003. The reform includes labor tax reductions, capital income taxation, the abolishment of certain tax exemptions, global taxation and incentives for capital investments and particularly investments in the high-tech sector. The measures approved as part of the tax reform are expected to facilitate the creation of a more equitable tax system, stimulate employment and economic growth and enhance Israel’s further integration into the global economy.

In July 2005, the Knesset approved some amendments to the program, to be implemented from 2005 to 2010, which include an accelerated implementation of the direct tax reform, an additional reduction of the tax on labor to a maximum rate of 44%, a reduction of the V.A.T. to 16.5%, a gradual reduction of the corporate income tax to 25%, and an increase and equalization of tax rates on the capital market.

In June 2006, the Minister of Finance decided to further reduce the V.A.T. to 15.5% effective July 1, 2006. Due to the economic downturn, in July 2009 the V.A.T. was increased by 1.0% to 16.5% for a limited period of 18 months. As the Israeli economy began to recover, the V.A.T. was lowered to 16.0%, in January 2010. After the lapse of the 18-months period in July 2011, the V.A.T. is due to revert to its original level of 15.5%.

In the 2009 – 2010 budget, a new multi annual tax program for the period of 2009 – 2016 has been established. The new program continues the reductions of direct taxes on individuals (to a maximum marginal rate of 39% in 2016) and of corporate taxation (to 18% in 2016). The tax rates for individuals in 2010 and 2011 are currently ranging up to 45% (the highest personal tax bracket). According to the program, top tax rates for individuals will decline by 1% per annum for 2012 – 2015. A final 2% reduction in 2016 will reduce the maximum tax rate to 39%. The corporate tax rate will also be reduced by 1% per annum for 2011 – 2015. A final 2% reduction for 2016 will reduce the tax rate to 18%.

The 2009 – 2010 budget also includes some important reforms regarding income and corporate tax, environmental tax incentives (including excise relief for cleaner vehicles) and more simple and accurate models for taxation of alcoholic beverages. On the other side, the tax program cancels several tax exemptions and thus broadens the tax base, including reduction in permitted tax-free private import of cigarettes (effective May 2010) and increased excise duty on cigarettes and tobacco. Moreover, starting from 2010, the imputed taxes on the income from private use of a company car will be increased, and calculated as a percentage of the car’s price instead of fixed amounts in 7 price groups.

The budget also includes a reform of V.A.T. filing, providing for an online system requiring detailed reporting of all sales and inputs of V.A.T. transactions, directly to the Tax Authority. The system enables a crosscheck of input invoices claimed by V.A.T. dealers against the sale invoices reported by suppliers. In this way, it will be possible to detect frauds almost immediately. The V.A.T. online reporting system will be implemented gradually throughout 2010 – 2012.

The 2009 – 2010 budget added an amendment to the Law for Encouragement of Capital Investments, allowing companies producing components for renewable energy to be eligible for tax incentives.

Local Authorities

Local authorities in Israel include 76 municipalities, 124 local councils, 55 regional councils and two industrial councils. The local authorities are obligated by law to provide a number of basic social services. Local authorities generally finance the provision of such services through local taxes (primarily taxes based on the use of property) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing, while less financially sound local authorities may receive supplementary grants from the Ministry of the Interior. As of December 31, 2009, the total outstanding debt of the local authorities was approximately NIS14.2 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and for specific purposes, such as social services or education. The Government currently retains authority to approve changes in the level of taxes imposed by local authorities. The aggregate deficit of all local authorities in 2009 was approximately NIS5.0 billion. The Government transfers to the local authorities in 2009 totaled approximately NIS 14.3 billion.

Social Security System

National Insurance Law.  Under Israel’s National Insurance Law, the National Insurance Institute of Israel (NII), an independent institution, provides a wide range of social security benefits, including old age pension benefits, unemployment insurance, long-term disability payments, workers’ compensation benefits, maternity support benefits and child support payments. In 2009, total expenditures by the NII were NIS54.6 billion as compared with NIS48.9 billion in 2008 (these include payments made to the NII from non-contributory benefits). The NII funds its expenditures using the proceeds of social security taxes paid by employers and employees, transfer payments from the Government pursuant to the National Insurance Law and interest income on deposits representing surpluses from previous years. The NII also receives separate funds for non-contributory NII benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2009, the Government’s transfer payments to the NII and the Government’s share of the NII provision for non-contributory payments totaled NIS 16.7 billion and NIS10.1 billion, respectively. The aggregate amount of Government transfer payments to the NII in the 2010 budget is NIS27.2 billion, compared to an actual total Government transfer of NIS26.5 billion in 2009.

Health Care.  Israel has an advanced medical system, with four public health insurance organizations and a ratio of one doctor for approximately every 220 people. A health care tax, which varies based on gross salary and averages 4.2% of an individual’s gross salary, funds a portion of health care benefits, with the remainder funded by the Government. In 1997, the Government enacted legislation in order to enhance efficiency in the health care market. The legislation expands the flexibility, authority and responsibility of the health funds and gives them incentives to make their services more efficient. Additional changes relate to the reduction of systematic redundancies and the introduction of bookkeeping arrangements among agencies in the system. These changes are aimed at improving savings and efficiency. In 1998, due to long waiting periods for surgical operations, new health care corporations were established. These corporations operate the Government-owned hospitals beyond regular operating hours. Each hospital is given a share of the income from the fees that are paid by patients to the health care corporations in return for the use of the hospital’s facilities.

In 2002, after approval of new regulations by the Knesset, the Government started to regulate the financial relations between the health care corporations and the hospitals. The Government developed an arrangement that would allow patients to choose any physician that works in a Government-owned hospital. In 2004 the Knesset decided to authorize the sale of non-prescription over-the-counter drugs in places other than pharmacies. This reform was implemented in May 2005.

In 2007, the Government enacted legislation designed to decrease the share of private health expenditures in the total expenditures on health. This legislation restricts health insurance organizations from including expensive life-saving medications as part of their supplementary insurance plans. In addition, this legislative act provides that life-saving medications should be supplied exclusively by basic health insurance plans, provided by the health insurance organizations.

In 2009, the Government enacted legislation transferring the responsibility for health care cases involving traffic accidents, from private mandatory insurance to the health insurance organizations.

In 2010, the Government intends to transfer responsibility for psychiatric and public health services to the health insurance organizations, to convert some of the Government-owned hospitals into non-profit self-managing hospitals and to decrease hospitals’ expenditures on medical malpractice insurance. In addition, the Government intends to improve the allocation of the government health care budget amongst health insurance organizations. These structural reforms are expected to make the Israeli health system more effective, to decrease the Ministry of Health’s involvement in providing services and to increase its regulatory authority.

In 2010, the Government’s health care budget will be approximately NIS34.0 billion. Health care expenditures (including expenditures by the public) were 7.9% of Israel’s GDP in 2008.

Pension Funds

Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the accumulation of retirement savings and provision of retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make contributions to the pension fund. At retirement age, or at the time of another insurable event, the employee, or his survivors become entitled to receive pension payments.

There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive plan of recovery for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new participants, but existing participants would continue to be covered under the existing plans for the life of such plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.

As of May 2003, the estimated actuarial deficits of the older pension funds were NIS109.0 billion. In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds in order to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age.

As of December 2009, Government obligations under this plan stood at NIS93.5 billion over the next 30 years. In 2009, the Government transferred NIS5.1 billion from the State budget to the older pension funds that had actuarial deficits. The funds will make up the remainder of the deficit by adjusting members’ benefits. Steps taken to adjust members’ benefits include Government-mandated uniform regulations for all funds, including a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management.

In addition, the Government ceased issuing certain types of designated Government bonds in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in designated Government bonds. In order to ensure professional and responsible management of the funds, a Government committee appointed new managers for the pension funds with actuarial deficits in June 2003. These new managers have replaced the existing managers, who had been appointed by the Histadrut. In January 2004, a Memorandum of Understanding between the Minister of Finance and the head of the Histadrut was signed, completing the pension reform process as a cooperative effort among the Government, the Histadrut and employers.

In December 2004, the Minister of Finance approved a procedure for the transfer of financial aid to the older pension funds that had been actuarially balanced, based on their assets. The financial aid was needed due to the aforementioned changes in the issuance of Government bonds.

As of December 31, 2009 the total long-term investments totaled NIS598.0 billion, of which NIS70.0 billion is invested in new pension funds, NIS187.0 billion is invested in old pension funds, NIS181.0 billion is invested in life insurance policies and NIS160.0 billion in provident funds.

An agreement signed between the Histadrut and the Economic Organizations Coordination Bureau provides that as of January 1, 2008, employers must provide a defined contribution pension plan for all employees.

During 2007 and 2008 two reforms dealing with long-term pension saving plans were implemented with a view to expanding consumer choice and competition, while ensuring that all employees enjoy a decent income during retirement. First, funds saved in provident funds after 2008 may only be withdrawn as an allowance during an employee’s retirement years and not as a one-time disbursement. The second reform allows unrestricted transfer of pension money among different saving vehicles and funds.

The actuarial liabilities of the Government with respect to pension benefits payable under this plan were approximately NIS454.0 billion as of December 31, 2009.

According to an agreement between the Government and the workers union, new government employees will not participate in the existing unfunded pension plan, instead, the government will make contributions on behalf of such employees to the new, fully funded plans, chosen by each employee. Current pensioners and employees who were included in the former plan, prior to the effective dates of the agreement (i.e., prior to 2003/2004), will remain included in the former plan and will continue to accumulate benefits according to that plan.

The basic terms of the plan are:

1)	The basic salary will be the final salary.
2)	Pension rate will be 2% per year of employment, subject to a maximum of 70%.
3)	The pension age is 67 (subject to certain conditions, earlier retirement is possible).
4)	The plan provides benefits to employees’ survivors and due to disability.

New government employees will be entitled to severance pay of 2.33% of their annual salary for each year of employment.

PUBLIC DEBT

General

Public sector debt (“public debt”) in Israel consists of the local currency and foreign currency debt of the public sector. Net public debt as of December 31, 2009 was NIS526.1 billion (69.4% of GDP), of which NIS116.5 billion was net foreign currency debt. As of December 31, 2008, the net public debt was NIS461.2 billion. Following four years of increases, in 2005 net public debt as a percentage of GDP began to decline and continue declining until 2007, marking a return to the pre-2001 trend. The net public debt increased during 2008 and 2009. The main factors that contributed to the increase of the net public debt in 2009 were the high Government deficit (4.9%), and the borrowing of NIS10.0 billion in excess of the Governments financing needs for 2009.

Table No. 30

Net Public Debt(1)
(In Billions of NIS at End-of-Year Current Prices)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Local Currency(2)	346.3	368.5	416.4	444.7	464.9	468.6	459.3	459.3	514.7	642.6
Foreign Currency(3)(4)	17.9	18.1	18.2	18.1	21.2	15.5	11.4	8.5	-53.5	-226.5
Total	364.1	386.6	434.6	462.9	486.0	484.1	470.7	460.5	461.2	526.1

(1)	The net public debt includes the debt of the local authorities, except the local authorities’ debt to the central government.
(2)	In 2008, the domestic net public debt increased in real terms (at end-of-year 2008 constant prices) by 20.01% to NIS618.405 billion.
(3)	External public debt equals the Government’s foreign currency liabilities less foreign exchange reserves.
(4)	Foreign currency debt, for this purpose, does not include nonresidents’ holdings of NIS-denominated Government bonds issued in the domestic market and does include residents’ holdings of foreign currency-denominated Government bonds issued in the global market.

Source: Bank of Israel.

Table No. 31

Ratio of Net Public Debt to GDP
(Percent of Year End GDP at End-of-Year-Prices)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Local Currency	66.7%	73.4%	77.9%	83.7%	81.4%	76.2%	71.3%	64.4%	70.7%	84.8%
Foreign Currency(1)	3.4%	3.6%	3.4%	3.7%	2.5%	1.8%	1.2%	1.2%	-7.3%	-15.4%
Total	70.2%	77.0%	81.3%	87.1%	85.2%	78.7%	73.0%	65.6%	63.4%	69.4%

(1)	Foreign currency public debt equals the Government’s foreign-currency denominated liabilities less foreign reserves (change in foreign reserves less repayment of principal).

Source: Bank of Israel.

Domestic Public Debt

Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as the Government debt plus the debt of local authorities less the liabilities of private sector debtors to the public sector. The net public debt includes debt of local authorities, but excludes their debt to the Government. In 2009, the domestic net public debt was NIS571.0 billion, as compared with a domestic net public debt of NIS514.3 billion in 2008.

The domestic public debt is comprised of transferable and non-transferable debt, which is raised through issues of bonds denominated in NIS. Nontransferable debt is issued to financial institutional investors in Israel under set terms based on long-standing arrangements. In recent years, the size and share of nontransferable debt as a portion of the total domestic debt have decreased, mainly due to the reduction of designated bonds issuance to pension funds (see “Public Finance — Pension Funds” above).

In recent years, the Ministry of Finance took some major steps in order to increase the transferability and liquidity of its bonds. Between 1995 and 2009, the CPI-linked component in the overall domestic transferable debt decreased from 81.0% to 43.1%, and the USD-linked component decreased from 10.1% to 0.1%. Correspondingly, the Ministry of Finance reduced the number of issued bond series and increased their average size. As a result, the number of traded bond series fell sharply, from 265 in 1992 to only 37 at the end of 2009.

Table No. 32

Annual Local Currency Government Debt Issuances
(Gross Proceeds in Billions of NIS)

	2005	2006	2007	2008	2009
Total Issuances
Tradable	32.2	29.9	31.1	53.0	82.3
Non-Tradable	3.8	4.4	4.6	4.2	7.9
Total	36.0	34.3	35.7	57.2	90.2
Average Maturity (years)
Tradable	9.9	9.6	11.1	7.6	7.7
Non-Tradable	13.1	14.0	13.1	13.4	13.7
Total	10.6	10.2	11.4	8.0	8.3

Source: Ministry of Finance

External Public Debt

Except as otherwise specified, and only for the purpose of the statistical data contained herein, Israel’s gross external debt is defined, in compliance with the International Monetary Fund definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). For this purpose, public sector includes the government, the Bank of Israel and the National Institutions (i.e., The Jewish Agency). The data does not include currency swap transactions.

The Government is the principal public sector borrower. In 2009, the public sector’s share of Israel’s gross external debt was 32.4%, a slight decrease from the 32.5% level of 2008 and the 35.0% level of 2007. The share of the Government’s gross external debt of its total debt was 19% at the end of 2009, compared to 21.7% in 2008, 26.4% in 2007, 26.4% in 2006 and 26.2% in 2005.

Total public sector external debt in 2009 was $29.2 billion compared with $28.7 billion in 2008, $31.9 billion in 2007 and $33.4 billion in 2006. The total public sector external assets for those same years, starting with 2009, were $61.2 billion, $43.0 billion, $29.1 billion and $29.7 billion, respectively. The net external debt of the public sector, defined as the public sector external debt less foreign assets of the public sector, decreased in 2007 to $2.8 billion from $3.7 billion in 2006. In 2008, the net public sector external debt amounted to $-14.8 billion, and in 2009 further decreased to $-30.1 billion.

As a percentage of GDP, net public sector external debt as of December 31, 2009 was negative 4.0%. This level reflects a slight decrease compared to the negative 2.0%, 0.0% and 1.0% levels at the end of 2008, 2007 and 2006, respectively. The levels in recent years represent a sharp decrease from the peak of 55% in 1985. Furthermore, the average maturity of the net external debt has lengthened in recent years and the annual cost of servicing such debt has also declined in both absolute and relative terms.

As of December 31, 2009, approximately 86% of Israel’s public external debt was denominated in USD, approximately 10% is denominated in euros and approximately 4% is denominated in other currencies.

Israel’s access to external funding has broadened increasingly over the past decade. From the mid-1980s to 1992, the major source of external net borrowings by the Government was State of Israel Bonds organization (“Israel Bonds”), with the remainder coming from foreign governments, international institutions and foreign banks. Israel Bonds raises capital through the following four organizations: Development Corporation for Israel, Israel Bonds International, Development Company for Israel (UK) Ltd. and Canada-Israel Securities Limited. Bonds and notes issued through Israel Bonds are not freely transferable. Israel Bonds has proven to be a reliable and important source of financing for Israel, particularly under adverse circumstances, because many purchasers are individuals and institutions, including the worldwide Jewish community that has an interest in Israel. Israel expects to continue to issue bonds through Israel Bonds in the future.

By 1991, the annual amount raised by the Government through the sale of State of Israel Bonds reached an average of $1.0 billion per year. On December 31, 2009, the outstanding balance of bonds and notes issued through Israel Bonds was $8.17 billion, representing approximately 28% of Israel’s total public sector external debt. In 2009, the total funds raised through Israel Bonds amounted to $1.205 billion, a decrease from the 2008 total of $1.440 billion.

From 1993 through 1998, the main source of external borrowings by the Government was the U.S. loan guarantee program. The U.S. loan guarantee program provided for the guarantee of up to $10.0 billion (subject to certain deductions) in principal amount of loans to Israel during U.S. government fiscal years 1993 through 1998. Under the program, the United States guaranteed all payments of principal and interest on bonds issued by Israel.

During 1998, Israel completed its borrowings under the first U.S. loan guarantee program. Israel borrowed a total of $9.3 billion under this program through the issuance of guaranteed notes having various terms, interest rates and maturity.

In April 2003, the United States approved a new loan guarantee program that provided for the guarantee of up to $9 billion (subject to certain deductions) in principal amount of loans to Israel during U.S. government fiscal years 2003 through 2005, with the unused balance available for financing in 2006. In 2005, the program was amended to permit financing through the end of United States fiscal year 2008, and in 2006 it was extended until 2011 (with an option for an additional year). Under the program, the United States issues guarantees with respect to all payments of principal and interest on bonds issued by Israel. The aim of the program is to support Israel’s comprehensive economic program and to create conditions for higher and sustainable growth. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program. Under the loan guarantee program, between September 2003 and November 2004 Israel issued notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004. As of May 2010, up to $3.8 billion (subject to certain deductions) remains available under loan guarantee program.

During 2009, Israel borrowed a total of approximately $2.9 billion in foreign currency debt, out of which approximately $1.2 billion from the Israel Bonds Program, $1.5 billion from the global market issuance and about $200.0 million from a European Investment Bank loan.

At the end of 2009, 66% of the external public debt was transferable, similar to the 64% ratio of transferable debt at the end of 2008.

Credit Rating

Standard & Poor’s upgraded its ratings in November 2007 for the Government of Israel’s long-term local currency from ‘A+’ (A plus) to ‘AA-’ (AA minus), and long-term foreign currency from ‘A-’ (A minus) to ‘A’ (A flat). The short-term local and foreign currency ratings are both ‘A-1’. Standard & Poor’s outlook for Israel is “Stable”.

Moody’s Investors Services upgraded its ratings for the Government of Israel’s long-term foreign and local currency bonds from ‘A2’ to ‘A1’ in April 2008. The State of Israel’s country ceiling for long-term foreign currency debt of ‘Aa1,’was affirmed as well as the P1 short term foreign currency rating. Moody’s outlook for Israel “Stable”.

Fitch Ratings’ Issuer Default rating for the State of Israel was upgraded in February 2008. The current rating is ‘A+’ (‘A plus’) on the long-term local currency, ‘A’ (A flat) on the long-term foreign currency and ‘F1’ on the short-term foreign currency. Fitch’s outlook for the State of Israel is “Stable,” and the country’s ceiling for bonds is ‘A+.’

All three credit rating agencies visited Israel in 2009 and reaffirmed their previous ratings.

Table No. 33

Outstanding Public Sector External Debt
(In Millions of Dollars)

	2005	2006	2007	2008	2009
Public Sector External Debt(1)
Foreign governments & international institutions	2,229	2,084	1,998	1,776	2,802
Negotiable bonds guaranteed by the U.S. government	14,681	14,472	14,112	13,526	12,985
Negotiable bonds – unguaranteed	3,942	6,749	5,916	4,327	6,380
State of Israel bonds	9,976	9,981	9,819	8,461	8,497
Other	340	109	103	101	477
Total	31,168	33,395	31,948	28,190	31,141
Total public sector external assets	28,772	29,675	29,104	43,012	61,247
Net public sector external debt	2,396	3,720	2,844	-14,822	-30,106

(1)	Includes accrued interest

Sources: Ministry of Finance, Bank of Israel.

Israel’s major sources of foreign currency financing have been low-cost, long-term debt backed by guarantees of the United States and bonds and notes issued through Israel Bonds. Consequently, the majority of Israel’s outstanding public sector external debt was issued at favorable interest rates with a maturity of 10 years or more. However, since 2005 Israel has been issuing foreign currency debt with shorter terms than in the past and has increased the levels of financing in international financial markets without United States guarantees.

Table No. 34

Forward Amortization of Public Sector External Debt — Principal Payments
(In Millions of Dollars)(1)(2)

	Debt Outstanding as of: 31.12.09	2010	2011	2012	2013	2014	2015 Onwards
US government (USD)	659	86	87	85	93	94	213
Other foreign governments and international institutions	2,143	103	42	42	42	42	1,873
of which USD(2)	1,515	28	—	—	—	—	1,488
of which Euro	627	76	42	42	42	42	385
Negotiable bonds guaranteed by the US government (USD)	12,958	530	485	393	307	248	10,996
Negotiable bonds – unguaranteed	6,380	1,773	157	136	460	383	3,471
of which USD	1,943	530	21	—	324	247	821
of which Euro	1,081	-49	—	—	—	—	1,130
of which Yen	—	—	—	—	—	—	—
of which Sterling	162	—	—	—	—	—	162
of which NIS	3,194	1,292	136	136	136	136	1,359
State of Israel Bonds	8,497	2,388	853	1,414	1,013	1,114	1,715
of which USD	7,888	2,207	786	1,292	970	1,043	1,590
of which $Can	470	93	65	77	40	71	121
of which Sterling	6	5	1	—	—	—	—
of which Euro	134	83	1	44	3	0	3
Foreign Banks and Others	477	179	4	79	4	17	194
of which USD	250	175	—	75	—	—	—
of which Sfr	21	3	4	4	4	4	2
of which Euro	206	—	—	—	—	13	191
of which Yen	—	—	—	—	—	—	—
Total public sector	31,114	5,060	1,627	2,149	1,918	1,898	18,461

(1)	Data include accrued interest (excluded in the interest payments table)
(2)	Mainly SDRs (recorded as USD)

Sources: Bank of Israel and Ministry of Finance calculations.

Table No. 35

Forward Amortization of Public Sector External Debt — Interest Payments
(In Millions of Dollars)(1)

	Total Forecasted Interest Payments	2010	2011	2012	2013	2014	2015 Onwards
US government (USD)	112	29	24	20	15	10	14
Other foreign governments	75	11	10	10	9	8	27
of which USD	—	—	—	—	—	—	—
of which Euro	75	11	10	10	9	8	27
Negotiable bonds guaranteed by the US government (USD)	9,016	777	776	812	856	869	4,926
Negotiable bonds – unguaranteed	1,223	155	145	145	135	118	525
of which USD	709	105	94	94	84	68	264
of which Euro	236	39	39	39	39	39	39
of which Yen	—	—	—	—	—	—	—
of which Sterling	278	11	11	11	11	11	222
of which NIS	—	—	—	—	—	—	—
State of Israel Bonds	587	95	81	160	95	87	70
of which USD	459	77	52	127	72	74	57
of which $Can	121	15	28	29	22	13	13
of which Sterling	—	—	—	—	—	—	—
of which Euro	6	2	1	3	0		0
Foreign Banks and Others	168	9	9	74	9	8	60
of which USD	65	—	—	65	—	—	—
of which Sfr	2	1	1	0	0	0	0
of which Euro	101	8	8	8	8	8	60
of which Yen	—	—	—	—	—	—	—
Total public sector	11,181	1,077	1,045	1,219	1,118	1,100	5,621

(1)	Data exclude accrued interest (included in the principal payments table)

Sources: Bank of Israel and Ministry of Finance calculations.

Government Guarantees

In certain cases, the State may issue financial guarantees of third-party obligations if the Government determines that the issuance of such guarantees is in the best interest of the State. These guarantees are generally made on a secured basis and require the payment of a fee to the State. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate obligations issued under such guarantees may not exceed 10% of the total budget expenditures of the same year. Government guarantees fall into three general categories: (i) guarantees to support economic activities, including encouragement of capital investment; (ii) special guarantees to support Government-controlled entities, particularly those in the defense sector and the Israel Electric Corporation Ltd., or to support other enterprises or activities on a case-by-case basis; and (iii) guarantees given to support foreign trade made through the Israel Export Insurance Corporation Ltd. (ASHR’A), a Government-controlled company that provides export guarantees, guarantees against foreign political and commercial risks on a transaction-by-transaction basis and direct guarantees for certain large individual transactions, particularly those involving military equipment. These guarantees, fees and other receipts associated with them are included in the national accounts but, other than some of the guarantees listed in clauses (i) and (ii), are not part of the Government’s annual budget.

As of December 31, 2009, approximately $1.0 billion in Government guarantees were outstanding.

The following table sets forth the outstanding Government guarantees of third-party indebtedness by category.

Table No. 36

Government Guarantees
(as of December 31, 2009 — millions of NIS)

		2009		2008
Category	Grouping(1)	Effective Limit of the Program	Exposure	Exposure
International Trade	iii)	9,892	1,703	2,091
Israel Electric Corporation Ltd.	i)	1,517	1,517	6,308
Construction	i)	431	231	240
Pension	ii)	202	202	274
Medium Business Fund	i)	60	60	—
Hotels	i)	20	20	34
Total	—	12,122	3,733	8,947

(1)	Refer to first paragraph for detail relating to categories i, ii and iii.

Source: Financial Report of the Ministry of Finance

DEBT RECORD

Israel has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION

Foreign Currency Debt of the Government of Israel
(Debt Outstanding as of December 31, 2009)

	USD	CAD	EURO	GBP	CHF	Total
State of Israel Bonds	7,593	473	133	6	0	8,205
Loans from Foreign Governments	1,221	0	874	0	21	2,116
Tradable bonds guaranteed by the US Government	12,980	0	0	0	0	12,980
Sovereign bonds – unguaranteed	3,144	0	1,089	164	0	5,929
Total						29,230

Source: Ministry of Finance

Loans from the Government of Germany

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2009 (In Millions)
2.0	Nov. – Dec. 1989	Dec. 2019	EUR	35.5
2.0	Jan. 1991	Dec. 2020	EUR	29.4
2.0	Dec. 1991	Dec. 2021	EUR	42.9
2.0	Dec. 1992	Dec. 2022	EUR	46.5
2.0	Dec. 1993	Dec. 2023	EUR	64.4
2.0	Dec. 1994	Dec. 2024	EUR	38.3
2.0	June 1995	June 2025	EUR	55.5
2.0	Dec. 1996	Dec. 2026	EUR	39.1
2.0	Jan. 1998	Dec. 2027	EUR	23.0
2.0	Sep. 2000	Dec. 2030	EUR	4.6
2.0	Dec. 2001	Dec. 2030	EUR	10.4
2.0	Dec. 2003	Dec. 2030	EUR	1.2
2.0	Dec. 2004	Dec. 2030	EUR	2.0
2.0	Aug. 2005	Dec. 2030	EUR	2.0
2.0	Dec. 2006	Dec. 2030	EUR	3.5
2.0	Dec. 2007	Dec. 2030	EUR	1.9

Source: Ministry of Finance.

Loans from Israeli and Non-Israeli Banks

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2009 (In Millions)
4.15	Sep. 1997	June 2015	CHF	15.9
1.15	Sep. 1997	June 2015	CHF	5.6
4.69	Oct. 1998	June 2015	EUR	1.2
1.69	Oct. 1998	June 2015	EUR	0.4
4.157	Dec. 2009	Dec. 2029	EUR	141.1

Source: Ministry of Finance.

International Capital Markets Issues

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2009 (In Millions)
7.25	Dec. 1998	Dec. 2028	USD	250.0
6.875	Oct. 1999	Oct. 2034	GBP	100.0
7.75	Mar. 2000	Mar. 2010	USD	500.0
6.45	Dec. 2002	Dec. 2012	USD	75.0
4.625	June 2003	June 2013	USD	750.0
5.125	Mar. 2004	Mar. 2014	USD	500.0
3.75	Oct. 2005	Oct. 2015	EUR	750.0
5.5	Nov. 2006	Nov. 2016	USD	1,000.0
5.125	Mar. 2009	Mar. 2019	USD	1,500.0
4.625	Mar. 2010	Mar. 2020	EUR	1,500.0

Source: Ministry of Finance.

State of Israel Notes
(Issued through the Development Corporation for Israel)

Issues	Interest Rate (%)(a)	Issue Date	Maturity	Currency	Outstanding Amount on Dec. 31, 2009 (in millions)
Libor Issues(a)	Libor + 0.4%	Jan. 2003 – Dec. 2004	Jan. 2010 – Dec. 2011	USD	62.15
Libor Issues(b)	Libor + 0.6%	Jan. 2005 – Mar. 2005	Jan. 2010 – Mar. 2010	USD	43.13
	Libor + 0.4%	Jan. 2005 – June 2005	Jan. 2012 – June 2012	USD	42.15
	Libor + 0.5%	Apr. 2005 – Aug. 2005	Apr. 2010 – Aug. 2010	USD	79.13
	Libor + 0.2%	Jul. 2005 – Dec. 2005	Jul. 2012 – Dec. 2012	USD	15.9

(a)	All notes pay interest semiannually on June 30 and December 31.
(b)	The Libor Rate is determined according to Bloomberg for a six-month period rounded upwards to the next 1/16%.
(c)	The Libor Rate is determined according Bloomberg for a three months period rounded upwards to the next 1/16%.

Source: Ministry of Finance.

State of Israel Bonds
(Issued through the Development Corporation for Israel)

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on Dec. 31, 2009(a) (in millions)
Development Issue
7th – CIB	4	Jan. 1995 – Jan. 1997	Jan. 2010 – Jan. 2012	USD	102.15
– Int’l savings	4.0	Jan. 1995 – Aug. 1996	Jan. 2010 – Aug. 2011	USD	42.64
– Amended CIB	4.0	Oct. 1996 – Feb. 2006	Oct. 2011 – Feb. 2021	USD	66.41
Amended Registered Savings	4.0	Jun. 1996 – Feb. 2006	Jun. 2011 – Feb. 2021	USD	74.97
Amended Int’l Savings	4.0	Sep. 1996 – Feb. 2006	Sep. 2011 – Feb. 2021	USD	35.75
Individual Variable Rate Issue (IVRI)
6th	(b)	January 1998 – May. 1999	January 2010 – May. 2011	USD	54.55
Mazel Tov
1st	3.7 – 4.25	Jan. 2005 – July 2005	Jan. 2010 – July 2010	USD	6.84
1st Amended	3.7 – 4.4	Aug. 2005 – Mar. 2006	Aug. 2010 – Mar. 2011	USD	6.7
Zero Coupon Issues
5th	7.9	Jan. 2000 – Jan. 2000	Jan. 2010 – Jan. 2010	USD	16.6
6th	6.65 – 8.0	Feb. 2000 – Apr. 2001	Feb. 2010 – Apr. 2011	USD	84.85
7th	6.65 – 7.15	Apr. 2001 – Jan. 2002	Apr. 2011 – Jan 2012	USD	90.5
8th	4.25 – 7.00	Feb. 2002 – Mar. 2006	Feb. 2012 – Mar. 2016	USD	845.7
Floating Rate Issue (FRI)
4th additional	(c)	Jan. 2000 – Jan. 2000	Jan. 2010 – Jan. 2010	USD	2.4
Jubilee
3rd 5 Years	3.75 – 4.35	Jan. 2005 – Aug. 2005	Jan. 2010 – Aug. 2010	USD	275.13
3rd 5 Years Amended	4.15 – 4.95	Aug. 2005 – Mar. 2006	Aug. 2010 – Mar. 2011	USD	123.36
10 Years	6.50 – 7.70	Jan. 2000 – Jun. 2001	Jan 2010 – Jun. 2011	USD	111.2
2nd 10 Year	6.40 – 7.0	July 2001 – Mar. 2002	July 2011 – Mar. 2012	USD	143.4
3rd 10 Year	4.15 – 6.80	Mar. 2002 – Aug. 2005	Mar. 2012 – Aug. 2015	USD	1030.7
3rd 10 Year Amended	4.55 – 5.35	Aug. 2005 – Mar. 2006	Aug. 2010 – Mar. 2011	USD	17.5
4th 5 Year	4.55 – 5.55	Mar. 2006 – Jan 2007	Mar. 2011 – Jan 2012	USD	115.85
4th 7 Year	5.15 – 5.75	Mar. 2006 – Oct. 2006	Mar. 2013 – Oct 2013	USD	9.03
4th 10 Year	4.70 – 5.90	Mar. 2006 – Jan 2007	Mar. 2016 – Jan 2017	USD	46.6
5th 2 Year	1.71 – 3.17	Jan. 2008 – Nov. 2009	Jan. 2010 – Nov. 2011	USD	269.16
5th 3 Year	1.04 – 5.26	Jan. 2007 – Jan. 2009	Jan. 2010 – Jan. 2012	USD	75.05
5th 5 Year	1.76 – 5.34	Jan. 2007 – Jan. 2009	Jan. 2012 – Jan. 2014	USD	185.85
5th 10 Year	4.79 – 5.5	Jan. 2007 – July 2007	Jan. 2017 – July 2017	USD	11.7
6th 3 Year	1.46 – 2.76	Jan. 2009 – Jan. 2010	Jan. 2012 – Jan. 2013	USD	273.25
6th 5 Year	2.29 – 4.25	Jan. 2009 – Jan. 2010	Jan. 2014 – Jan. 2015	USD	306.68
6th 1 Year Maccabee	1.00 – 1.10	Jun. 2009 – Oct. 2009	Jun. 2010 – Oct. 2010	USD	9.53
6th 3 Year Maccabee	1.26 – 2.56	Jan. 2009 – Jan. 2010	Jan. 2012 – Jan. 2013	USD	21.49
6th 5 Year Maccabee	2.09 – 4.05	Jan. 2009 – Jan. 2010	Jan. 2014 – Jan. 2015	USD	24.95

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on Dec. 31, 2009(a) (in millions)
Savings Bonds
5 Year Saving (Mazel Tov)	4.56 – 5.22	Mar. 2006 – Jan 2007	Mar. 2011 – Jan 2012	5 Year Saving (Mazal Tov)	4.56 – 5.22
10 Year Saving	4.75 – 6.05	Mar. 2006 – Jan 2007	Mar. 2016 – Jan 2017	10 Year Saving	4.75 – 6.05
2nd 2 Year Saving	3.00 – 4.15	Jan. 2008 – Nov. 2008	Jan. 2010 – Nov. 2010	2nd 2 Year Saving	3.00 – 4.15
2nd 3 Year Saving	4.51 – 5.28	Jan. 2007 – Jan. 2009	Jan. 2010 – Jan. 2012	2nd 3 Year Saving	4.51 – 5.28
2nd 5 Year Saving (Mazel Tov)	3.41 – 4.86	Jan. 2007 – Jan. 2009	Jan. 2012 – Jan. 2014	2nd 5 Year Saving (Mazel Tov)	3.41 – 4.86
2nd 10 Year Saving	4.91 – 5.62	Jan. 2007 – July 2007	Jan. 2017 – July 2017	2nd 10 Year Saving	4.91 – 5.62
2nd 10 Year Saving (Mazel Tov)	4.71 – 5.07	Jan. 2007 – July 2007	Jan. 2017 – July 2017	2nd 10 Year Saving (Mazel Tov)	4.71 – 5.07
3rd 3 Year Sabra Saving	0.8 – 2.46	Jan. 2009 – Jan 2010	Jan. 2012 – Jan. 2013	3rd 3 Year Sabra Saving	0.8 – 2.46
3rd 5 Year Saving (Mazel Tov)	1.6 – 2.99	Jan. 2009 – Jan 2010	Jan. 2014 – Jan. 2015	3rd 5 Year Saving (Mazel Tov)	1.6 – 2.99
1st 3 Year Reinvestment Saving	1.52 – 2.44	Jul. 2009 – Jan. 2010	Jul. 2012 – Jan. 2013	USD	1.2
Libor Floating Rate Issue
1st(d)	Libor + .75% – .9%	Jan. 2000 – Aug. 2000	Jan. 2010 – Aug. 2010	USD	64
2nd(d)	Libor + .75	Jul. 2000 – Jan. 2001	Jul. 2010 – Jan. 2011	USD	58.23
3rd(d)	Libor + .75%	Dec. 2000 – Jun. 2001	Dec. 2010 – Jun. 2011	USD	87.6
4th(d)	Libor + .6% – .75%	Jul. 2001 – May 2005	Jul. 2011 – May 2015	USD	249.6
5th(d)	Libor + .3% – .6%	May 2005 – Mar. 2006	May 2010 – Mar. 2011	USD	87.8
6th 4 Year(e)	Libor + .0% – .004%	Mar. 2006 – Jan 2007	Mar. 2010 – Jan 2011	USD	91.5
6th 10 Year(e)	Libor + .1% – .2%	Mar. 2006 – Jan 2007	Mar. 2016 – Jan 2017	USD	27.8
5 Year Floating Rate(e)	Libor + .2%	Mar. 2006 – Sep. 2006	Mar. 2011 – Sep. 2011	USD	46.5
7th 2 Year(a)	Libor + (-1.0%) – (-0.45%)	Jan. 2008 – Aug. 2008	Jan. 2010 – Aug. 2010	USD	266.63
7th 2 Year – Financing(e)	Libor + (-0.4%) – (-0.35%)	Jan. 2008 – Oct. 2008	Jan. 2010 – Oct. 2010	USD	68
7th 3 Year(e)	Libor + (-1.8%) – 0.0	July 2007 – Nov. 2008	July 2010 – Nov. 2011	USD	57.6
7th 3 Year – Financing(e)	Libor	Jan. 2007 – Oct. 2007	Jan. 2010 – Oct. 2010	USD	70.3

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on Dec. 31, 2009(a) (in millions)
7th 5 Year(e)	Libor + (-1.15%) – 0.1%	Jan. 2007 – Nov. 2008	Jan. 2012 – Nov. 2013	USD	70.8
7th 10 Year(e)	Libor + (-0.15%) – 0.1%	Jan. 2007 – July 2007	Jan. 2017 – July 2017	USD	6.44
8th 3 Year(e)	Libor + (-.65%) – .95%	Jan. 2009 – Jan. 2010	Jan. 2012 – Jan. 2013	USD	71.69
8th 3 Year – Financing(e)	Libor + (-.4%) – .95%	Jan. 2009 – Dec. 2009	Jan. 2012 – Dec. 2012	USD	97.85
8th 5 Year(e)	Libor + (0 – 1.5%)	Jan. 2009 – Jan. 2010	Jan. 2014 – Jan. 2015	USD	82.68
Canadian Issues
2nd Floating Rate	(f)	Jan. 1998 – Apr. 2006	Jan. 2010 – Apr. 2018	Can. Dollar	16.93
2nd EDI	3.65 – 5.8	Jan. 2005 – May 2006	Jan 2010 – May 2011	Can. Dollar	56.62
2nd Chai	3.4 – 4.5	Jan. 2005 – May 2006	Jan. 2010 – May 2011	Can. Dollar	5.64
Zero Coupon	6.15 – 7.45	Oct. 2000 – Nov. 2004	Oct. 2010 – Nov. 2014	Can. Dollar	98.97
2nd Zero Coupon	4.3 – 5.60	Nov. 2004 – May. 2006	Nov. 2014 – May. 2016	Can. Dollar	16.29
Savings 5 Year	4.15 – 4.6	May 2006 – Jan 2007	May 2011 – Jan 2012	Can. Dollar	5.84
Savings 10 Year	4.3 – 5.4	May 2006 – Jan 2007	May 2016 – Jan 2017	Can. Dollar	2.45
Jubilee 5 Year	4 – 4.85	May 2006 – Jan 2007	May 2011 – Jan 2012	Can. Dollar	25.06
2nd Savings 2 Year	1.2 – 3.78	Jan. 2008 – Jan. 2009	Jan. 2010 – Jan. 2011	Can. Dollar	10.82
2nd Savings 5 Year	3.95 – 4.76	Jan. 2007 – Jan. 2009	Jan. 2012 – Jan. 2014	Can. Dollar	10.27
2nd Savings 10 Year	4.27 – 5.27	Jan 2007 – July 2007	Jan 2017 – July 2017	Can. Dollar	1.28
2nd Jubilee 2 Year	1.65 – 3.86	Jan. 2008 – Jan. 2009	Jan. 2010 – Jan. 2011	Can. Dollar	23.76
2nd Jubilee 3 Year	4.05 – 4.95	Jan. 2007 – Oct. 2007	Jan. 2010 – Oct 2011	Can. Dollar	5.06
2nd Jubilee 5 Year	3.91 – 4.99	Jan. 2007 – Jan. 2009	Jan. 2012 – Jan. 2014	Can. Dollar	24.39
3rd 3 Year Sabra Savings	2.00 – 3.09	Jan. 2009 – Jan. 2010	Jan. 2012 – Jan. 2013	Can. Dollar	3.74
3rd 5 Year Mazel Tov	2.1 – 3.14	Jan. 2009 – Jan. 2010	Jan. 2014 – Jan. 2015	Can. Dollar	2.55
3rd 3 Year Maccabee	1.86 – 3.26	Jan. 2009 – Jan. 2010	Jan. 2012 – Jan. 2013	Can. Dollar	3.25
3rd 5 Year Maccabee	2.97 – 4.39	Jan. 2009 – Jan. 2010	Jan. 2014 – Jan. 2015	Can. Dollar	4.38
3rd 3 Year Jubilee	2.00 – 3.36	Jan. 2009 – Jan. 2010	Jan. 2012 – Jan. 2013	Can. Dollar	19.43
3rd 5 Year Jubilee	3.02 – 4.51	Jan. 2009 – Jan. 2010	Jan. 2014 – Jan. 2015	Can. Dollar	50.09
Euro Bonds
Savings Bond 10 Year	4.25 – 4.7	Jun. 2006 – Jan 2007	Jun. 2016 – Jan 2017	EUR	0.035
Euro Floating Bond 7 Year(g)	Euribor + .056% – .195%	Jun. 2006 – Jan 2007	Jun. 2013 – Jan 2014	EUR	0.115
2nd Savings Bond 2 Year	3.94 – 4.69	Jan. 2008 – Jan. 2009	Jan. 2010 – Jan. 2011	EUR	16.85
2nd Savings Bond 10 Year	4.45 – 5.25	Jan. 2007 – July 2007	Jan. 2017 – July 2017	EUR	0.22
2nd Euro Floating Bond 2 Year(g)	Euribor + (-2.0%) – .1%	Jan. 2008 – Nov. 2008	Jan. 2010 – Nov. 2010	EUR	42.94
2nd Euro Floating Bond 7 Year(g)	Euribor + .1%	Mar. 2007 – Jun. 2007	Mar. 2014 – Jun 2014	EUR	0.055
3rd Euro Savings Bond 3 Year	2.44 – 4.24	Jan. 2009 – July 2009	Jan. 2012 – July 2012	EUR	16
3rd Euro Floating Bond 3 Year(g)	Euribor + (-.6%) – .9%	Jan. 2009 – July 2009	Jan. 2012 – July 2012	EUR	0.6
4th Euro Savings Bond 3 Year	2.44 – 3.97	July 2009 – Jan. 2010	July 2012 – Jan. 2013	EUR	12.41
4th Euro Floating Bond 3 Year(g)	Euribor + .1% – .9%	July 2009 – Jan. 2010	July 2012 – Jan. 2013	EUR	1.2

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on Dec. 31, 2009(a) (in millions)
Issues that previously matured for which there are outstanding amounts because holders have not requested these amounts					259.41
Institutional Reinvestment Bonds
5 Year Fixed Rate	3.61 – 3.80	Sep. 2008 – Sep. 2008	Sep. 2013 – Sep. 2013	USD	43.5
2 Year Floating Rate	1.6625	Dec. 2008	Dec. 2010	USD	10
Institutional Bonds
3 Year Floating Rate(e)	Libor + 0% – .9%	Jan. 2009 – Jan. 2010	Jan. 2012 – Jan. 2013	USD	8.2
5 Year Floating Rate(e)	Libor + 1.0% – 1.2%	Jan. 2009 – Jan. 2010	Jan. 2014 – Jan. 2015	USD	12.8
3 Year Jubilee	2.43 – 2.92	Jan. 2009 – July 2009	Jan. 2012 – July 2012	USD	46.5
5 Year Jubilee	3.44 – 4.49	Feb. 2009 – July 2009	Feb. 2014 – July 2014	USD	20
5 Year Canadian Jubilee	4.25 – 4.52	Aug. 2009 – Sep. 2009	Aug. 2014 – Sep. 2014	Can. Dollar	1.25

(a)	Not including $20.97 million awaiting Bond issuance by Fiscal Agent.
(b)	Interest rate equals 5% plus one-half of the difference between prime and 5% if prime is greater than 5% and equals prime if prime is less than 5%.
(c)	Interest rate equals average prime minus 175 basis points.
(d)	The Libor rate is determined according to Bloomberg, for three months rounded upward to the 1/16%.
(e)	The Libor rate is determined according to Bloomberg, for six months rounded upward to the 1/16%.
(f)	Interest rate equals Canadian prime minus 75 basis points.
(g)	The Euribor rate is determined according to Bloomberg, for six months rounded upward to the 1/100%.

Source: Ministry of Finance.

Balances of the Government’s Foreign Currency Debt by Currency
(As of December 31, 2009)

Total (In Millions)
United States Dollars (USD)	26,470
Euro (EUR)	2,096
Canadian Dollar (CAD)	473
Swiss Francs (CHF)	21
British Pound Sterling (GBP)	170

Source: Ministry of Finance.

Government Guarantees of Foreign Currency Indebtedness
(As of December 31, 2009)

To	For	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount
KFW Bank	IEC Corporation	5.23	2000	2009	EUR	—
EDC Bank	IEC Corporation	Libor + 0.5	1997	2013	USD	9,917,705
EDC Bank	IEC Corporation	Libor + 0.4	1997	2013	USD	1,765,420
CitiBank	IEC Corporation	Libor + 0.2	2005	2026	USD	222,796,000

Source: Ministry of Finance.

Tradable Local Currency Direct Debt of the Government of Israel

Serial No.	Serial Name	Interest Rate		Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2009 (In Millions of NIS)
Floating Rate Loans
9230335	Gilon Chadash		(1)	23/05/2000	30/04/2010	9,031.3
9230434			(1)	08/03/2001	28/02/2011	10,700.0
9230533			(1)	03/01/2002	30/12/2011	11,300.0
1106970	Israel Government FRN		(2)	08/01/2008	31/08/2017	15,372.9
1116193			(2)	07/12/2009	31/05/2020	576.5
Fixed Rate Loans
9266735	Shahar	6.0		07/02/2005	31/01/2010	6,265.5
9268038		7.0		17/05/2001	29/04/2011	13,158.8
9268137		10.0		25/06/2002	31/05/2012	9,047.0
9268236		7.5		26/04/2004	31/03/2014	15,965.2
9268335		6.5		06/02/2006	31/01/2016	9,650.6
1099456	Israel Government Fixed	6.25		06/11/2006	30/10/2026	10,132.8
1107788		5.0		13/11/2007	31/03/2013	15,779.6
1101575		5.5		26/02/2007	28/02/2017	17,146.5
1110907		6.0		10/06/2008	28/02/2019	16,991.3
1112887		4.0		01/12/2008	30/3/2012	15,181.7

Serial No.	Serial Name	Interest Rate	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2009 (In Millions of NIS)
1114297		4.5	08/06/2009	30/01/2015	7,085.0
1115773		5.0	02/11/2009	31/01/2020	2,373.8
1113976	Israel Government T-Bills	0	11/05/2009	22/03/2010	2,373.7
1116185		0	14/12/2009	17/08/2010	631.9
CPI linked Loans
9542333	Galil	CPI + 4.00	14/02/1995	28/02/2010	332.4
9542432		CPI + 4.00	06/06/1995	30/06/2010	530.0
9542531		CPI + 4.00	25/07/1995	31/07/2010	1,076.0
9542630		CPI + 4.00	05/10/1995	31/10/2010	1,274.6
9542739		CPI + 4.00	03/06/1997	30/06/2012	4,000.0
9547035		CPI + 5.00	24/11/1998	31/10/2013	3,750.0
9547134		CPI + 5.00	30/11/1999	31/10/2014	1,050.0
9547233		CPI + 5.00	25/05/2000	30/04/2015	11,357.7
9548033		CPI + 4.00	04/09/2001	31/08/2011	10,050.0
9548132		CPI + 5.00	03/09/2002	31/08/2012	11,763.8
9590332		CPI + 4.00	21/08/2001	30/07/2021	15,100.2
9590431		CPI + 4.00	23/08/2004	31/07/2024	9,645.3
1097708	Israel Government CPI Linked	CPI + 4.00	26/06/2006	30/05/2036	13,603.6
1106525		CPI + 2.5	06/08/2007	30/06/2010	11,912.4
1108927		CPI + 3.5	07/01/2008	30/04/2018	15,241.1
1113646		CPI + 1.5	06/04/2009	30/06/2014	9,845.0
1114750		CPI + 3.0	03/08/2009	31/10/2019	3,694.8
Dollar Linked/Floating Rate Loans
9655135	Gilboa		24/01/2000	24/01/2010	300.0

(1)	Annual interest rate equals weighted average of yields to maturity of Treasury Bills (Makam) with 3 to 12 months maturity.
(2)	Annual interest rate equals yields to maturity of Treasury Bills (Makam) with 12 months maturity.

Source: Ministry of Finance.

Non-Tradable Local Currency Direct Debt of the Government of Israel

Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2009 (In Millions)
CPI-Linked Loans
Hertz	CPI + 4% – 6.2%	1967 – 2008	2007 – 2031	34,602.9
Meron	CPI + 5.5%	1987 – 2003	2007 – 2023	56,147.7
Arad	CPI + 4.8%	1995 – 2009	2010 – 2024	18,246.6

Source: Ministry of Finance.

Various Loans of the Government of Israel

Name	Interest Rate	Issue Date	Date of Maturity		Outstanding Amount on December 31, 2009 (In Millions)
Emission and Funds(1)	2 – 6%	1984 – 2004		(2)	NIS8,360.0
Compulsory Bonds	N/A	N/A	N/A		80

(1)	The funds and emissions include mostly deposits at the Accountant General’s Office made by financial institutions and other entities.
(2)	Most of these amounts were deposited for 17 years and are re-financed. Some of the Depositing entities are able to withdraw their funds at any time and some of the deposits (those referred to as “emissions”) have an established maturity date.

Source: Ministry of Finance.

Balance of the Government’s Floating Rate Debt by Currency

Total (In Millions)
United States Dollars (USD)	2,000.0
Euro (EUR)	45.0
Canadian Dollar (CAD)	17.0
British Pound Sterling (GBP)	4.0
New Israeli Shekel (NIS)	47,032.0

Source: Ministry of Finance.